2015 Annual Report

Contents

1.	2015 Results and Future Outlook	3

2.	Corporate Governance	9

3.	Our Shareholders / Stock Performance	15

4.	Macroeconomic Context	17

5.	The Argentine Electricity Market	18

6.	The Oil and Gas Market	40

7.	Fiscal Year Relevant Events	50

8.	Description of Our Assets	62

9.	Human Resources	90

10.	Corporate Responsibility	91

11.	Information Technology	96

12.	Health, Safety and Environmental Management	97

13.	Results for the Fiscal Year	102

14.	Dividend Policy	124

15.	Board of Directors’ Proposal	125

Appendix I: Corporate Governance Report		126

2015 Annual Report

To the Shareholders of Pampa Energía S.A. (‘Pampa’ or the ‘Company’),

Pursuant to the statutory rules and bylaws currently in force, we submit to your consideration the Annual Report and Financial Statements for the 72nd fiscal year ended December 31, 2015.

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1.         2015 Results and Future Outlook

In 2015, Pampa recorded a profit of AR$3,849 million, of which AR$3,065 million are attributable to the Company’s shareholders, a figure significantly higher than the AR$530 million profit recorded in 2014, of which AR$743 million were attributable to the Company’s shareholders. The AR$3,849 million profit is made up of profits of AR$550 million in the Generation segment, AR$9 million in the Transmission segment, AR$613 million in the Distribution segment, AR$352 million in the Oil and Gas segment and AR$2,325 million in the Holding and Others segment (which includes AR$1,583 million profit for the valuation at market value of 40% of our interest in Compañía de inversiones de energía S.A. (‘CIESA’), TGS’s controlling company).

It is important to highlight that, despite the regulations imposed on the electricity sector in 2015, during which policies on demand-side subsidies and the resulting low electricity tariffs remained in place, we have succeeded in obtaining positive results in all our business segments. As we will explain later, this situation has started to regularize as from the taking of office of the new Government and the declaration of an energetic emergency aimed, among other objectives, at regularizing electricity and natural gas tariffs paid by end customers, which we hope will allow us to significantly increase the utility’s quality levels.

Regarding our subsidiary Edenor, fiscal year 2015 ended with an important profit and a significant reversal of the previous fiscal year’s deficit due to a series of government measures seeking to alleviate the serious situation affecting the company as a result of the tariff freeze. However, these measures—which will be discussed later— are no longer in force as of the date hereof, and critical and repeatedly demanded measures tending to regularize the sector have been passed.

Given the need to adjust the economic and financial situation of electricity distributors, in March 2015 the National Secretariat of Energy (‘SE’) passed SE Resolution No. 32/15 (‘Resolution No. 32’) approving a theoretical tariff scheme for Edenor to be funded by the National Government effective as from February 1, 2015. Resolution No. 32 also provided that as from February 1, 2015, funds collected by Edenor under the Program for the Rational Use of Electric Power (‘PUREE’) (SE Resolution No. 745/05), which were previously disclosed as a liability, would be deemed part of the income to cover the higher costs of the public utility’s operation. As a result, during 2015 there was a reversal in the deficit experienced as of the closing of the previous fiscal year. Thus, during this fiscal year Edenor disclosed income additional to the Distribution Value Added (‘VAD’) in the amount of AR$5,577 million, out of which AR$3,961 million resulted from Resolution No. 32, AR$568 million from PUREE collections, AR$496 million from the offsetting of loans received for the payment of salary increases, and AR$551 million from the recognition of higher costs not included in the tariffs (out of which AR$187 million were used for the offsetting of debts incurred with Compañía Administradora del Mercado Eléctrico Mayorista S.A. (‘CAMMESA’) for unpaid electricity). This income has allowed Edenor to turn a AR$3,335 million operating deficit into net income for AR$1,142 million in fiscal year 2015.

Fiscal year 2015 closes a four-year period where Edenor has made bold efforts operating in a distorted market; a period starting in 2012, when we made the decision to warn the previous Government’s authorities that their failure to act would have dire consequences on the service levels and that the frozen tariffs policy encouraged unconscionable consumption, which called for a significant increase in investments to meet the energy demand. This serious situation not only affected Edenor’s property rights, but also distorted the conditions for the ordinary operation of the public utility.

However, fully convinced as we are that our first obligation is the provision of the electric service, Edenor has made the decision to launch an investment plan unprecedented in the history of the company, and higher than that required by the authorities then in office in order to meet the expected increase in the demand, which has evidenced a spectacular 44.5% growth during the last 10 years, whereas comparable cities such as Santiago de Chile or Sao Paulo have had a 15% increase, or a 3% increase in the case of New York City.

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This is an extraordinary challenge, where Edenor has increased its investment levels from approximately US$100 million a year between 2007 and 2012 to US$199, US$210 and US$272 million during the last three fiscal years, respectively. We are proud of this accomplishment. The execution of investments requires planning, projecting, calling for bids and entering into contracts. Permits to use land, electrical transmission lines’ rights of way, etc. are required. Nothing could have been done faster than we did. We undertake to continue with this investment program to reach the quality levels our customers deserve, which is the essence of our mission and vocation.

Now, due to Edenor’s operating deficit during the last few years resulting from the disparity in the evolution of its income and expenses, as a consequence from the tariff freeze and the increase in exploitation and investment costs, the company has been forced to adopt emergency measures, including deferring payments owed to CAMMESA for the power purchased in the Wholesale Electric Market (‘WEM’), ceasing the payment of penalties imposed for the deterioration of the service quality levels, and finally taking out loans for investments and the payment of salaries, among other available sources of financing.

As of fiscal year 2015’s closing date, on account of the application of all these mechanisms, Edenor has accumulated debts with different governmental and semi-governmental agencies, such as debts with CAMMESA in the amount of AR$2,714 million (including interest) for unpaid power and loans granted by CAMMESA as instructed by the SE in the amount of AR$1,300 million. If the nominal amount of AR$1,000 million for unpaid penalties is added, a clear view of the starting point can be observed.

Despite the fragility of Edenor’s situation, the continuous commitment by our staff, who are making an extraordinary effort on an everyday basis, has allowed us to keep the best service levels among public utility companies in the country. However, we are fully aware that, although all service quality indicators have remained within reasonable levels, a deterioration can be observed. This analysis cannot be separated from the fact that, on account of the lack of appropriate price signals, residential demand has continued growing, with the resulting consequences in the distribution network facilities and the levels of complaints and breakdowns.

In the last week of January 2016, through Resolutions No. 6/16 and 7/16 of the Ministry of Energy and Mining (‘MEyM’) and Resolution No. 1/16 of the National Electricity Regulatory Agency (‘ENRE’), the Executive Branch and the regulatory agency have brought about several very significant changes which will affect Edenor’s evolution, including, although not limited to, the following:

a.      The abrogation of Resolution No. 32 and the implementation of a new tariff schedules;

b.     The termination of the loan agreements system to be destined to investments;

c.      An increase in the purchase value at average monomic seasonal price (including power capacity, transportation and other fees) from AR$86.91/MWh (actual) to AR$321.24/MWh (estimated average); this last value comprises all consumption categories, subject to discounts for savings and the creation of a social tariff;

d.     The abrogation of the PUREE Program;

e.     An increase in the value of the fixed charge for investments created by Resolution No. 347/12 and the transfer to Edenor of the responsibility for the management of the funds, thus eliminating the trusts created by such Resolution;

f.      The issuance of monthly invoices to all our customers; and

g.      The giving of instructions to the ENRE so that it may enforce the Full Tariff Review (‘RTI’) before December 31, 2016, nine years after the approval by the Executive Branch of the Contract Renegotiation Memorandum of Understanding establishing it.

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As we have permanently expressed during almost 10 years, we have always believed that subsidies should be directed to those needing them, as we consider it inappropriate that customers with financial capacity should pay monthly invoices for AR$25, which did not even cover 10% of the service costs.

The announced measures seek to start a process providing sustainability to the sector, promoting the saving of non-renewable resources, improving the service and guaranteeing that Governmental assistance reaches those actually needing it. In this first stage, 80% of Edenor’s customers will pay between AR$150 and AR$300 a month, an amount well below other services as cable television or mobile telephony. Additionally, with the creation of a social tariff with a 150 kWh consumption exempted from variable costs and the possibility to pay a price equivalent to 10% of the full tariff available for customers reducing their consumptions, governmental assistance remains in place for those actually needing it, while savings in the use of this scarce resource are promoted.

It should be pointed out that at the time of issuance of this Annual Report, the provision of electricity is having wide media coverage due to the combination of the recently-approved tariff increase and the heat wave, which causes power cuts as a consequence of the excess demand during peak hours. In this respect, it is worth mentioning that within Edenor’s concession area power cuts were not massive and did not affect whole neighborhoods, but involved just isolated cases. The company has mobilized all its material and human resources to overcome the heat wave with the least possible impact on its customers, to this effect engaging about 1,000 emergency teams.

Despite the above-mentioned difficult economic and financial situation, we would like to underscore the effort we have been making as an integral part of the electricity sector to contribute to delivering energy on a safe and sound basis in order to meet the sustained electric power demand growth experienced during the last few years. Along this line, in 2015 the Argentine electricity grid recorded a historical peak power demand of 23,949 MW, 70% above the figure recorded in 2001. From the companies controlled and co-controlled by Pampa, in 2015 we have reinforced our commitment by investing AR$6,533 million 1, a figure 111% higher than the AR$3,100 million invested in 2014.

Evolution of Pampa Energía’s Investments by Segment

In AR$ Million

1 Includes 100% of the investments of Transener, a company co-controlled by Pampa.

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Note: under the IFRS, we no longer consolidate the Transmission segment in Pampa Energía’s financial statements.

Argentine Electricity System: Evolution of Maximum Demand of Power Capacity

2001–2015, in MW

As regards the Generation segment, in July 2015 the Secretariat of Energy issued SE Resolution No. 482/15, applying retroactively, since February 2015, the remuneration scheme implemented under SE Resolution No. 529/14. This update enabled Pampa’s generation units to receive an additional revenue of approximately AR$200 million for 2015 compared to the values previously in force. However, Pampa’s results were negatively affected by the continuous increase in operating costs, including an approximate 33% labor cost increase in 2015.

This has particularly impacted generators not operating in the Energy Plus market or with contracts under Resolution No. 220/07, as in the case of Central Piedra Buena (‘CPB’) and hydroelectric plants Los Nihuiles (‘HINISA’) and Diamante (‘HIDISA’). Hydroelectric plants have been further affected by low water levels, as 2015 was a dry year with a water flew 33% below the historical average. Moreover, both SE Resolution No. 482/15 and their preceding resolutions have allocated a large share of the proceeds to the MWh generated, leaving hydroelectric plants to depend largely on the level of water flow (meteorology) to cover their fixed costs.

At consolidated level, the Generation segment has been able to offset part of the cost increases thanks to the 295 MW of installed capacity that are remunerated by private schemes such as Energy Plus and SE Resolution No. 220/07. This power corresponds to MWs installed by the Company since 2008, which represent 13% of the total capacity of the Generation segment.

Despite the tight economic situation in the Generation segment, the good levels of performance and availability of all our power plants should be highlighted. These values stand significantly above the industry average and close to its own historical average, which speaks of the professionalism and commitment of all personnel involved.

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Regarding the maintenance of our power plants, during 2015 we have invested more than US$68 million in non-recurring overhauls, including the overhaul of one of the two CPB’s units for an amount of US$55 million which will allow for a significant availability and efficiency improvement. This maintenance was financed by a loan granted by CAMMESA, which will be repaid with the non-recurring maintenance remuneration created by the previously mentioned SE Resolution No. 482/15 and, if insufficient and provided the target availability is met, with up to 50% of the free cash flow generated by CPB. During 2016, and among others, we will conduct the overhaul of CPB’s other unit.

Furthermore, during 2015 we have worked hard to expand the installed capacity of Central Térmica Loma de la Lata (‘CTLL’) by 120 MW, with a total investment estimated at US$110 million. This expansion consists of the installation of a high-efficiency gas turbine LMS-100 GE (105 MW), the commissioning of which is expected by March 2016, and two MAN engines (15 MW), which are expected to become operative during the first term of 2017. It should be pointed out that the financing of the expansion project was substantially made through a loan granted by CAMMESA, the repayment of which upon maturity may be done through offsetting sales credits generators have with CAMMESA, or in cash, at Pampa’s option.

As regards the arbitration proceeding initiated in 2011 before the International Chamber of Commerce regarding several reciprocal claims between CTLL and the contractors appointed to perform the combined-cycle expansion works in its plant (Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A., among others), in June 2015 the Arbitration Court passed a conclusive award, which was later modified (upon request of the parties) through an addendum, which sentenced the contractors to pay CTLL the total amount of US$50.9 million as compensation for damages, cost reimbursements, stipulated penalties, and arbitration costs and expenses incurred by CTLL. Furthermore, the Arbitration Court resolved that the amount of the sentence should be offset with amounts already collected by CTLL (amounts resulting from the execution of bank performance bonds and the discounts under the construction contract) and US$1 million that CTLL owed Isolux on account of insurance deductibles. After such offsetting, Isolux was sentenced to pay US$15.3 million, which will accrue interest at an annual 8% rate until the total repayment of the debt. Later, CTLL and its contractors entered into an agreement establishing the form, terms and conditions for the cancellation of the mutual claims held between the parties, both under the Arbitration Proceeding and under other pending legal proceedings. As of the date hereof, contractors have only paid US$7.9 million, thus breaching the conditions of the above-mentioned agreement; therefore, CTLL has demanded the forced execution of the Agreement, which is a lawfully enforceable title conferring the right of execution in Spain.

Likewise, our permanent financial proactivity should be highlighted, which is evidenced in the continuous debt reduction process for all our plants, as well as in the significant reduction in U.S. dollar-denominated debt. As the most relevant transactions for the period, we should mention the issuance by CTLL of two series of Corporate Bonds for a combined total amount of AR$858 million, both of which accrue interest at the Private Badlar rate plus a 0% spread, with maturities in 2017 and 2020. Besides, we have managed to mitigate the impact of the devaluation of the Argentine peso in December 2015 through hedging with financial derivatives.

Within Pampa Energía’s Generation segment, we also want to support the development of renewable energies in the country. We are currently analyzing the possibility of increasing our wind power generation’s installed capacity which, with favorable conditions, would add to our actions aiming to protect the environment, which we have already launched with the issuance of carbon credits by our subsidiary CTLL.

Regarding the Transmission segment, in December 2010 and May 2011, we entered into agreements with the SE and ENRE, respectively, referred to as ‘Instrumental Agreement to the Memorandum of Understanding with UNIREN’, recognizing the amounts owed to Transener and Transba for increased operating costs in the electricity sector between 2005 and 2010, calculated on the basis of the Cost Variation Index (‘IVC’.) In November 2015, they were extended pursuant to an addendum to the ‘Agreement for the Renewal of the Instrumental Agreement’, recognizing amounts owed to Transener and Transba in the amount of AR$551 million for higher costs for the December 2014-May 2015, as well as

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funds for additional investments in the amount of AR$276 million. Therefore, the total amount recognized in the addendum amounted to AR$827 million for Transener and Transba, out of which AR$70 million, plus interest in the amount of AR$21 million, were outstanding as of December 31, 2015. As of this date, these companies have not been authorized to include recognized cost increases in current tariffs.

It is worth stressing that Transener and Transba’s financial position largely depends on the pace of CAMMESA’s payment of such accruals. Although the execution of the Renewal Agreement and its addenda is a step forward in the recognition of increased costs, the implementation of a new tariff scheme resulting from the RTI is vital, and we consider it is part of the adjustments to be implemented by the Government in the electricity sector under the recently declared energetic emergency.

In 2015, through our subsidiary Petrolera Pampa, we have continued with the exploration and exploitation of natural gas reserves under production agreements entered into with YPF, Petrobras and Apache. Under these projects, as of this date we have 124 productive wells with a gas production of approximately 2.3 million m3 a day for Petrolera Pampa. Such projects fall within the scope of both Gas Plus and the Natural Gas Surplus Injection Promotion Program, under which a price of US$7.5 per million BTU will be received for all the volume exceeding the adjusted base injection. An important milestone for Petrolera Pampa was the execution, in May 2015, of an addendum to the investment agreement entered into with YPF. The main amendments to this agreement were the incorporation of other formations (with the exclusion of Vaca Muerta and Quintuco formations) and the wells of the Mulichinco formation which had not been previously included. In return, Petrolera Pampa undertook to make 50% of the investments in surface facilities, development wells in Mulichinco and exploration wells for an approximate amount of US$130 million during the 2015-2017 period. Thus, the investment plan committed in this area from 2014 to 2017 will amount to approximately US$350 million. Petrolera Pampa plans to continue expanding its business during this year so as to consolidate its growth.

Regarding the transportation and processing of natural gas, TGS has been affected by a tariff lag since 1999. In this sense, TGS’ tariffs only had a 20% increase granted by the regulatory agency in 2014 and a 44% in 2015, compared to an increase in wage costs of 1,595% since the tariff freeze. Additionally, in relation to the production and commercialization of liquid hydrocarbons, the fall in international prices continued during 2015, directly correlated with the fall in the crude oil price, marking the lowest prices in the last seven years and showing a 70% cumulative decrease from 2014’s maximum price. This situation significantly affects the operating margins of the liquids segment, which until now allowed TGS to balance its results, offsetting the negative effects from the failure to update tariffs in the natural gas transportation segment. However, we are working with the Government in the update of natural gas transportation tariffs and the subsequent RTI, which we expect will allow, as in the electricity sector, to regularize the conditions of the business.

Furthermore, in relation to the acquisition of TGS’s co-control timely notified to the National Antitrust Commission (‘CNDC’), we have received no express approval yet. However, the Company considers it has been tacitly approved given that as of December 2011 there is a positive ruling from the referred CNDC recommending the Secretary of Interior Commerce to approve the purchase of 40% of the capital stock and voting rights in CIESA by the Company, and there has been no administrative act to the contrary since. Notwithstanding that, as of this date the Company has not adopted the decision to exercise its right to participate in fifty percent (50%) of the economic and voting rights in CIESA, and indirectly in TGS, which in no way implies control over such companies, or to contribute its efforts and abilities in the development of these companies’ business.

Another important event for the Company was the exercise, in November 2015, of the warrants for the purchase of Pampa’s common shares granted to the Company officers. In this sense, on December 1, Pampa issued 381.5 million common shares in consideration of US$103 million (or its equivalent value in Argentine pesos), its current capital stock now amounting to 1,695.9 million common shares. This operation and the resulting fund inflow is of paramount importance for the execution of new investments we are currently negotiating, and reinforces once again the officers’ commitment with the growth of Pampa.

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Finally, Pampa’s Board of Directors would like to seize this opportunity to thank all of the Company’s staff who, with their effort and dedication, help us overcome the challenges of our business on a daily basis. We would also like to express our gratitude to our suppliers, financial institutions and investors who have shown their support and continuous trust placed in us.

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2.         Corporate Governance

At Pampa we believe that the best way of preserving and protecting our investors is to adopt and implement the best corporate governance practices that may consolidate us as one of the most trustworthy and transparent companies on the market.

For such purpose, we constantly strive to incorporate those practices by taking into account international market trends, as well as domestic and foreign applicable corporate governance standards and rules.

Beyond the information contained in this presentation, further information on Pampa’s Corporate Governance practices may be found in Appendix I to this Annual Report containing the Corporate Governance Report required by the Corporate Governance Code (the ‘Code’) pursuant to National Securities Commission (‘CNV’) General Resolution No. 606/12 issued on March 23, 2012, which supersedes prior CNV General Resolution No. 516/07.

2.1 |  Pampa’s Corporate Structure

Board of Directors

Pursuant to Business Companies’ Act No. 19,550 (the ‘BCA’), Capital Markets’ Act No. 26,831 (the ‘CMA’) and Pampa’s bylaws, decision-making within the Company is vested in the Board of Directors. The Board consists of ten regular directors and a like or smaller number of alternate directors as determined by the Shareholders’ Meeting2, a percentage of which will be independent according to the independence standards set out in the CNV rules. All of our directors are elected for a term of three years and they may be re-elected indefinitely; except for independent directors, who may not be re-elected for consecutive periods. The expiration and further renewal of terms of office is made on a partial and staggered basis every year, with the election of three directors for two years, and four directors on the third year.

 2 As of the date of this Annual Report, Pampa’s Board of Directors has 8 regular directors following the renunciation submitted by Mr. Emmanuel Álvarez Agis, Ms. Lucía Belén Gutierrez and Mr. Eduardo Setti and the assumption of office of Mr. Carlos Tovagliari as regular director (who previously performed services as an independent alternate director). Furthermore, the Board of Directors has 7 alternate directors following the renunciation submitted by Ms. Cecilia Galarza and the assumption of office of Mr. Carlos Tovagliari as regular director, as previously described. Vacant positions will be filled at next Annual Shareholders’ Meeting.

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At present, Pampa’s Board of Directors is composed as follows:

Name	Position	Independence	Term expiration*
Gustavo Mariani	Chairman	Non-Independent	12/31/2016
Ricardo Alejandro Torres	Vice-Chairman	Non-Independent	12/31/2016
Damián Miguel Mindlin	Director	Non-Independent	12/31/2014
Marcos Marcelo Mindlin	Director	Non-Independent	12/31/2014
Diego Martín Salaverri	Director	Non-Independent	12/31/2015
Marcelo Blanco	Director	Independent	12/31/2015
Héctor Mochón	Director	Independent	12/31/2015
Carlos Tovagliari	Director	Independent	12/31/2015
Mariano Batistella	Alternate Director	Non-Independent	12/31/2015
Pablo Díaz	Alternate Director	Non-Independent	12/31/2015
Alejandro Mindlin	Alternate Director	Non-Independent	12/31/2015
Brian Henderson	Alternate Director	Non-Independent	12/31/2014
Gabriel Cohen	Alternate Director	Non-Independent	12/31/2015
Carlos Pérez Bello	Alternate Director	Independent	12/31/2015
Gerardo Carlos Paz	Alternate Director	Non-Independent	12/31/2016

*They will be in office until the election of their substitutes.

Senior Management

The following table includes information on our Senior Management:

Name	Position
Marcos Marcelo Mindlin	Executive director
Gustavo Mariani	President, co-CEO, and generation & new business director
Ricardo Alejandro Torres	Vice-President, co-CEO, and distribution director
Damián Miguel Mindlin	Investment director
Gabriel Cohen	Corporate finance director
Horacio Jorge Tomás Turri	Oil & gas director
Orlando Escudero	Operations &maintenance co-director
Ruben Turienzo	Commercial director
Mario Ricardo Cebreiro	Human resources director & operations & maintenance co-director
Gerardo Carlos Paz	Legal director
Mauricio Penta	Administrative director

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Supervisory Committee

Our corporate bylaws provide that the oversight of Pampa will be in charge of a Supervisory Committee consisting of three regular members and three alternate members appointed by our shareholders pursuant to the legal provisions in force. The Supervisory Committee will be composed of duly registered lawyers and/or accountants admitted to practice in Argentina, who will serve for a term of three fiscal years.

The primary function of the Supervisory Committee is to exercise statutory control over the Board of Directors complying with the provisions set forth in the BCA, the bylaws, its regulations, if any, and the Shareholders’ Meeting decisions. In the accomplishment of these duties, the Supervisory Committee does neither monitor our operations nor assess the merits of decisions made by board members.

At present, the Pampa Supervisory Committee is composed as follows:

Name	Position	Term expiration*
José Daniel Abelovich	Statutory Auditor*	12/31/2017
Jorge Roberto Pardo	Statutory Auditor	12/31/2017
Germán Wetzler Malbrán	Statutory Auditor	12/31/2017
Marcelo Héctor Fuxman	Alternate Statutory Auditor	12/31/2015
Silvia Alejandra Rodríguez	Alternate Statutory Auditor	12/31/2016
Victoria Hitce	Alternate Statutory Auditor	12/31/2016

* Chairman of the Supervisory Board (Statutory Auditors)

**They will be in office until the election of their substitutes

Audit Committee

Pursuant to Section 109 of the CMA (previously regulated by Section 15 of abrogated Executive Order No. 677/01), Pampa has an Audit Committee consisting of three regular members, who will all be independent according to the independence standards set out in the CNV rules. The Audit Committee members have professional expertise in financial, accounting, legal, and/or business matters.

Pursuant to the applicable legislation and its own Internal Regulations, the Audit Committee is responsible for compliance with, inter alia, the following duties:

•           Supervising the operation of internal control systems and the administrative/accounting system, as well as the reliability of the latter and of all financial information or any other significant facts that may be disclosed to the authorities in compliance with the applicable reporting system.

•           Advising the Board of Directors on the nomination of candidate independent directors to be members of the Audit Committee.

•           Expressing their opinion on any proposal by the Board of Directors to designate external auditors to be hired by the Company, and ensuring their independence.

•           Reviewing the plans submitted by external auditors, supervising and assessing their performance, and issuing an opinion on the presentation and disclosure of annual financial statements

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•           Reporting on fees of external audits and other services provided by the auditing firm and other firms rendering auditing, accounting, IT systems, internal control and financial and administrative counseling services.

•           Supervising the implementation of risk management information policies within the Company.

•           Providing the market with full information on transactions where there may be a conflict of interest with members of corporate bodies or controlling shareholders.

•           Approving any proposal for compensation of Pampa’s senior management to be submitted by the Board of Directors to the Shareholders’ Meeting for consideration.

•           Rendering its opinion on the compliance with legal requirements and the reasonableness of the issuance of shares or convertible securities in capital increases with the exclusion or limitation of preemptive rights.

•           Authorizing related-party transactions in the cases provided by law, as well as issuing an informed decision and disclosing it in compliance with the law whenever there is or may be an alleged conflict of interest within Pampa.

•           Checking compliance with applicable standards of ethical conduct.

•           Drawing up an annual action plan.

At present, Pampa’s Audit Committee is composed as follows:

Name	Position
Marcelo Blanco	President
Héctor Mochón	Vice-President
Carlos Tovagliari	Regular Member

Board Committees

Within the Board of Directors there is a Management Committee, which is in charge of implementing every technical and administrative matter that is part of Pampa’s day-to-day management.

Additionally, there are other committees hierarchically reporting to the Management Committee, such as: (i) the Disclosure Committee, which is in charge of receiving, classifying and analyzing all the corporate information in order to determine which information should be relayed to the market, in what way and terms, and within the scope set forth by the local and/or foreign statutory regulations applicable to Pampa; (ii) the Ethics Committee, which has a mission to oversee cases and make decisions on action to be taken regarding any behavior, acts or events which, after being examined according to the procedures prescribed by each one of Pampa’s corporate governance policies in force, imply a severe policy violation; (iii) the Cash Flow Committee, which has the purpose of reviewing, analyzing and monitoring Pampa’s cash flow; and (iv) the Finance Committee, which is responsible for implementing Pampa’s general investment and indebtedness guidelines as established by the Management Committee.

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2.2 |  Minority Shareholder Protection

Pampa’s by-laws include significant safeguards aimed at the protection of Pampa’s minority shareholders, such as:

•           Only one class of shares granting equal economic and political rights.

•           Special majorities of up to 67% of the votes to amend certain clauses of the by-laws, such as those regarding the Audit Committee’s Internal Regulations.

•           Possibility to call a Shareholders’ Meeting upon request of shareholders representing at least 5% of the capital stock.

2.3 |  Corporate Governance Policies

Code of Business Conduct – Ethics Hotline

Pampa has a Code of Business Conduct in place that not only lays down the ethical principles that constitute the foundation of the relationships between Pampa, its employees and suppliers, but also offers the means and instruments that ensure transparency in the handling of matters and issues that may affect Pampa’s adequate management.

As part of the various corporate governance policies adopted in the course of 2010, Pampa’s Management Committee has approved the implementation of the Ethics Hotline as an exclusive channel to report, on a strictly confidential basis, any suspected misconduct or breach of the Code of Business Conduct.

Policy on Best Stock Market Practices

This Policy has been implemented in order to avoid ‘insider trading’ practices by Pampa’s employees who, by reason of their duties and/or positions, may have access to material non-public information and use it either directly or indirectly to trade securities, thus gaining an unfair advantage for themselves or for others.

This Policy applies to Pampa and its subsidiaries’ employees deemed Covered Individuals, including directors, members of the Supervisory Committee and senior management lines.

Policy on Related-Party Transactions

Pursuant to the CMA, all high-value transactions made between Pampa and individuals and/or legal entities which, pursuant to the applicable regulations in force, are considered ‘related parties’ will be subject to a specific prior authorization and control procedure to be carried out under the supervision of Pampa’s Legal Department and involving both Pampa’s Board of Directors and its Audit Committee (as applicable.)

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Board of Directors’ Self-Assessment Questionnaire

In line with the Code’s recommendations, in 2008 Pampa’s Board of Directors passed the implementation of a self-assessment questionnaire to annually examine and assess its own performance and management.

The Company’s Legal Department is in charge of examining and filing each individual questionnaire; afterwards, based on the results, it will submit to Pampa’s Board of Directors all the proposed measures deemed useful to improve the performance of the Board of Directors’ duties.

Policy on Material Information Disclosure

In the year 2009, Pampa’s Management Committee approved the Relevant Information Disclosure Policy in order to regulate the basic principles guiding the operation of the processes to be followed when publishing information relevant to Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Policy on Preliminary Approval for External Auditors’ Services

In the year 2009, Pampa’s Management Committee passed the Policy on Preliminary Approval for External Auditors’ Services, which standardizes an internal process for the Audit Committee to comply with its obligation to grant its prior approval to the hiring of External Auditors for the provision of any kind of authorized service to Pampa or any of its subsidiaries.

Fraudulent Practices Prevention Program

In the year 2010, in accordance with the provisions of the U.S. Foreign Corrupt Act and in addition to the Code of Business Conduct, Pampa adopted the Fraudulent Practices Prevention Program, which sets out the responsibilities, duties and methodology necessary to prevent and detect any misconduct and/or fraudulent behavior within Pampa and/or any Pampa Group company.

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3.         Our Shareholders / Stock Performance

On November 23, 2015, Company Officers Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres provided instructions for the exercise of all warrants timely issued under the Warrants Issuance Agreements in September 2006. Consequently, on December 1, 2015, Pampa issued 381,548,564 new common shares in the form of American Depositary Shares (‘ADS’) in consideration of these warrants’ exercise price for a total amount of US$103.0 million pursuant to the provisions of the Warrants Issuance Agreements3.

It should be pointed out that after the full exercise of the warrants, there remains no officers’ compensation agreement and/or instrument which may entail an additional dilution for the Company shareholders.

As of December 31, 2015, Pampa held 1,695,859,459 outstanding common shares with a par value of one Argentine peso per share. The following table shows information on Pampa’s common shareholdings as of said date:

Name	Number of Shares	Percentage of Capital
Management	352,731,314	20.8%
Other Shareholders	1,343,128,145	79.2%
Total	1,695,859,459	100.0%

Pampa is listed on the Buenos Aires Stock Exchange (‘BCBA’), and is one of the Argentine companies with a greater weight on the Merval index (9.726% since January 1, 2016). Pampa has a Level II ADS program admitted to listing on the New York Stock Exchange (‘NYSE’), and each ADS represents 25 common shares.

 3 For further information, see section 7.9 of this Annual Report.

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The following chart shows the price evolution per share and the traded volume on the BCBA from January 2006 to December 31, 2015:

Finally, the following chart shows the price evolution per ADS and traded volume on the NYSE from October 9, 2009, to December 31, 2015:

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4.         Macroeconomic Context

4.1 |  Economic Activity

Official estimates, which are only available until the second quarter of the year 2015, show a 2.2% variation for the first half of 2015, a higher figure compared to a 0.8% growth for the same period of 2014. This is mainly due to year-on-year increases in agriculture (+10.0%), construction (+9.6%) and wholesale and retail business (+4.6%), which were partially offset by a decrease in fishing (-13.7%), financial intermediation (-7.9%) and transportation, warehousing and communications (-4.3%). Meanwhile, estimates by private consulting firms show an approximate 1% real growth for the year 2015.

4.2 |  Price Trends

The last available national general consumer price index from the INDEC, which was published in October 2015, showed an 11.9% cumulative increase during the first ten months and an annual 14.3% variation compared to October 2014. The Other goods and services sector showed the most significant increase, with a 17.0% cumulative variation. The two most CPI-weighted sectors, which amount to 45% of the index, are represented by food and beverages, as well as housing and basic services, which recorded a year-on-year 9.7% and 10.9% rise respectively. Meanwhile, unofficial measurements monthly published by the Commission on Freedom of Expression of the Argentine Congress’ Chamber of Representatives showed a 28% increase in retail prices during 2015.

4.3 |  Fiscal Situation

By the end of 2015, fiscal revenues recorded a 31.5% increase compared to 2014, reaching an amount of AR$1,538 billion. This improvement in the fiscal situation is mainly due to an increase of AR$438,500 million in VAT revenue, AR$544,491 million in the social security system and AR$381,463 for income tax. Furthermore, during the January-November 2015 period, the status of public accounts showed a primary deficit of AR$70,448 million and AR$166,528 million after government debt interest payments.

4.4 |  Financial System

In the exchange market, the US dollar closing price was AR$13.04/US$, showing a cumulative 52.5% increase compared to December 2014. The stock of Central Bank foreign exchange reserves decreased from US$31,443 million in December 2014 to US$25,563 million in December 2015.

4.5 |  Trade Balance

According to INDEC’s provisional data, in 2015 exports decreased more than imports, showing a 17.0% year-on-year variation and amounting to US$56,752 million; whereas imports declined by 8.3% compared to 2014, reaching US$59,787 million. Therefore, the trade balance had a US$6,141 million year-to-year decline, showing a US$3,035 million trade deficit for the first time since 1999.

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5.         The Argentine Electricity Market

5.1 |  Generation

Evolution of Demand

During 2015, the demand for electricity experienced a 4.4% growth compared to 2014, with a total electricity demand volume of 131,995 GWh and 126,397 GWh for 2015 and 2014, respectively.

The following chart shows the breakdown of electricity demand in 2015 by type of customer:

Electricity Demand by Type of Customer

Moreover, on February 12, 2016, there was a record-breaking demand for electricity, which reached 25,380 MW.

Peak Power Capacity Records

	2010	2011	2012	2013	2014	2015
Power Capacity (MW)	20,843	21,564	21,949	23,794	24,034	23,949
Date	3/8/2010	8/1/2011	2/16/2012	12/23/2013	1/20/2014	1/27/2015
Temperature (°C)	1.6	3.5	34.2	35.4	29.6	35.6
Time	19:45	20:18	15:10	14:20	15:05	14:13

Source: CAMMESA.

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Evolution of Electricity Supply and Fuel Consumption

Similarly to what happened with the demand for electricity, during 2015 there was a 4.0% increase in power generation, with a generated volume of 134,496 GWh and 129,266 GWh for the years 2015 and 2014, respectively.

Thermal power generation remained as the main resource to meet electricity demand, supplying a power volume of 86,482 GWh (64%), followed by hydroelectric power generation, which contributed 40,888 GWh net of pumping (30%), nuclear power generation with 6,519 GWh (5%),as well as photovoltaic and wind power generation with 608 GWh. Additionally, there were imports for 1,655 GWh (19% higher than 2014), exports for 53 GWh (higher than the 0.1 GWh recorded in 2014), and losses for 4,100 GWh (4% lower than 2014).

Hydroelectric power generation was 1.8% higher than that recorded in 2014. Thermal power generation remained as the main source for electricity supply, both with natural gas and liquid fuels (gas oil and fuel oil), and mineral coal. Nuclear generation recorded a 24% year-to-year increase with the commissioning of Atucha II Power Plant in February 2015.

The following chart shows the evolution of electricity generation by type of power generation (thermal, hydroelectric, nuclear, and renewable):

Electricity Generation by Type of Power Plant

In GWh, 2009 - 2015

During 2015, power generation facilities have recorded a significant net increase in their installed capacity compared to the previous year, totaling 33,493 MW. The increase in the power capacity is due to the commissioning of Power Plants Atucha II (nuclear, 720 MW), Vuelta de Obligado (thermal, gas-based, 525 MW), and Guillermo Brown (thermal, gas-based, 434 MW) and Enarsa stationary and mobile diesel engines, as well as the upgrade in the installed capacity of some already existing power plants.

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The following chart describes the addition of new power units in 2015:

Month	Company	Power Plant	Type	Location	Power Capacity (MW)
January	FONINVEMEM[4]	CT Gral. Manuel Belgrano	CC5	Buenos Aires	20.2
	FONINVEMEM	CT Gral. San Martín	CC	Santa Fe	16.1
February	National Government / SADESA / ENDESA / Duke Energy Trust	CT Vuelta de Obligado	TG6	Santa Fe	524.5
	Nucleoeléctrica Argentina	Atucha II	Nuclear	Buenos Aires	720.3
March	Enarsa	CT Itatí	Diesel	Corrientes	1.0
August	Enarsa	CT Rufino	Diesel	Santa Fe	31.6
	Enarsa	CT San Vicente	Diesel	Buenos Aires	27.6
September	Enarsa	CT Charata	Diesel	Chaco	3.8
	National Government / AES Trust	CT Guillermo Brown	TG	Buenos Aires	434.1
October	Enarsa	CT La Paz	Diesel	Entre Ríos	10.8
	Enarsa	CT San Salvador	Diesel	Entre Ríos	10.8
	Enarsa	CT Rufino	Diesel	Santa Fe	0.3
	Prov. of Misiones	CT Bernardo de Irigoyen	Diesel	Misiones	2.1
	Prov. of Misiones	CT San Salvador	Diesel	Misiones	0.7
November	Enarsa	CT Pirané	Diesel	Formosa	1.3
	Enarsa	CT Paso de la Patria	Diesel	Corrientes	2.2
December	Enarsa	CT San Martín	Diesel	Chaco	15.0
	Enarsa	CT Presidente Roca	Diesel	Chaco	5.4
	Enarsa	CT Bandera	Diesel	Santiago del Estero	31.0
	Albanesi	CT Generación Frías	TG	Santiago del Estero	60.0

	Enarsa	Mobile generation	Diesel		229.1
	Installed capacity upgrade of existing power plants and other additions/deletions (net)				(59.4)

Total					2,088.5

Source: CAMMESA and Pampa Energía own surveys.

 4 Fund for the investments required to increase the electric power supply in the WEM.

 5 Combined Cycle.

 6 Gas turbine.

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Finally, the following chart shows the composition of Argentine installed power capacity as of Thursday, December 31, 2015:

Regarding fuel supply for electricity generation, authorities have kept supply mechanisms in place, including the assignment of contracted natural gas volumes by electric power generation companies to CAMMESA for their administration aiming to optimize the consumption of natural gas in the most efficient generation units. Likewise, the country continued purchasing liquefied natural gas (‘LNG’) and its re-gasification, as well as natural gas from the Republic of Bolivia. However, the natural gas supply remained insufficient to meet the electric power generation needs, and therefore authorities have continued to rely on the consumption of liquid fuels (fuel oil and gas oil) for electricity generation in order to meet the demand. In this line, through Resolution No. 95/13 the SE provided for the centralized management of commercial proceedings and the dispatch of fuels for electricity generation.

In 2015, consumption of natural gas for electric power generation remained at the same levels as the previous year (14.4 million cubic decameters.) Fuel oil consumption was 13.4% higher than in 2014, totaling 3.1 million tons. Gas consumption increased by 24.7% compared to 2014. Finally, the consumption of mineral coal has decreased by 5.5% due to a lower availability of units using this type of fuel.

Price of Electric Power

The energy authority has continued with the policy started in the year 2003, whereby the spot price of the WEM is determined according to the variable cost of production with natural gas from available power generating units, even if said units are not generating electricity with such fuel (SE Resolution No. 240/03). The additional cost for consumption of liquid fuels is recognized outside the specified market price as a temporary dispatch surcharge.

Regarding the generation capacity remuneration, in March 2013 the SE issued Resolution No. 95/13 introducing a new capacity remuneration scheme, which was later amended pursuant to SE Resolution No. 529/14, applicable to power generating companies adhering to such mechanism. In July 2015, the regulatory authority updated the remuneration parameters pursuant to SE Resolution No. 482/15, with

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retroactive effects to February 2015. This Resolution introduced new additional remuneration items such as incentives to production and efficiency of thermal generating units7.

For those power generation companies outside the scope of the scheme provided for in SE Resolution No. 95/13 and its amending provisions, the regulation in force continues to be the same as that applicable since January 2002, which limits the determination of the short-term electric power price to AR$120 per MWh.

Evolution of WEM Prices

During 2015, the approved average monthly price for energy was AR$120/MWh, which is the maximum stipulated price.

On the other hand, the following chart shows the average monthly price that all electricity system users should pay so that the power grid would not run into a deficit. Such cost includes not only the energy price, but also the power capacity fee, the cost of generation with liquid fuels, such as fuel oil or gas oil, and other minor items.

Average Monthly Monomic Price

In AR$/MWh

However, the average monomic price shown above still fails to reflect the system’s real cost, since it implicitly considers a subsidized gas cost equivalent to US$2.52/MMTU if it is sourced from the Northeast basin and to US$2.68/MMBTU if it comes from the Neuquén basin, both of which are much lower than market prices. Furthermore, this average monomic price does not compensate a return on the invested capital, not even for the most efficient generating units within the system.

 7 For further information, see section ‘SE Resolutions No. 95/13, 529/14 and 482/15: New Remuneration Scheme and Other Changes to the WEM’ of this Annual Report.

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SE Resolutions No. 95/13, 529/14 and 482/15: New Remuneration Scheme and Other Changes to the WEM

SE Resolution No. 95/13, published in the Official Gazette (‘OG’) on March 26, 2013, provided for a new general-scope system replacing the remuneration scheme applicable to all the power generation sector (power generation companies, self-generators and co-generators), with the following exceptions:

i.       Bi-national hydroelectric power plants and nuclear power plants; and

ii.      The electric power and/or energy traded under contracts regulated by the SE having a differential price, such as those set forth in SE Resolutions No. 1,193/05, 1,281/06, 220/07, 1,836/07, 200/09, 712/09, 762/09, 108/11 and 137/11, as well as any other kind of electric power supply contract under a differential remuneration scheme established by the SE (the ‘Covered Generators’).

The new remuneration scheme applied to economic transactions as from the month of February 2013. However, its effective application to each specific power generation agent required each generator to waive any and all administrative and/or judicial claims it may have brought against the National Government, the SE and/or CAMMESA regarding the 2008-2011 Generators’ Agreement and/or SE Resolution No. 406/03. Furthermore, each power generation agent had to commit to waive its right to file judicial and/or administrative claims against the National Government, the SE and/or CAMMESA regarding the above-mentioned Agreement and/or SE Resolution No. 95/13. Those Covered Generators not meeting this waiver requirement would not be eligible for the new scheme, and would remain under the preexisting system.

Within such framework, the Group’s generation companies waived all administrative and/or judicial claims against the National Government, the SE and/or CAMMESA regarding the 2008-2011 Agreement and/or SE Resolution No. 406/03, as well as their right to file new claims relating to said items and periods. Resolutions No. 95/13’s new remuneration scheme applied to CTLL, Central Térmica Güemes S.A. (‘CTG’) and CPB as from the relevant commercial transaction for the month of February 2013. In the case of HIDISA and HINISA, the application of said remuneration scheme started as from the relevant commercial transaction for the month of November 2013.

In May 2014, the SE issued Resolution No. 529/14 modifying the system established by SE Resolution No. 95/13, which provided for a retroactive updating —as from the economic transactions for the month of February, 2014— of the remuneration values contemplated in Schedules I, II and III of SE Resolution No. 95/13, as well as the procedure for the settlement of fixed costs.

In July 2015, the SE issued Resolution No. 482/15, which:

i.        Modified the scheme set forth by SE Resolution No. 529/14, thus replacing Schedules I, II III, IV and V, which provided for a retroactive updating —as from the economic transactions for the month of February, 2015— of the remuneration values contemplated in said schedules;

ii.       Modified the calculation of transportation variable charges applicable to hydroelectric and/or renewable-energy generators;

iii.      Incorporated an additional item called ‘Resources for FONINVEMEM Investments during 2015-2018’;

iv.      Incorporated a new item called ‘2015-2018 FONINVEMEM Direct Remuneration’, applicable to units installed under the 2015-2018 FONINVEMEM program;

v.       Incorporated an additional remuneration to encourage production and efficiency (conditional upon the meeting of certain conditions); and

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vi.      Modified the procedure for the settlement of the fixed costs remuneration and the non-recurring maintenance remuneration.

It should be pointed out that the system set out by SE Resolution No. 482/15 is directly applicable to generators already adhering under SE Resolution No. 95/13 or SE Resolution No. 529/14.

Fixed Costs Remuneration Scheme

Based on their technology and production scale, generating agents will receive the following as fixed costs remuneration.

Technology and Scale	AR$/MW-Hrp
Gas Turbine Units (TG) with Capacity < 50 MW	89.60
Gas Turbine Units (TG) with Capacity > 50 MW	64.00
Steam Turbine Units (TV) with Capacity < 100 MW	106.40
Steam Turbine Units (TV) with Capacity > 100 MW	76.00
Combined Cycle Units (CC) with Capacity < 150 MW	59.50
Combined Cycle Units (CC) with Capacity < 150 MW	49.60
Hydroelectric Units (HI) with Capacity < 30 MW	136.00
Hydroelectric Units (HI) with Capacity between 30 MW and 120 MW	103.40
Hydroelectric Units (HI) with Capacity between 120 MW and 300 MW	49.00
Hydroelectric Units (HI) with Capacity > 300 MW	27.20
Internal Combustion Engines	106.40
Wind Power Plant	-
Photovoltaic Solar Plant	-
Biomass/Biogas Plant – Solid Urban Waste	Idem Thermal, based on technology and scale

The method for calculating the fixed costs remuneration for conventional thermal generation equipment (TG, TV and CC) will be variable based on the Recorded Availability (‘RA’), the Technology’s Target Availability (‘TA’), the Historical Availability (‘HA’) and the time of the year.

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A base percentage is defined, which is applied to the Fixed Costs Remuneration in accordance with the following values:

CC	June through August December through February	March through May September through November
RA > 95%	110%	100%
85% < RA ≤ 95%	105%	100%
75% < RA ≤ 85%	85%	85%
RA ≤ 75%	70%	70%

TV / TG	June through August December through February	March through May September through November
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%

50% of the percentage difference between the generator’s AA and HA will be added to or subtracted from the base percentage; that is, for each percentage point variation in the generator’s AA compared to its HA, half a percentage point will be applied to the Fixed Costs remuneration.

Pursuant to SE Resolution No. 482/15, the reference availability value for the available power capacity will be defined based on the temperature conditions typical at the site.

For availability control purposes, the criteria set forth in SE Note No. 2053/13 will remain in force. HA values for each thermal group will be determined based on its availability recorded during the 2010-2014 period. At the end of each year, the result will be added to the base until reaching 5 rolling years.

Variable Costs Remuneration

New values have been established replacing the remuneration of Maintenance Variable Costs and Other Non-Fuel Variable Costs, which are calculated on a monthly basis depending on the power generated by each type of fuel:

Thermal Power Units	Operating with (AR$ / MWh):
	Natural Gas	Liquid fuels	Coal	Biofuel
TG Units	33.10	57.90		110.20
TV Units	33.10	57.90	99.30	110.20
CC Units	33.10	57.90		110.20
Internal Combustion Engines	52.90	79.40		105.90

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Other Units	AR$ / MWh
Hydroelectric Units	26.20
Wind Power Plant	80.00
Photovoltaic Solar Plant	90.00
Biomass/Biogas Plant – Solid Urban Waste	Idem Thermal, based on technology and scale

Additional Remuneration

One portion of the Additional Remuneration will be paid directly to the generator, whereas another will be allocated to ‘new infrastructure projects within the electric sectors’ to be defined by the SE under a trust agreement.

Classification	Destined to (AR$ / MWh):
	Generator	Trust
TG Units with Capacity < 50 MW	13.70	5.90
TG Units with Capacity > 50 MW	11.70	7.80
TV Units with Capacity < 100 MW	13.70	5.90
TV Units with Capacity > 100 MW	11.70	7.80
CC Units with Capacity < 150 MW	13.70	5.90
CC Units with Capacity > 150 MW	11.70	7.80
HI Units with Capacity < 30 MW	84.20	14.90
HI units with Capacity between 30 MW and 120 MW	84.20	14.90
HI units with Capacity between 120 MW and 300 MW	59.40	39.60
HI Units with Capacity > 300 MW	54.00	36.00
Internal Combustion Engines	13.70	5.90
Wind Power Plant	41.00	17.60
Photovoltaic Solar Plant	-
Biomass/Biogas Plant – Solid Urban Waste	Idem Thermal, based on technology and scale

Remuneration for Non-Recurring Maintenance Works

Besides the previously stated remuneration items, SE Resolution No. 529/14 incorporated a new concept of ‘Remuneration for Non-Recurring Maintenance Works’ (‘Maintenance Remuneration’) applicable as from the economic transaction corresponding to February 2014 and calculated monthly based on the total generated energy. Such remuneration will be implemented through Sales Settlements with Maturity Date to be Defined instruments (‘LVFVDs’) and will be destined exclusively to the financing of major maintenance works, subject to the SE approval. SE Resolution No. 482/15 updated the values set out in SE Resolution No. 529/14 as follows and extended its application to other technologies (hydroelectric, engine-based and renewable).

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Technology and Scale	AR$ / MWh
TG and TV Units	28.20
CC Units	24.70
Hydroelectric Units	8.00
Internal Combustion Engines	28.20
Wind Power Plant	-
Photovoltaic Solar Plant	-
Biomass/Biogas Plant – Solid Urban Waste	Idem Thermal, based on technology and scale

Furthermore, SE Resolution No. 482/15 provided that the Maintenance Remuneration will result from the application of a formula providing for adjustments based on the Power Use Factor during the last rolling year and a Start-Up Factor including startups under the dispatch administered by CAMMESA during the last rolling year. In both cases, the rolling year is calculated until the month prior to the transaction.

Incentives to ‘Production’ and ‘Operating Efficiency’

The ‘Production’ incentive consists of a 15% or 10% percent increase in the remuneration of variable costs of thermal units operating with liquid fuels and gas/coal, respectively, provided their production during the calendar year exceeds by 25% or 50% their production capacity with the applicable fuel.

The ‘Efficiency’ incentive consists of the acknowledgment of an additional remuneration equivalent to the variable cost remuneration for the percentage difference between the actual consumption and the reference consumption determined for each unit and fuel type. This comparison will be made on a quarterly basis. In the case of higher consumptions, the base remuneration will not be affected by variable costs. Specific consumption reference values are as follows:

Generating Unit	Fuel (kCal / kWh):
	Natural Gas	Alternative Fuels (Fuel Oil / Gas Oil / Coal)
TG Units	2,400	2,600
TV Units	2,600	2,600
Internal Combustion Engines	2,150	2,300
Big CC (TG > 180 MW)	1,680	1,820
Remaining CC	1,880	2,000

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2015-2018 FONINVEMEM Resources

Pursuant to the provisions of the 2015-2018 Generators’ Agreement, SE Resolution No. 482/15 included a specific contribution, called ‘2015-2018 Resources for FONINVEMEM Investments’ (‘2015-2018 FONINVEMEM Resources’), destined to the execution of works under such system. 2015-2018 FONINVEMEM Resources will be applicable to generators participating in projects approved or to be approved by the SE and will be automatically allocated by CAMMESA as from the execution of the applicable supply and construction agreements. Pursuant to SE Resolution No. 482/15, the ‘2015-2018 FONINVEMEM Resources’ do not create acquired rights for the generator and, in case of breach of the construction and/or supply agreements, such resources may be reassigned by the SE. The 2015-2018 FONINVEMEM Resources values are as follows:

Technology and Scale	AR$ / MWh
TG / TV / CC Units	15.80
Hydroelectric Units	6.30
Internal Combustion Engines	15.80
Wind Power Plant	-
Photovoltaic Solar Plant	-
Biomass/Biogas Plant – Solid Urban Waste	Idem Thermal, based on technology and scale

2015-2018 FONINVEMEM Direct Remuneration

This item consists of the recognition of an additional remuneration to units installed under the 2015-2018 FONINVEMEM scheme equivalent to 50% of the additional remuneration. The term for the recognition of such remuneration will begin with the unit’s commercial commissioning and extend for a term not exceeding 10 years.

Payment Priority

SE Resolution No. 95/13 provides for two different payment priorities, to such effect excluding the application of SE Resolution No. 406/03: (i) in the first place, payment of the Fixed Costs Remuneration, the recognition of fuel costs and the Variable Costs Remuneration; (ii) secondly, payment of the remuneration of frequency regulation and short-term reserve services; and (iii) thirdly, payment of the Additional Remuneration.

Through SE Note No. 4,858/13, the SE instructed CAMMESA to implement a payment priority mechanism in favor of generators adhering to the Resolution in order to keep a liquidity level similar to that prior to the passing of such Resolution. For such purposes, CAMMESA will:

i.      Account for the amounts directly received from Large Users;

ii.      Allocate such amounts to cover the remuneration due to generators by distributing such funds to cover: first, fixed costs; secondly, variable costs; and lastly, the direct additional remuneration. The distribution will be made proportionally to each generator’s relative share in each of said items.

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Fuel Supply

SE Resolution No. 95/13 provides that the commercial management and dispatch of fuels for power generation purposes will be centralized in CAMMESA. Generators may not renew or extend their contracts with suppliers, with the exception of those trading electric energy under supply agreements having a differential remuneration scheme, in which case they may continue entering into fuel agreements to provide firm support to their supply commitments. Notwithstanding that, until the termination of the contracts currently in force between generators and their suppliers, costs associated with the reference price, acknowledged freight costs, costs associated with the transportation and distribution of natural gas, as well as their related taxes and rates, will continue to be recognized. For the recognition of said costs, two conditions should be met: (i) that such costs be recognized by CAMMESA as of SE Resolution No. 95’s effective date; and (ii) that such costs result from contractual relationships taken on before SE Resolution No. 95/13’s effective date.

Under SE Note No. 5,129/13, CAMMESA was instructed to optimize generation dispatch and fuels considering the value of representative real purchase costs consistently with the conditions described by CAMMESA in the analysis previously sent to the SE. This modification would change the current dispatch conditions and the fuel mix used for power generation.

Moreover, with the purpose of optimizing and minimizing fuel supply costs to WEM plants, the SE provided for an extended centralization of the commercial management and the dispatch of fuels to generating, co-generating and self-generating agents the energy and power of which had been committed under SE Resolution No. 1,193/05 (FONINVEMEM), the WEM Supply Commitment under SE Resolution No. 220/07 and SE Resolution No. 1836/07, as well as under any other kind of energy supply agreement subject to a differential remuneration system, except for agreements under the Energy Plus Service passed by SE Resolution No. 1,281/06. Thus, as these generators’ supply agreements terminate, the supply of such fuel will become centralized in CAMMESA and the generator will not be entitled to renew them.

It should be pointed out that for transaction purposes and to provide for the coverage of the agreements now subject to this provision, the availability of the generating unit will be considered independently of the fuel adequacy.

Within this framework, during September 2015 CAMMESA interpreted that the provisions of SE Resolution No. 529/14 were applicable to the supply of CTLL’s natural gas and, therefore, informed that, as from January 2016, it would stop recognizing the costs of such supply. According to this position, CAMMESA has ceased recognizing the 10% remuneration over such costs provided for in the ‘Master Agreement for the Closing of Loma de la Lata’s Combined Cycle’ entered into between the SE and CTLL in December 2008. In view of this situation and in order to safeguard its rights, during November 2015 CTLL presented a claim prior to the filing of a complaint before the Ministry of Federal Planning, Public Investment and Services. As of the date of release of this Annual Report, this claim is still pending resolution.

Suspension of Contracts in the Term Market (‘MAT’)

SE Resolution No. 95/13 provided for the temporary suspension of the inclusion of new contracts into the MAT (excluding those derived from resolutions fixing a differential remuneration scheme), as well as their extension or renewal. Notwithstanding that, contracts in force as at SE Resolution No. 95/13’s effective date will continue to be managed by CAMMESA until their termination. After the termination of these contracts, Large Users should acquire their supplies directly from CAMMESA pursuant to the conditions established by the SE to such effect.

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Implementation Criteria for SE Resolution No. 95/13

A description of notes issued by the SE after the passing of SE Resolution No. 95/13 with the purpose of regulating some of its aspects is included below.

SE Note No. 1,807/13 established a system which allows Generating Agents to continue managing the collection of invoices issued by CAMMESA to WEM’s Large Users which had been customers of that generator, but which were forced to meet their demand directly from CAMMESA upon the termination of the applicable contract. Generating Agents should formally declare their will to conduct such collection at their own risk.

Subsequently, SE Note No. 2,052/13 provided that MAT contracts effective as from May 1, 2013, to the extent that the information for their administration in the MAT has been filed pursuant to the regulations in force and before the issuance of SE Resolution No. 95/13, may be administered by generators for a maximum term of three months as from their effective date.

SE Note No. 2,053/13 approved the criteria for the implementation of SE Resolution No. 95. Among its most relevant aspects, it established that the application of the new remuneration scheme will be made on a case-by-case basis for each agent as from the reception of the waiver set forth in Section 12 of SE Resolution No. 95/13. In the absence of a specific provision by the SE in this respect, CAMMESA will make adjustments to the economic transactions as from February 2013 or on the third month prior to the month on which the waiver was reported, whichever occurs later.

On the other hand, the SE instructed CAMMESA to classify the Covered Generators’ generating units according to the scales set forth in SE Resolution No. 95/13, subject to review by the SE itself. This classification was made by CAMMESA under Notes No. B-80255-1 and B-102407-4, consistently with the following description:

Power Plant	Generating Unit	Technology	Capacity
CTG	GUEMTV11	TV	<100 MW
	GUEMTV12	TV	<100 MW
	GUEMTV13	TV	>100 MW
	GUEMTG01	TG	>50 MW
CPB	BBLATV29	TV	>100 MW
	BBLATV30	TV	>100 MW
CTLL	LDLATG01	TG	>100 MW
	LDLATG02	TG	>100 MW
	LDLATG03	TG	>100 MW
HIDISA	ADTOHI	HI	Between 120 MW and 300 MW
	LREYHB	HI	Between 120 MW and 300 MW
	ETIGHI	HI	< 120 MW
HINISA	NIH1HI	HI	Between 120 MW and 300 MW
	NIH2HI	HI	Between 120 MW and 300 MW
	NIH3HI	HI	Between 120 MW and 300 MW

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SE Resolution No. 482/15 excluded hydroelectric and/or renewable energy generators from the provisions of Section 3.3, second paragraph, of the above-mentioned Implementation Criteria, which provided that the variable transportation charge applicable to the generator (in accordance with the methodology described in Section 4.12.3.1, Chapter IV LP) would take into consideration the whole energy generated by the Generator.

Furthermore, pursuant to Section 6 of SE Resolution No. 482/15 and with the agreement of ‘Energy Plus’ generators, both the energy delivered to the spot market and the available power capacity not committed under the Energy Plus agreements in force during each period will be compensated based on the items set out by such Resolution, and the cost of the fuel provided by CAMMESA will not be a part of the transaction.

Procedure for Dispatching Natural Gas Intended for Electricity Generation

On October 7, 2009, under Note No. 6,866, the SE instructed CAMMESA to invite the WEM’s thermal power generators to formally state their decision to adhere to the ‘Procedure for Dispatching Natural Gas Intended for Electricity Generation’ (the ‘Procedure’).

On November 16, 2010, under Notes No. 7,584 and 7,585, the SE instructed CAMMESA to broaden the Procedure’s scope of application, requiring WEM’s thermal power generators to execute agreements in the Term Market (‘MAT’) and/or natural gas supply agreements under the Gas Plus Program, and to assign their natural gas volumes to CAMMESA. The agreements in the MAT and/or under the scope of SE Resolution No. 220/07 are not affected by the instructions given in such notes. To the extent that the SE considers the supply to be valid and CAMMESA actually uses the above-mentioned mechanism by allocating the volumes assigned to another generator, such practice will not adversely affect the remuneration for power capacity, the recognition of such fuel costs and related surcharges under Schedule 33 of CAMMESA’s Proceedings, or the amounts set forth in subsection (c), Section 4 of SE Resolution No. 406/03, compared to those otherwise allocable to the assignor generator.

The Procedure’s original effective term covered the winter seasons between 2009 and 2011. However, following CAMMESA’s successive calls on Generators, instructions were given to extend it until April 30, 2013 (SE Notes No. 8,692/13 and 7,469/12.)

Subsequently, and within the framework of SE Resolution No. 95/13, under SE Note No. 2,053/13 the SE provided for the extension of the effective period of the above-mentioned procedures and methodologies (Resolutions No. 6,866/09, 7,584/10, 7,585/10, and 922/11), excluding the application of paragraph 7 of the procedure set out in SE Note No. 6,866/09 regarding minimum remuneration.

Generation Dispatch and Fuels

Under SE Note No. 5,129/13, CAMMESA was instructed to optimize generation dispatch and fuels considering the value of representative real purchase costs consistently with the conditions described by CAMMESA in the analysis previously sent to the Secretariat of Energy. This modification will result in a change in the current dispatch conditions and the fuel mix used for power generation.

Agreement for an Increase in Thermal Generation Availability

In 2014, the National Government submitted a proposal to generators for the execution of a new thermal generation availability increase agreement through the application of LVFVDs and the generators’ own resources (the ‘2014 Agreement’). CTLL, CTG, CPB, HINISA and HIDISA entered into this agreement, which set out the conditions for the incorporation of new generation capacity in CTLL’s Power Plant through the installation of a high-efficiency gas turbine (105 MW), the commissioning of which is expected

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for March 2016, and two engines (15 MW), which are scheduled to become operative during the first quarter of 2017.

Furthermore, in 2015 the National Government submitted a proposal to generators for the execution of a new thermal generation availability increase agreement through the application of LVFVDs and the generators’ own resources (the ‘2015-2018 Agreement’). CTLL, CTG, CPB, HINISA and HIDISA entered into this agreement, which set forth the conditions for the incorporation of new generation capacity in CTLL through the installation of a high-efficiency gas turbine (100 MW), as well as investments in renewable energies. However, as of the date of this Annual Report, the agreement for the execution of the projects has not yet been formalized 8.

5.2 |  Transmission

Evolution of the High-Voltage Transportation System

The following chart shows the evolution of the cumulative growth of transformation capacity and the cumulative growth of the number of kilometers of the high-voltage transmission system lines, compared to the percentage cumulative growth of peak demand since 1992.

Evolution of the Transmission System

Cumulative Growth (in %)

As illustrated in the chart above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of this Federal Plan has given Argentina’s National Interconnected System (the ‘Grid’) more stability and better conditions for meeting the rising demand.

 8 For further information, see Section 7.3 of this Annual Report.

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Transener’s Tariff Situation

The Public Emergency and Exchange Rate Regime Reform Act (‘Act No. 25,561’) imposed a duty on public utilities, such as Transener and its subsidiary Transba, to renegotiate their existing agreements with the Argentine Government while they continued with the supply of electricity services. This situation has significantly affected Transener and Transba’s economic and financial situation.

In May 2005, Transener and Transba signed the Memorandums of Understanding (‘MOUs’) with the Public Service Contract Renegotiation and Analysis Unit (‘UNIREN’) specifying the terms and conditions for adjustment of the Concession Agreements. The MOUs provided for:

i.       The performance of a Full Tariff Review (‘RTI’) before the ENRE to determine a new tariff regime for Transener and Transba, which should have come into force in the months of February 2006 and May 2006, respectively; and

ii.      The recognition of increased operating costs occurring until the RTI-based new tariff regime comes into force.

Since 2006, Transener and Transba have requested the ENRE to address the need to standardize compliance with the provisions set forth in the MOU, pointing out ENRE’s failure to fulfill the commitments stipulated in this Agreement, the critical situation arising from such breach of duty, and their availability to continue with the RTI process insofar as the remaining commitments undertaken by the Parties remain in force and a new RTI-based new tariff regime is decided upon.

Furthermore, Transener and Transba have timely filed their respective tariff claims pursuant to the provisions set forth in both MOUs, as well as in Section 45 and related sections of Act No. 24,065, for its analysis, the holding the relevant Public Hearing, and the definition of the new tariff scheme aiming to perform the expected RTI process.

In order to begin rectifying the tariff scenario, in December 2010 Transener and Transba entered into a Supplementary Instrumental Agreement to the UNIREN MOU with the SE and the ENRE, which mainly provided for the acknowledgment of a credit claim to Transener and Transba for cost fluctuations recorded during the June 2005–November 2010 period calculated as per the MOU-Based Cost Variation Index (‘IVC’.)

Pursuant to the Instrumental Agreement, on May 2, 2011 Transener and Transba entered into extensions to the financing agreements with CAMMESA (the ‘Addenda II’) granting Transba and Transener a new loan in the amount of AR$289.7 million and AR$134.1 million, respectively, pertaining to the positive balance for claims acknowledged by the SE and the ENRE for cost variations between June 2005 and November 2010. Funds included in Addenda II were allocated to operation and maintenance, as well as to the 2011 investment plan, and were advanced in partial payments depending on the availability of cash by CAMMESA as instructed by the SE.

The above-mentioned National Government’s commitments were delayed, and therefore, with the purpose of regularizing capacity remuneration adjustments since December 1, 2010, on May 13, 2013 and May 20, 2013, Transener and Transba, respectively, entered into an Agreement for the Renewal of the Instrumental Agreement (the ‘Renewal Agreement’) with the SE and the ENRE effective until December 31, 2015, which stipulated as follows:

i.      The recognition of a credit claim in favor of Transener and Transba for cost fluctuations recorded in the December 2010- December 2012 period, calculated as per the IVC;

ii.      A payment mechanism for pending positive balances of Addenda II, and balances specified in the above paragraph, in the course of 2013;

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iii.     A procedure for the automatic updating and payment of cost variations arising from the orderly sequence of six-month periods already elapsed between January 1, 2013 and December 31, 2015; and

iv.     The signing of a new Addendum with CAMMESA, including the amount of the resulting credit claims and relevant interest thereon until their final settlement.

This Renewal Agreement provided for a Cash Flow and an Investment Plan to be executed by Transener and Transba during 2013 and 2014 based on the disbursements received pursuant to the Addenda and Transener and Transba’s income during each period.

The Investment Plan set out in the Renewal Agreements estimated investments during 2013 and 2014 amounting to approximately AR$286 million and AR$207 million, respectively, for Transener; and to AR$113 million and AR$100 million, respectively, for Transba.

On October 25, 2013 and February 14, 2014, Transba and Transener, respectively, entered into an extension of the financing agreement with CAMMESA (the ‘Addenda III’) which provided as follows:

i.       The granting of a new loan to Transba and Transener in the amount of AR$325 million and AR$786 million, respectively, pertaining to credit claims acknowledged by the SE and the ENRE for cost variations during the December 2010-December 2012 period; and

ii.      The assignment as security of credit claims for increased costs as of December 31, 2012 pursuant to the Agreement for the Renewal of the Instrumental Agreement with the purpose of paying off the amounts to be received within the scope of all the new extensions signed by the parties.

On September 2, 2014, Transener and Transba executed with CAMMESA the Loan Agreements for the implementation of the 2013 and 2014 Renewal Agreements (the ‘New Loan Agreements’), which stipulated as follows:

i.       That the Loan Agreements, together with their Addenda I, II and III timely executed with CAMMESA, would be deemed duly performed;

ii.      The granting to Transener and Transba of a new loan in the amount of AR$622 million and AR$241 million, respectively, pertaining to credit claims acknowledged by the SE and the ENRE for cost variations during the January 2013-May 2014 period; and

iii.     The assignment as security of credit claims for increased costs as of May 31, 2014 pursuant to the Agreement for the Renewal of the Instrumental Agreement with the purpose of paying off the amounts to be received within the scope of the executed New Loan Agreements.

On March 17, 2015, Transener and Transba entered into with CAMMESA the Addenda to the Loan Agreements (the ‘New Addenda’), which stipulated the granting of a new loan in the amount of AR$564 million and AR$178 million to Transener and Transba, respectively, pertaining to:

i.       The Loan Agreements’ outstanding balance as at January 30, 2015;

ii.      The claims acknowledged by the SE and the ENRE for cost variations during the June 2014-November 2014 period; and

iii.     Additionally, the assignment as security of credit claims for increased costs as of November 30, 2014 was agreed pursuant to the Agreement for the Renewal of the Instrumental Agreement with the purpose of paying off the amounts receivable within the scope of the executed New Addenda.

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On September 17, 2015, Transener and Transba executed with the SE and the ENRE both Addenda to the Renewal Agreements approving the 2015 Economic and Financial Projection providing for an investment plan for the year 2015 in the amount of AR$432 million and AR$187 million for Transener and Transba, respectively, and granting additional non-reimbursable resources for the execution of such investment plan.

Finally, on November 25, 2015, Transener and Transba entered into with CAMMESA the new loan agreements (the ‘New Agreements’), which stipulated the granting of financing in the amount of AR$509 million and AR$318 million to Transener and Transba, respectively, pertaining to:

i.      The claims acknowledged by the SE and the ENRE on account of cost variations for the December 2014-May 2015 period; and

ii.     The amounts corresponding to the Additional investments provided for in the Addenda to the Renewal Agreements; and

iii.    Additionally, the assignment as security of credit claims for increased costs as of May 31, 2015 was agreed pursuant to the Agreement for the Renewal of the Instrumental Agreement with the purpose of paying off the amounts receivable within the scope of all the new executed Loan Agreements.

Connection and Capacity Differential (In AR$ Million)		Transba	Transener	Total
June 2005 – November 2010	Principal	75.9	189.3	265.2
	Interest	35.2	111.8	147.0
December 2010 – December 2012	Principal	182.4	442.7	625.1
	Interest	17.5	52.2	69.7
January 2013 – May 2014	Principal	210.4	544.9	755.3
	Interest	30.3	77.2	107.5
June 2014 – November 2014	Principal	107.2	298.7	405.9
	Interest	7.2	20.0	27.2
December 2014 - May 2015*	Principal	123.8	373.3	497.2
	Interest	13.2	40.6	53.8
	Additional Investments	180.6	95.0	275.6
Total Amount Recognized as of 12/31/2015		983,8	2.245,8	3.229,6

Accrued interest		48.5	166.6	215.0

Total Amount Recognized as of 12/31/2015		1,032.2	2,412.4	3,444.6

* Principal and interest as of November 25, 2015.

These financial statements include the following income from the recognition of cost variations by the SE and the ENRE up to the amounts collected under the Loan Agreements:

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Item (In AR$ Million)	Transba		Transener
	As of 12/31/2015	As of 12/31/2014	As of 12/31/2015	As of 12/31/2014
Principal	418.1	248.5	908.1	601.5
Interest	36.9	80.5	139.5	200.9
Total	455.0	329.0	1,047.6	802.4

Liabilities arising from total payments received have been written off through the assignment of acknowledged credit claims for increased costs pursuant to the Instrumental Agreement and the Renewal Agreement.

Furthermore, the Renewal Agreements provided that in case of non-renewal upon the expiration of the effective term, as from January 1, 2016, CAMMESA will be required to consider as remuneration for the services provided by Transener and Transba the amounts set forth by ENRE Resolutions No. 327/08 and 328/08, with the application of Section 4.2 of the MOUs, which have been specified by the ENRE in both Instrumental Agreements and Renewal Agreements.

In order to execute the Third Extension to the loan entered into with CAMMESA, Transener and Transba have waived their filed legal actions regarding performance as at that date of the commitments undertaken under the MOUs and the Instrumental Agreements. In case of breach of the commitments undertaken under the MOUs, the Instrumental Agreements and the Renewal Agreements, Transener and Transba will be entitled to resume and/or reinitiate any actions deemed appropriate in furtherance thereof.

5.3 |  Distribution

Edenor’s Tariff Situation

In 2015, the application of the Public Emergency and Exchange Rate Regime Reform Act (Act No. 25,561) enacted on January 6, 2002 was extended until December 31, 2017, thus overriding the provisions for dollar-based and inflation-indexed adjustments set forth in Edenor’s Concession Agreement.

Memorandum of Understanding between Edenor and the Argentine Government

On February 13, 2006, Edenor entered into a Contract Renegotiation Memorandum of Understanding with the UNIREN, which established a Transition Rate System (‘RTT’), effective as from November 1, 2005, and provided for a 23% increase in the average distribution margin (which may not result in an increase in the average tariff above 15%), as well as a 5% average additional VAD increase to be allocated to certain specific investments in capital goods. Furthermore, it provided for the inclusion of a social tariff and established quality standards for the service to be rendered and a minimum investment plan in the electricity grid to be performed by Edenor.

During 2015, the number of customers exempt from paying the tariff scheme provided for in ENRE Resolution No. 628/08 remained approximately at 275,000 on average. These beneficiaries were required to pay the immediately preceding tariff scheme, that is, the one set out in ENRE Resolution No. 324/08.

ENRE Resolution No. 347/12

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Throughout 2015, ENRE Resolution No. 347/12 remained in full force, providing for the application of a differential fixed amount to each of the different tariff categories, with the only exception of customers exempt from paying the tariff scheme provided for in ENRE Resolution No. 628/08.

Such amounts —which continued to be deposited in a special account and are being used exclusively for the execution of infrastructure and corrective maintenance works in Edenor’s facilities within the concession area— are managed by the trust known as Fund for Consolidation and Expansion of Electricity Distribution Works (‘FOCEDE’.)

Subsequently, on January 29, 2016, ENRE Resolution No. 2/16 was passed declaring the termination of the FOCEDE trust on January 31, 2016 and establishing a new system for the funds collected pursuant to ENRE Resolution No. 347/12, which will no longer be deposited into such trust.

SE Resolution No. 32/15 and Recognition of the Cost Monitoring Mechanism (‘MMC’)

In order to fund expenses and investments associated with the ordinary operation of the public utility, on March 11, 2015 SE Resolution No. 32/15 was passed granting Edenor a transitory income increase as from February 1, 2015 to be charged against the RTI to be performed. This income results from the monthly difference between a theoretical tariff scheme embodied in an annex of said resolution and the schemes then effective for each tariff category. Additionally, pursuant to this provision, the amounts collected under the PUREE program are deemed part of Edenor’s income. It should be pointed out that this resolution has not generated any increases in the tariff scheme applicable to customers.

Additionally, and continuing with the mechanism initiated through SE Resolution No. 250/13 and ENRE Note No. 112,606/14, SE Note No. 486/14 and SE Note No. 1136/14, SE Resolution No. 32/15 authorized the offsetting, until January 31, 2015, of the amounts accumulated as MMC and Edenor’s debts under the PUREE program. CAMMESA was instructed to issue sales settlements for an amount equal to the excess MMC credit claims less PUREE-related debt (including interest), and was authorized to receive such sales settlements as partial payment of Edenor’s debt with CAMMESA pertaining to loan agreements (SE Note No. 4,012/14, the debts for economic transactions with the WEM and the loan agreements’ amounts resulting from SE Resolutions No. 10/14 and 65/14).

Furthermore, pursuant to Appendix I of the MOU, during the months of May and November 2015 Edenor filed both requests before the ENRE for the application of MMCs No. 18 and No. 19 corresponding to the November 2014-April 2015 and May 2015-October 2015 periods, respectively. In this sense, the SE instructed the ENRE to incorporate in the calculation of the theoretical scheme 7.20% and 9.05% variations in both MMCs as from May 1, 2015 and November 1, 2015 respectively.

Cost of Electric Power and Resolution No. 6/16

Throughout 2015, the regulation applicable to unsubsidized customers was SE Resolution No. 1,301/11, whereby such customers paid an average monomic price of AR$320 per MWh. The application of this Resolution did not alter the effects on Edenor’s Distribution Value Added (‘VAD’.) On the other hand, during 2015 the price applicable to subsidized customers was the average monomic price set out in ENRE Resolution No. 628/08.

On January 27, 2016 and through Resolution No. 6/16, the MEyM approved the quarterly summer reprogramming for the months of February through April 2016 within the WEM by fixing increases in electric power and capacity costs, and expressed that they should be transferred to Edenor’s distribution tariff, with differential price schemes for residential customers reducing their consumption as compared with the previous year and those qualifying for the application of a new social tariff.

RTI and Resolution No. 7/16

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On July 30, 2008, the SE passed Resolution No. 865/08 amending Resolution No 434/07 and fixing the month of February 2009 as the effective date for the tariff scheme resulting from the RTI.

ENRE Resolution No. 467/08 launched the RTI process. On November 12, 2009, Edenor filed its revenue requirements proposal for the new period accompanied by the grounds and criteria justifying such request. As from that moment, Edenor filed numerous and repeated presentations seeking the conclusion of this process and the granting of the new tariff scheme.

However, this situation changed on January 27, 2016 when, pursuant to MEyM Resolution No. 7/16, the ENRE was instructed to perform all necessary acts to fulfill Edenor’s RTI so that it may become effective before December 31, 2016. Furthermore, this resolution instructed the ENRE to adjust the VAD to be charged against the RTI in Edenor’s tariff schemes, to cancel the PUREE program and to suspend the loan agreements entered into with Edenor.

On January 29, 2016, the ENRE issued Resolution No. 1/16, which contains the new tariff scheme applicable to each client category as from February 1, 2016 and which provides for the issuance of invoices on a monthly basis.

Edenor’s Residential Tariff International Market Positioning

Consumption: 275 kWh per month, in US$ cents per kWh

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Edenor’s Industrial Tariff International Market Positioning

Consumption: 1,095 MWh per month–Peak Demand 2.5 MW in Medium Voltage, in US$ cents per kWh

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6.       The Oil and Gas Market

6.1 |  Hydrocarbon Exploration and Exploitation

The Argentine Energy Mix

Natural gas and oil constitute the main energy sources in the national primary energy mix. The following chart illustrates their share as of December 31, 2014:

2014 Argentine Energy Mix

100% = 84.2 million TEP

Natural Gas

During 2015, the total natural gas production increased to 42,973 million m3, which represents a 3.6% increase compared to the volumes produced in 2014. This has been the first production increase since 2006. This is mainly due to a reversal of the declining production in the Neuquén basin, which has increased its daily average contribution with the development of unconventional gas reserved in the area, thus compensating the decline in the remaining gas basins within the country.

As regards natural gas imports by the Argentine Government, the supply from Bolivia reached an average 16.4 million m3/day, a figure slightly lower than the 16.8 million m3/day volume recorded in 2014. In this same sense, the importation of seaborne LNG later injected in the national natural gas transportation system at the Bahía Blanca and Escobar ports, in the Province of Buenos Aires, recorded an average 15.1 million m3/day contribution in the year 2015, a volume somewhat lower to that recorded in 2014 (16.2 million m3/day). Furthermore, the decline in the price of oil and its derivatives has resulted in an important reduction in the amounts expended by the Argentine Government for the importation of these products.

Based on the last annual information published by the MEyM, as of December 31, 2014 total natural gas reserves within the country reached 848,078 million m3, out of which 39% are proven reserves. Compared with the same information as of December 31, 2013, reserves have recorded a 3.5% increase, mainly attributable to investments under the ‘Natural Gas Surplus Injection Promotion Program.’

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Evolution of Natural Gas Production and Reserves*

In billion m3, 2006-2015

Oil

Throughout 2015, total oil production amounted to 30,879 thousand m3, a volume slightly lower than that recorded in 2014 (30,881 thousand m3). However, this negative variation has been the lowest since the year 2001.

Based on the last annual information published by the MEyM on oil imports, during 2014 548 thousand m3 were imported, a volume 30.1% higher than that recorded during 2013. This amount represented just 1.8% of the total production during 2014. On the other hand, during 2014 oil exports reached 2.3 million m3, a figure 1.9% higher than that recorded in 2013. Exports represented 7.5% of the year’s total production.

As of December 31, 2014, total oil reserves within the country reached 752,608 thousand m3, of which 50% are proven reserves. Compared with the same information as of December 31, 2013, total reserves have recorded a 1.5% increase, of which 50% are proven reserves.

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Evolution of Oil Production and Reserves*

In billion m3, 2006-2015

Amendment of the Argentine Hydrocarbons Law

On October 29, 2014, the National Congress enacted Law No. 27,007 amending Hydrocarbons Law No. 17,319. This Law incorporates new drilling techniques available in the oil industry, as well as changes mainly related to terms and extensions of exploration permits and exploitation concessions, canons and royalty rates, new legal concepts for the exploration and exploitation of unconventional hydrocarbons in the Continental Shelf and the Territorial Sea, and a promotion regime pursuant to Executive Order No. 929/13, among other key factors for the industry. The main changes introduced by Law No. 27,007 are detailed below:

Unconventional Hydrocarbons Exploitation

The Law conferred a legal status to the legal concept of ‘Hydrocarbons Unconventional Exploitation Concession’ created by Executive Order No. 929/13. The term ‘hydrocarbons unconventional exploitation’ is defined as the extraction of liquid and/or gaseous hydrocarbons by unconventional stimulation techniques applied in reservoirs situated in geological formations of schist rock or slate (shale gas or shale oil), tight sands, tight gas, tight oil, coal bed methane and/or deposits characterized, in general, by the presence of low permeability rocks.

Holders of exploration permits and/or hydrocarbon exploitation concessions will be entitled to request a hydrocarbon unconventional exploitation concession to the enforcement authority pursuant to the following terms:

•           The exploitation concessionaire may, within its area, request the subdivision of the existing area into new hydrocarbon unconventional exploitation areas and the granting of a hydrocarbon unconventional exploitation concession. Such request will be based on the development of a pilot plan seeking the commercial exploitation of the discovered reservoir pursuant to acceptable technical and economic criteria.

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•           Holders of a hydrocarbon unconventional exploitation concession also being holders of a preexisting and adjacent exploitation concession may request the unification of both areas as a single hydrocarbon unconventional exploitation concession provided they furnish convincing evidence of the geological continuity of both areas. Such request should be based on the development of a pilot plan.

Terms for Exploitation Concessions and Permits

The terms for the exploration permits will be established in each call for bids issued by the enforcement authority according to the exploration’s purpose (conventional or unconventional) and based on the following criteria:

i.       Conventional Exploration: the basic term is divided into two three-year periods plus an optional extension of up to five years. In this way, the maximum extension for exploration permits is reduced from 14 to 11 years;

ii.     Unconventional Exploration: the basic term is divided into two four-year periods plus an optional extension of up to five years, that is, reaching a maximum of 13 years; and

iii.    Exploration in the Continental Shelf and the Territorial Sea: the basic term is divided into two three-year periods plus an optional extension of one year each.

Upon the expiration of the basic term, the exploration permit holder will decide whether to continue exploring the area or to revert it totally to the Government. The whole originally-granted area may be kept provided the obligations arising from the permit have been properly met. Upon the expiration of the basic term, the holder of the exploration permit will revert the whole area unless it exercises its right to use the extension period, in which case the reversion will be limited to 50% of the remaining area.

Exploitation concessions will have the following terms, which will be computed as from the granting resolution’s date:

i.       Conventional Exploitation Concession: 25 years;

ii.     Unconventional Exploitation Concession: 35 years; and

iii.    Continental Shelf and Territorial Sea Exploitation Concession: 30 years.

Furthermore, the holder of an exploitation concession may, with a minimum one-year notice before the expiration of the concession, request the granting of indefinite extensions, for a 10-year term each, provided it has properly met its obligations as exploitation concessionaire, is actually producing hydrocarbons in the areas in question and files an investment plan consistent with the development of the concession.

The ban on simultaneously holding more than five exploration permits and/or exploitation concessions (whether directly or indirectly) has been lifted.

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Concession Extension

Law No. 27,007 grants the Provinces having already started the concession extension process a 90-day term to finish it based on the conditions established for each of them. All subsequent extensions will be governed by the Argentine Hydrocarbons Law.

Awarding of Areas

Law No. 27,007 calls for the drafting of a model invitation to bid to be jointly made by the SE and the provincial authorities, to which all calls for bids made by law enforcement authorities should adhere, and introduces a specific criterion for the award of permits and concessions on incorporating the specific parameter of ‘greater investment or exploration activity’ as tie-breaking, at the National or Provincial Executive Branch’s duly supported discretion, as applicable.

Canons and Royalties

The amended Argentine Hydrocarbons Law has updated the exploration and exploitation canons established by Executive Order No. 1454/07. These canons may, in turn, be generally updated by the Executive Branch based on variations in the domestic market’s crude oil price. The updated values for each canon and royalty are detailed below:

Exploration Canon

The holder of the exploration permit will pay the canon in advance on an annual basis for each square kilometer or its fraction based on the following scale:

•           First period: AR$250 per km2 or fraction;

•           Second period: AR$1,000 per km2 or fraction;

•           Extension: during the first year of the extension; AR$17,500/km2 or fraction, with a 25% annual cumulative increase.

In this case, offsetting mechanisms will remain in place: the amount that the exploration permit holder should pay for the second period of the basic term and for the extension period may be readjusted by offsetting it with exploration investments actually made within the area, until reaching a minimum canon equivalent to 10% of the applicable canon per km2 during the period, which will be payable in all cases.

Exploitation Canon

The holder of the exploitation permit will pay a canon which will consist of an annual advance payment of AR$4,500 per km2 or its fraction.

Royalties

Royalties are defined as the only revenue the jurisdictions holding title to the hydrocarbons will collect, in their capacity as grantors, from the production of hydrocarbons.

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The 12% percentage the exploitation concessionaire should pay as royalties to the grantor on the proceeds derived from liquid hydrocarbons produced at wellhead will remain effective. The production of natural gas will bear a like percentage of the value of extracted and actually used volumes, and will be payable on a monthly basis.

Cash payment of royalties will be made based on the value of crude oil at wellhead less freight costs up to the base location for the definition of its commercial value. Payment in kind of royalties will only proceed when the concessionaire is assured a reasonable permanent reception. The possibility to reduce royalties up to 5% taking into consideration productivity, conditions and wells location also remains in place.

In case of extension, additional royalties for up to 3% regarding the applicable royalties at the time of the first extension, up to a total maximum of 18%, will be paid for the following extensions.

For the conduction of hydrocarbon conventional exploitation complementary activities as from the expiration of the granted concession and within the hydrocarbons unconventional exploitation concession, the enforcement authority may fix additional royalties of to 3% above the current royalties, up to a maximum 18%, as applicable.

The National or Provincial Executive Branch, as applicable, acting in its capacity as granting authority, may reduce up to 25% the amount corresponding to royalties applicable to the production of hydrocarbons during a term of 10 years after the conclusion of the pilot project in favor of companies requesting a hydrocarbon unconventional exploitation concession within a term of 36 months as from Law No. 27,007’s effective date.

Finally, with the National Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee’s prior approval, royalties may be reduced up to 50% for tertiary oil recovery, extra-heavy oil and offshore products in view of their productivity, location and other unfavorable economic and technical characteristics.

Extension Bond

Law No. 27,007 empowers the enforcement authority to provide for the payment of an exploitation concession extension bond, the maximum amount of which will result from multiplying proven reserves at the expiration of the concession by 2% of the average price applicable to the specific hydrocarbon during a term of 2 years before the granting of the extension.

Exploitation Bond

The enforcement authority may provide for the payment of an unconventional exploitation concession extension bond, the maximum amount of which will result from multiplying proven reserves associated with the exploitation of conventional hydrocarbons at the expiration of the granted concession by 2% of the average basin price applicable to the specific hydrocarbons during a term of 2 years before the granting of the concession.

Transportation Concessions

Transportation concessions (which had so far been granted for 35 years) will be granted for the same term than that granted for the exploitation concession where it originates, with the possibility of receiving subsequent extensions for up to 10 years each. Thus, transportation concessions originating in a conventional exploitation concession will have a basic 25-year term, whereas those originating in an unconventional exploitation concession will have a basic 35-year term, each plus any extension terms which may be granted. After the expiration of these terms, title to the facilities will be transferred to the National or Provincial Government, as applicable, by operation of law and without any charges or encumbrances whatsoever.

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Uniform Legislation

Law No. 27,007 provides for two types of non-binding commitments between the National Government and the Provinces regarding tax and environmental issues:

i.       Environmental Legislation: It provides that the National Government and the Provinces will seek to establish a uniform environmental legislation primarily aiming to apply the best environmental management practices to hydrocarbon exploration, exploitation and/or transportation with the purpose of furthering the development of the activity while properly protecting the environment.

ii.     Tax System: It provides that the National Government and the Provinces will seek to adopt a uniform fiscal treatment encouraging the development of hydrocarbon activities in their corresponding territories in adherence with the following guidelines:

−    The gross receipts tax rate applicable to the extraction of hydrocarbons will not exceed 3%;

−    The freezing of the current stamp tax rate and the commitment not to charge with this tax any financial contracts entered into in order to structure investment projects and to guarantee and/or warrant investments; and

−    The commitment by the provinces and its municipalities not to impose new taxes —or increase the existing ones— on permit and concession holders, with the exception of service compensation rates, improvement contributions and general tax increases.

Restrictions on the reservation of areas to National or Provincial Government-Controlled Companies

The amendment of the Argentine Hydrocarbons Law restricts the National Government and the Provinces from reserving new areas in the future in favor or public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved areas before this amendment are safeguarded.

Regarding areas that have not been reserved in favor of public companies and that have not yet been awarded under partnership agreements with third parties, associative schemes may be used, and in which case the participation of such companies during the development stage will be proportional to their investments. In this way, the ‘carry’ system during the areas’ development or exploitation stage has been done away with. Such system has not been prohibited for the exploration stage.

Conventional and Unconventional Hydrocarbon Investment Promotion Regime

On July 11, 2013, the National Executive Branch passed Executive Order No. 929/13, which established the Investment Promotion Regime for the Exploitation of Hydrocarbons –both conventional and unconventional (the (‘Promotion Regime’) with the purpose of encouraging investments destined to the exploitation of hydrocarbons and the legal concept of hydrocarbons unconventional exploitation concession.

Law No. 27,007 extends the benefits of the Promotion Regime to hydrocarbon projects involving a minimum US$250 million direct investment, assessed at the time the hydrocarbon exploitation investment project is presented, to be invested during its first 3 years. Before the amendment, the Promotion Regime benefits reached investment projects denominated in foreign currency for a minimum US$1,000 million amount during a term of 5 years.

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Holders of exploration permits and/or hydrocarbons exploitation concessions, and/or third parties associated with such holders and registered with the National Registry of Hydrocarbon Investments submitting this kind of projects will enjoy the following rights as from the third year of their respective projects’ execution:

i.       The right to freely market abroad 20% and 60% of the liquid and gaseous hydrocarbon production in the case of conventional and unconventional exploitation projects and in offshore projects, respectively, with a 0% export duty, if applicable, and

ii.     The free availability of 100% of the foreign currency resulting from the exportation of these hydrocarbons, provided the applicable projects have involved a minimum US$250 million entry of foreign currency into the Argentine financial market.

During periods in which the national production of hydrocarbons is insufficient to meet domestic supply needs pursuant to Section 6 of the Argentine Hydrocarbons Law, the subjects covered by the Promotion Regime will have, as from the third year as from the execution of their respective investment projects, the right to obtain a price not lower than the reference export price (without computing the incidence of any applicable export duties) from the exportable liquid and gaseous hydrocarbon percentage produced under such projects.

Pursuant to these investment projects, Law No. 27,007 provides for two contributions payable to the producing provinces where the investment project is conducted:

i.       The first one, payable by the project holder, for an amount equivalent to 2.5% of investment amount undertaken to be committed to corporate social responsibility projects, and

ii.     The second contribution, payable by the National Government, which will be determined by the Committee based on the size and scope of the investment project and which will be destined to infrastructure projects.

As at the issuance hereof, Petrolera Pampa has not submitted any investment projects under the Promotion Regime.

Regulations Specifically Applicable to the Gas Market

Gas Plus Program – SE Resolution No. 24/08

This program’s main appeal for gas producers is the free availability and commercialization of the extracted gas. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability. With the exception of new entities, companies should be up-to-date with the payment of the production installments fixed pursuant to the Producers’ Agreement to join this program.

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Natural Gas Surplus Injection Promotion Program (the ‘Program’)

On February 14, 2013, Resolution No. 1/13 was published in the Official Gazette. This Resolution creates the Program, which aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

Before June 30, 2013, any person registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1,277/12 may submit its project before the National Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee. The National Government undertakes to pay a monthly compensation resulting from:

i.       The difference between the Surplus Injection price (US$7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus;

ii.     The difference between the Base Price and the price received from the Adjusted Base Injection.

These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

On April 26, 2013, Committee’s Resolution No. 3/13 was published in the Official Bulletin, which regulates the Program and sets forth that any companies interested in participating in the Program should submit monthly affidavits to the Committee containing specifically-detailed documentation on injection, price, contracts, etc., so that they may, after meeting the methodology and terms specified therein, obtain the applicable compensation. Furthermore, the Resolution expressly prohibits natural gas purchase and sale operations between producers and provides special considerations regarding new high-risk projects, investments control, the evolution of reserves and the Program’s auditing mechanism.

On July 11, 2013, pursuant to Provision No. 15/13 of the Committee, the Petrolera Pampa was registered with the National Registry of Hydrocarbon Investments.

Petrolera Pampa has submitted several projects to the Committee’s consideration. On August 7, 2013, pursuant to Resolution No. 27/13, the Committee approved a project for an increase in the total natural gas injection submitted by Petrolera Pampa, with retroactive effects to March 1, 2013.

On July 15, 2015, the Committee approved Resolution No. 123/15 creating the Rules applicable to Acquisitions, Sales and Assignments of Areas, Rights and Interests under the Program (the ‘Rules’.)

Thus, the Rules provide that companies acquiring, selling or assigning areas, rights or interests should submit the applicable presentation within a term of 10 business days after the transaction is made.

We would like to point out that Petrolera Pampa has filed the applicable presentation for operations conducted in the Rincón del Mangrullo area as required by the Rules.

Another two resolutions passed by the Committee should be highlighted: Resolution No. 60/13 creating the ‘Program for the Promotion of Natural Gas Injection for Companies with Reduced Injection’ and Resolution No. 185/15 creating the ‘Program for the Promotion of Natural Gas Injection for Companies with No Injection’, the offsetting mechanisms or which are similar to the Program’s, although Petrolera Pampa is not a part of such programs on being registered with the Program created by Resolution No. 1/13.

Finally, on January 4, 2016, Executive Order No. 272/15 was passed, which dissolved the Committee created pursuant to Executive Order No. 1,277/12 and provided that the powers assigned to this Committee will be exercised by the MEyM.

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Regulations Specifically applicable to the Oil Market

As with the gas market, the oil market has also been affected by several resolutions. Resolution No. 394/07 passed by the Ministry of Economy (‘MECON’) provided for an increase in export withholdings on liquid hydrocarbons, with a reference value of US$60.9 per barrel and a cut-off value of US$42 per oil barrel. In this way, the exporting producer’s income was thus limited to US$42 per crude oil barrel, despite the fact that its WTI value is higher than US$60.9 per barrel.

On January 3, 2013, the MECON issued Resolution No. 1/13 increasing cut-off and reference values established by Resolution No. 394/07 from US$42 to US$70 and from US$60.9 to US$80 respectively, thus increasing oil-exporting companies’ revenue. These regulations have entailed a decrease in the crude oil price in Argentina as compared with its international price.

On December 29, 2014, pursuant to Resolution No. 1077/14, the Ministry of Economy abrogated Resolution No. 394/07 and its amending provisions in order to establish new export rates based on the crude oil’s international price, which is determined based on the reference Brent’s value on the month corresponding to the export less eight U.S. dollars per barrel. Under this new system, the cut-off value is set at US$71/barrel. That is, where the international price does not exceed US$71, the producer will pay export duties for 1% of that value. When the price is above US$80 (that is, an international price of $72/barrel), variable deductions will be settled.

Finally, and with reference to the Petróleo Plus Program, on July 13, 2015 Executive Order No. 1,330/15 canceling the Petróleo Plus Program and establishing the mechanism for the cancellation of incentives pending settlement was published in the Official Gazette.

Crude Oil Production Promotion Program

On February 4, 2015 Resolution No. 14/15 creating the Crude Oil Production Promotion Program (the ‘CO Program’), effective for a term of one year (and extendable for another year) was published in the Official Gazette.

Registration with this new Crude Oil Program is limited to subjects registered with the Oil Companies Registry, and requests may be submitted until April 30, 2015. The Crude Oil Program will be funded by the National Treasury.

The methodology for calculating this new CO Program is similar to that used by the Natural Gas Surplus Injection Promotion Program (created by Committee’s Resolution No. 1/13), as it grants a stimulus of US$2 or US$3 per crude oil barrel (depending on whether it will be destined to internal consumption or exportation) obtained over its Base Production until reaching a maximum price depending on the type of crude oil (US$70/barrel for Escalante and US$84/barrel for Medanito).

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7.         Fiscal Year Relevant Events

7.1 | Debt and Capital Transactions by our Subsidiaries

7.1.1  Corporate Bonds Issuance by CTG

Under the Simple Corporate Bonds Program (non-convertible into shares) (‘CBs’) for up to US$50 million (or its equivalent value in other currencies) on March 6, 2015, CTG issued Series VI Corporate Bonds for a par value of AR$91.0 million, principal being repayable in a single bullet payment 18 months after the issuance date. Interest will be payable on a quarterly basis at a 28% annual nominal fixed rate during the first nine months and at the variable Private Badlar rate plus a 5% spread during the remaining nine months.

7.1.2   Total Cancellation of CTG’s Syndicated Loan

Using part of the net funds generated from the issuance of Series VI CBs and own funds, on March 20, 2015 CTG paid off the whole amount of the syndicated loan entered into on March 28, 2013 with the bank consortium made up of Banco Hipotecario, ICBC, Santander Rio and Citibank for an amount of AR$54.7 million as principal and AR$4.1 million as interest.

7.1.3  Corporate Bonds Issuance by CTLL

Under the Simple Corporate Bonds Program (non-convertible into shares) for up to US$350 million (or its equivalent value in other currencies), CTLL issued the following series:

•           On August 6, 2015 Series C was issued for a par value of AR$258 million, principal being repayable on a single bullet installment 21 calendar months after the issuance date at a 27.75% fixed interest rate during the first six months and at the variable Private Badlar rate plus a 450 basis points spread during the remaining 15 months. Net funds generated from the placement were wholly destined to the early cancellation of the syndicated loan executed by CTLL in November 2014;

•           On October 5, 2015, Series A was issued for a par value of AR$282.4 million, which was classified as a productive investment computable under subsection k. Principal will be repaid in a single bullet payment 36 calendar months after the issuance date, and interest will be payable on a quarterly basis at the Private Badlar interest rate;

•           On November 13, 2015, Series E was issued for a par value of AR$575.2 million, which was classified as a productive investment computable under subsection k. Principal will be repaid in a single bullet payment 60 calendar months after the issuance date, and interest will be payable on a quarterly basis at the Private Badlar interest rate;

Funds generated from Series A CBs have been used to partially finance a 120 MW expansion in the installed capacity under the ‘Availability Increase Project’. It is estimated that the 105 MW gas turbine commissioning will take place in March 2016, whereas the installation of the 15 MW engines is in the engineering and feasibility stage, and their commissioning is expected for the first quarter of 2017.

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7.1.4  Total Cancellation of CTLL’s Syndicated Loan

Regarding the AR$450 million syndicated loan entered into on November 11, 2014 with the bank consortium made up of BACS Banco de Crédito y Securitización, Banco Hipotecario, ICBC Argentina and Citibank Argentina, on August 13, 2015 CTLL provided for the partial early cancellation of AR$260 million plus interest as of that date by using net funds generated from the issuance of Series C CBs. On October 15, 2015 and using own funds, CTLL canceled the remaining principal balance in the amount of AR$190 million plus interest accrued as of that date.

7.1.5  Corporate Bonds Issuance by Petrolera Pampa

Under the Simple Corporate Bonds Program for up to US$125 million or its equivalent value in other currencies, which was later extended to US$250 million on July 2, 2015, Petrolera Pampa issued the following series:

•           On February 26, 2015, Series 4 was issued for a par value of AR$51.0 million, principal being repayable on a single bullet installment 18 calendar months after the issuance date at a 27.48% fixed annual interest rate during the first nine months and at the variable Private Badlar rate plus a 5% spread during the remaining nine months. On the same date, Series 5 Dollar-linked bonds were issued for a par value of US$18.5 million at an initial exchange rate of AR$8.7008/US$1, principal being repayable on a single bullet installment 27 calendar months after the issuance date, and interest being payable on a quarterly basis at a 5% fixed annual rate;

•           On April 30, 2015, Series 6 was issued for a par value of AR$49.9 million, principal being repayable on a single bullet installment 18 calendar months after the issuance date at a 27.25% fixed annual interest rate during the first nine months and at the variable Private Badlar rate plus a 4.5% spread, payable on a quarterly basis; and

•           On February 3, 2016 Series 7 was issued for a par value of AR$309.9 million, principal being repayable on a single bullet installment 18 calendar months after the issuance date at a 5% variable Badlar rate, payable on a quarterly basis.

Furthermore, under the Simple Short-Term Debt Securities Program (‘VCPs’) for up to US$40 million or its equivalent value in other currencies, the following bonds were issued:

•           On February 26, 2015, Series 11 was issued for a par value of AR$89.9 million at a 28% annual nominal fixed rate payable on a quarterly basis, the principal being repayable in a single bullet payment 12 calendar months after the issuance date; and

•           On April 30, 2015, Series12 was issued for a par value of AR$137.0 million at a 28.5% annual nominal fixed rate payable on a quarterly basis, with principal being repayable in a single bullet payment 12 calendar months after the issuance date.

7.1.6  Petrolera Pampa’s Syndicated Loan

On July 27, 2015, Petrolera Pampa entered into a syndicated loan agreement in the amount of AR$765 with the bank consortium made up of Banco Hipotecario, BACS Banco de Crédito y Securitización, ICBC Argentina and Citibank Argentina. Its main terms and conditions are described below:

•           Amortization: Ten quarterly and consecutive installments, with a 15-month grace period as from the disbursement date. The first two installments will represent 5.25% of the principal; the third one, 7.5%; the fourth, 11.5% ; and from the fifth to the tenth installment, 11.75% of the principal; and

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•           Interest rate: Corrected private Badlar rate plus a 5.75% spread for the amount of AR$615 million, and 30% fixed rate for the amount of AR$150 million, both tranches being payable on a quarterly basis.

Net funds generated from the syndicated loan were allocated to expenses foreseen under the Investment Agreement entered into with YPF9.

7.1.7  Pampa Energía’s Corporate Bonds Global Program

On January 22, 2016, Pampa Energía’s Ordinary and Extraordinary General Meeting of Shareholders approved, among other considerations, the creation of a Global Non-Convertible Bond Program up to US$500 million or its equivalent value in other currencies, as well as the bonds’ issuance under such program, at any time and up to the program’s maximum amount, either in one or more classes and/or series.

7.1.8  Capital Increase in Petrolera Pampa

On January 14, 2016, Petrolera Pampa’s General Ordinary and Extraordinary Meeting of Shareholders approved, among other considerations, a capital increase for up to AR$400 million through the issuance of new common shares in book-entry form with a par value of AR$1 each, each granting the right to one vote and entitlement to dividends as from their issuance date, to be publicly offered for subscription on conditions equal to those applicable to outstanding common shares in book-entry form at the time of issuance. The Shareholders' Meeting has vested in the Board of Directors the powers necessary for the implementation of such issuance and the conditions of issuance not determined by the Meeting, including, but not limited to, the determination of the time of issuance, form and/or payment conditions, as well as any other matters associated with such issuance.

The share issuance premium to be timely established by the Board of Directors will range from a minimum AR$25 to a maximum AR$40 per new share. Funds will be used for: (i) investing in physical assets located in Argentina; (ii) paying up working capital; (iii) refinancing liabilities; and/or (iv) making capital contributions to Petrolera Pampa’s subsidiaries or affiliates, which results shall be applied exclusively for such aforementioned purposes.

7.2 |  CAMMESA Financing to our Generation Subsidiaries

7.2.1  CTLL

On March 5, 2015, CTLL entered into a loan agreement with CAMMESA to finance the overhaul of gas turbine LDLATG02’s unit two for a total amount in pesos equivalent to US$11.8 million and AR$7.2 million, in both cases plus VAT.

On March 27, 2015, CTLL requested an extension of the financing amount for up to US$4.8 million and AR$18.2 million, in both cases plus VAT and nationalization and logistics costs, to finance unit LDLATG03’s overhaul approved pursuant to SSEE Note No. 1,130/15. In August 2015, Addendum I was entered into, which introduced the modifications necessary to include the works to be performed on such unit.

9 For further information, see section 7.7 of this Annual Report.

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Later, an extension of the loan was requested in order to include the execution of unit LDLATG01’s overhaul in the amount of AR$17.8 million and US$13.0 million, in both cases plus VAT, nationalization and logistics costs. The extension was approved pursuant to SSETTyDEE Note No. 52/16; however, as of the issuance of this Annual Report, the applicable Addendum has not yet been entered into.

In this respect, CTLL assigns as security 100% of its present and future credit claims, both accrued and to be accrued, resulting from the Additional Direct Remuneration to Generators, the Non-Recurring Maintenance Remuneration and 100% of sales settlements and/or invoices issued but not yet collected and to be issued for such receivables. As a condition for financing, CTLL guarantees a minimum 90% availability of the unit’s net power capacity as from the month following the unit’s commissioning and until the termination of the repayment period.

As of the date of this Annual Report, CTLL has received partial advances in the amounts of AR$156.7 million and AR$35.0 million for TG02 and TG03’s overhauls, respectively.

Furthermore, pursuant to the Agreement for the Increase in Thermal Generation Availability entered into with CAMMESA on December 1, 2014, as of the date of this Annual Report CTLL has received partial advances in the amount of AR$660.5 million.

As we have previously informed, the Agreement defined a 120 MW increase in CTLL’s installed capacity through the installation of two engine generators (15 MW) and a 105 MW high-efficiency gas turbine, with an estimated investment of US$110 million. The works will be financed through the use of LVFVDs not committed under other agreements, as well as with receivables from the Additional Remuneration to the Trust issued or to be issued until December 31, 2015 (jointly, the ‘Receivables’), and the balance will be financed with CTLL’s own funds.

7.2.2  CTG

With the purpose of financing the execution of extraordinary maintenance works in unit GUEMTV11, on May 18, 2015 CTG entered into a Loan and Receivables Security Assignment Agreement with CAMMESA for an amount of US$10.3 million plus IVA and nationalization costs. As payment guarantee, CTLL assigns as security 100% of its present and future credit claims, both accrued and to be accrued, resulting from the Additional Direct Remuneration to Generators, the Non-Recurring Maintenance Remuneration and 100% of sales settlements and/or invoices issued but not yet collected and to be issued for such receivables.

As of the date of this Annual Report, CTG has received partial advances for AR$8.0 million.

7.2.3  CPB

Under the Loan and Receivables Assignment Agreement executed by CPB and CAMMESA, which grants financing for the 2014-2015 Maintenance Plan in the amount of US$83 million plus taxes, as of the issuance of this Annual Report CPB has received partial advances for AR$758 million, out of which AR$175 million have been early canceled with receivables from the Maintenance Remuneration.

On May 18, 2015, pursuant to the applications filed by the CPB and through SE Note No. 1129/15, the SE authorized an extension of the financing in the amount of US$7.2 million plus VAT and nationalization costs to fund the replacement of boiler burners, which had not been estimated in the original schedule. As of the date hereof, the Addendum to the Loan Agreement has not yet been perfected.

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7.3 |  Agreement for the Increase in Thermal Generation Availability

7.3.1  2014 Agreement

As regards the 2014 Agreement for the Increase in Thermal Generation Availability, with the application of LVFVDs and the adhering generators’ own resources, during the month of September 2015 CTLL entered into the applicable agreements for the installation of the MAN engines with Man Diesel & Turbo and with Empresa Walter Rittner S.A. The commissioning of these engines is scheduled for the first quarter of 2017.

7.3.2  2015 - 2018 FONINVEMEM

On July 2, 2015, CTLL, CPB, CTG, HIDISA and HINISA entered into the ‘2015 - 2018 Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration’ (the ‘2015-2018 Agreement’.) This Agreement aims to expand the system’s installed capacity through the execution of new generation projects to be financed with:

i.       LVFVDs resulting from the application of SE Resolution No. 406/03 not committed under other agreements;

ii.      The charges for new investments under the Additional Remuneration to the Trust (SE Resolution No. 95/13, section 5) (the ‘Additional Remuneration to the Trust’);

iii.     A new charge to be accrued in favor of generating agents executing the 2015 -2018 Agreement as regulated by the SE (the ‘2015 -2018 FONINVEMEM Resources’); and

iv.     Possibly, additional contributions by the generating agents and/or the National Government.

In the case of the Additional Remuneration to the Trust and the 2015 -2018 FONINVEMEM Resources, all amounts accrued and to be accrued during the February 2015 - December 2018 period (and not committed under other agreements) will be bound.

As regards the remuneration, the percentage of the additional capital invested by the generator (item iv) over the total amount of the investment will be repaid through a supply agreement entered into with CAMMESA. The percentage pertaining to the 2015-2018 Receivables will be sold under the scheme set forth by SE Resolution No. 482/15 or any resolution superseding it. Any contributions made by the National Government will entitle it to an equity interest.

Within this framework, specific agreements were negotiated for the execution of several projects, including the incorporation of a new high-efficiency gas turbine (100 MW) in CTLL and investments in renewable energies. However, as of the date of this Annual Report, these agreements have not yet been formalized. After the elapsing of the terms stipulated in the 2015-2018 Agreement, either party may terminate the 2015-2018 Agreement.

7.4 |  CTLL’s Award

On June 19, 2015, CTLL was served with the award putting an end to the controversy held with Isolux Corsan Argentina S.A., Tecna Estudio y Proyectos de Ingeniería S.A., Isolux Corsan Argentina S.A. - Tecna Estudio y Proyectos de Ingeniería S.A. Unión Transitoria de Empresas, Isolux Ingeniería S.A., Tecna Proyectos y Operaciones S.A. and Isolux Ingeniería S.A. - Tecna Proyectos y Operaciones S.A. Unión Temporal de Empresas (the ‘Contractors’) under CTLL’s combined-cycle expansion works, the resolution of which was referred to the International Court of Arbitration of the International Chamber of Commerce (the ‘Arbitration Court’).

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Specifically, the Arbitration Court acknowledged certain contractual breaches by the Contractors, sentencing them to jointly and severally pay to CTLL the amount of US$49.3 million as compensation for damages. After offsetting certain reciprocal receivables and payables between the parties, the balance owed by the Contractors to CTLL by virtue of the Award amounted to US$15.1 million.

On September 17, 2015, the Contractors filed a written plea of nullity before the Paris Chamber of Appeals and during the month of October 2015 carried out the necessary appearance formalities before this Court.

However, on December 3, 2015, CTLL and the Contractors entered into an agreement whereby the Contractors undertake to pay the amount of US$14.7 million, which should be received in full by CTLL on or before March 30, 2016. As of the date of release of this Annual Report, US$7.9 million have already been collected.

7.5 |  Relevant Events Related to Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

7.5.1  SE Resolution No. 32/15

On March 11, 2015, the SE issued Resolution No. 32/15 granting Edenor a temporary increase in income effective as from February 1, 2015 in order to fund expenses and investments associated with the ordinary operation of the public utility under concession and to be charged against the RTI.

This additional income results from the monthly difference between the ‘theoretical tariff scheme’ embodied in an annex of said resolution and the schemes then in force for each tariff category, pursuant to calculations made by the ENRE, which are informed on a monthly basis to the SE and CAMMESA and paid by the National Government. CAMMESA was responsible for transferring such additional funds to Edenor. As of the date of release of this Annual Report, additional funds resulting from the difference between tariff schemes resulted in income in the amount of AR$3,961.4 million in Edenor’s financial statements.

As regards PUREE funds, the resolution established that as from February 1, 2015 said funds would be deemed part of Edenor’s income to be allocated to cover for higher costs in the operation of the public utility under concession and to be charged against the RT. As of the date of release of this Annual Report, AR$568.2 million income has been disclosed under the PUREE.

Furthermore, la SE authorized Edenor to offset, until January 31, 2015, PUREE’s debts up to the amount of the credit claims established by the MMC, including any applicable interest under both items. As of the date of this Annual Report, Edenor has recorded income for higher costs in the amount of AR$551.5 million in its Financial Statements, out of which AR$186.6 million were offset with liabilities held with CAMMESA.

As instructed by the resolution, CAMMESA issued LVFVDs for the surplus amounts receivable by Edenor resulting from the offsetting and the amounts owed by Edenor under the Loan Agreements for Higher Salary Costs. Edenor recorded in its financial statements revenues for the recognition of higher salary costs for AR$495.5 million. As regards pending balances in favor of the WEM, CAMMESA was instructed to implement a payment plan to be defined with Edenor.

As a condition for the implementation of this new ‘theoretical tariff scheme’, the resolution prevented Edenor from distributing dividends, using additional income to cancel credits with financial institutions, acquiring other companies, granting loans and performing other operations not strictly related to the cancellation of its obligations with the WEM, as Edenor was only entitled to pay salaries of its own and contracted staff, as well as to make payments to vendors of goods and/or services associated with the electric distribution public utility.

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Furthermore, it was established that Edenor should comply with section 22.1 of the MOU and suspend any and all administrative and/or judicial claims it may have brought against the National Government, the SE and/or the ENRE regarding section 4.2 of the MOU and the provisions of the resolution. However, Edenor has maintained its legal actions against the National Government, which are currently pending before the National First Instance Court in Administrative Litigation.

7.5.2  Loan Agreement for the Extraordinary Investments Plan

Since FOCEDE’s ordinary resources (SE Resolution No. 347/12) were insufficient to cover the expenses estimated in the Investments Plan, on September 26, 2014 the SE, through Resolution No. 65/14, instructed CAMMESA to enter a Loan and Receivables Assignment Agreement with Edenor to fund an Investments Extraordinary Plan. As of the date of this Annual Report, Edenor has received AR$1,099.8 million in this respect, out of which AR$923.6 million pertain to principal and AR$176.2 million, to accrued interest.

In order to guarantee the taken on obligations and the repayment of the granted financing, upon the termination of the grace period stipulated by the SE together with the methodology and terms for the repayment of the financing, Edenor will assign and transfer to CAMMESA any receivables it may have in the WEM up to the actual amount of the financing.

7.5.3  Application of the MMC

On November 30, 2015 and pursuant to SE Resolution No. 32/15, Edenor received from CAMMESA the amount of AR$283.0 million as a retroactive adjustment of income under such resolution for the May 2015-October 2015 period resulting from the partial application of MMC-based adjustments, the index of which has been assessed at 7.2% by the ENRE. For the November 2015-April 2016 period, the ENRE has determined a 9% increase, reaching a 16.9% cumulative growth.

As of this date and as described in section 7.5.1 of this Annual Report, Edenor has recorded income for higher costs in the amount of AR$551.5 million in its Financial Statements, out of which AR$186.6 million were offset with liabilities held with CAMMESA.

7.5.4  Ministry of Energy and Mining’s Resolution No. 7/16

On January 28, 2016, MEyM Resolution No. 7/16 was published in the Official Gazette, in which instructed the ENRE to make a distribution value added adjustment in the tariff schemes on account of the RTI, as well as to carry out all necessary provisions to perform the RTI by December 31, 2016. Furthermore, this Resolution provided as follows:

i.       The cancellation of the PUREE Program;

ii.      The abrogation of SE Resolution No. 32/15 as from the entry into force of the tariff schemes established by ENRE Resolution No. 1/16 on February 1, 2016;

iii.     The suspension, until receiving further instructions, of the loan agreements entered into between Edenor and CAMMESA; and

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iv.     Pursuant to ENRE Resolution No. 2/16, the termination as from January 31, 2016 of the Trusts created under ENRE Resolution No. 347/12 (known as ‘FOCEDE’), instructing Edenor to open a current account with a banking institution authorized by the Central Bank of the Republic of Argentina for the deposit of the funds resulting from the application of the fixed amount to afford investments approved by the ENRE.

It should be pointed out that Edenor is taking all necessary steps to implement the measures and that preliminary calculations indicate that the effect of such tariff scheme on Edenor’s income is not significant compared to that of the system set out in SE Resolution No. 32/15, which was terminated on January 28, 2016.

7.6 |  Transener and Transba’s Instrumental Agreement

On March 17, 2015, Transener and Transba entered into with CAMMESA new addenda to the Loan Agreements for the implementation of the Agreements for the Renewal of the Instrumental Agreement whereby AR$318.7 million and AR$114.4 million were recognized to Transener and Transba, respectively, pertaining to cost variations during the June 2014-November 2014 period.

On September 23, 2015, Transener and Transba executed the addenda to the Agreement for the Renewal of the Instrumental Agreement with the ENRE and the SE, whereby AR$508.9 million and AR$317.7 million were recognized to Transener and Transba, respectively, pertaining to cost variations during the December 2014-May 2015 period, as well as additional investments in the amount of AR$95.0 million and AR$180.6 million for Transener and Transba, respectively.

On November 25, 2015, Transener and Transba entered into the new loan agreements (the ‘New Agreements’) with CAMMESA, which stipulated the granting of financing in the amount of AR$509 million and AR$318 million to Transener and Transba, respectively, pertaining to:

i.      The claims acknowledged by the SE and the ENRE on account of cost variations for the December 2014-May 2015 period; and

ii.      The amounts corresponding to the Additional investments provided for in the Addenda to the Renewal Agreements; and

iii.     Additionally, the assignment as security of credit claims for increased costs as of May 31, 2015 was agreed pursuant to the Agreement for the Renewal of the Instrumental Agreement with the purpose of paying off the amounts receivable within the scope of all the new executed Loan Agreements.

7.7 |  Expansion of the Partnership between Petrolera Pampa and YPF S.A (‘YPF’) in the Rincón del Mangrullo block (the ‘RDM block’)

On May 27, 2015, Petrolera Pampa and YPF agreed on the amendment of certain terms and conditions of the Investment Agreement executed on November 6, mainly with the purpose of adding certain investments to those already committed retroactively to January 2015.

The main amendments to the Agreement were the following:

i.       The incorporation of other formations not included in the former Agreement, with the exclusion of Vaca Muerta and Quintuco formations;

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ii.      Petrolera Pampa will be entitled to the production of all existing wells in the RDM block and must meet all investments in surface facilities, which are currently estimated in US$65 million for the 2015-2016 period;

iii.     Petrolera Pampa will invest US$22.5 million for wells drilling in the Mulichinco formation and/or additional surface investments for the 2016-2017 period; and

iv.     Petrolera Pampa will invest in exploratory wells at the Lajas formation, which will involve an investment of US$34 million for the 2016-2017 period.

Thus, Petrolera Pampa’s investment commitment within the block for the 2014-2017 period would exceed US$350 million. As of December 31, 2015, 80 wells have been drilled and US$280 million have been invested under this agreement.

7.8 |  Relevant Events regarding Gas Transportation in Transportadora del Gas del Sur (‘TGS’)

7.8.1  Tariff Increase for TGS

On June 8, 2015, the National Gas Regulatory Agency (‘ENARGAS’) published Resolution No. 3.347/15 granting TGS a 44.3% and 73.1% tariff increase in the transportation of gas and in the Access and Use Charge, respectively, both of them retroactive to May 2015.

7.8.2  Loan Repayment

Pursuant to the condition stipulated in the loan granted by TGS to Pampa Energía on October 6, 2011, on October 7, 2015 this liability was fully repaid for a total amount of US$34.5 million, including interest.

In consideration of this repayment, Pampa Energía has fully and unconditionally assigned in favor of TGS all rights and obligations associated with the arbitration proceeding filed by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the World Bank’s International Centre for Settlement of Investment Disputes (‘ICSID’).

7.9 |  Exercise of Warrants for the Purchase of Common Shares through Warrants Issuance Agreements entered into in 2006

On November 23, 2015, Company Officers Marcelo Mindlin, Damián Mindlin, Gustavo Mariani and Ricardo Torres provided instructions for the exercise of all warrants timely issued under the Warrants Issuance Agreements dated on September 2006. Consequently, on December 1, 2015, Pampa issued 381,548,564 new common shares in the form of American Depositary Shares (‘ADS’) in consideration of these warrants’ exercise price for a total amount of US$103.0 million pursuant to the provisions of the Warrants Issuance Agreements.

After the issuance, Pampa’s capital stock now consists of 1,695,859,459 common shares in book-entry form with a par value of AR$1 each and each granting the right to one vote. Both the capital increase and the public offering and quotation of the issued shares have been duly authorized by the National Securities Commission and the Buenos Aires Stock Exchange, respectively. It should be pointed out that there remains no officers’ compensation agreement and/or instrument which may entail an additional dilution for the Company shareholders.

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As of the date of release of this Annual Report, the management held 20.8% of Pampa’s capital stock.

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7.10 |         Issuance of Certified Emission Reductions (‘CERs’)

On May 26, 2015, CTLL was notified by the United Nations Framework Convention on Climate Change (‘UNFCCC’) regarding the issuance of 299,052 CERs pertaining to CTLL’s combined cycle expansion project under the Clean Development Mechanism. Said project was registered on March 11, 2013, and will allow CTLL to issue approximately 650,000 CERs per year for 7 years, renewable to a total period of 21 years.

7.11 |         Acquisition of Petrobrás Argentina S.A.’s Capital Stock

Petroleo Brasileiro S.A. and the Company agreed to a 30-day exclusivity period, which could be extended for an additional 30-day period, to continue their advanced negotiations for the acquisition of Petrobras Argentina S.A.’s capital stock held by Petrobras Participaciones S.L., which represents 67.2% of the Petrobrás Argentina S.A.’s capital stock and voting rights.

The consummation of this transaction is subject to the successful negotiation of the terms and conditions and relevant definitive documents relating to the transaction, and the approval of such terms, conditions and documents by Petroleo Brasileiro S.A and the Company’s pertinent corporate bodies.

7.12 |         Launching of Negotiations for the Sale of Assets

Pursuant to the continuous assessment of Pampa Group’s corporate strategy and in the light of the possible incorporation of new assets, on March 9, 2016, the Company’s Board of Directors decided to start negotiations regarding the possible sale of its indirect interest in TGS, which it holds through a trust as well as interests in affiliates.

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8.         Description of Our Assets

Pampa Energía S.A. is the largest fully integrated electricity company in Argentina. Through our subsidiaries, we are engaged in the generation, transmission and distribution of electricity, as well as the production and transportation of natural gas and gas fluids:

As of December 31, 2015, our generation segment has an installed capacity of approximately 2,217 MW, which represents 6.6% of Argentina’s installed capacity. By adding next 105 MW expansion developed by the Company, our total installed capacity amounts to 2,309 MW.

Our transmission segment co-controls the operation and maintenance of the Argentine high voltage transmission grid covering more than 14.5 thousand km of proprietary lines, as well as 6.2 thousand km of Transba-owned high voltage lines. Transener transports 90% of the electricity in Argentina.

Our distribution segment is composed of Edenor, the largest electricity distributor in Argentina, with 2.8 million customers and a concession area covering the Northern City of Buenos Aires and Northwestern Greater Buenos Aires.

Our Oil and Gas segment consists of Petrolera Pampa, a company established in 2009 for oil and gas production and exploration in Argentina, with operations in 5 areas and 114 productive wells.

Finally, our Holding and Other Business is made up, among other holding companies, by our indirect interest in TGS, the country’s major gas transportation company, owning a 9,184 km-long gas pipeline network and a gas fuel processing plant, General Cerri, with an output capacity of 1 million tons10.

10 The acquisition of CIESA, controlling company of TGS, is pending approval from the Secretariat of Domestic Trade. Therefore, the financial statements do not consolidate our participation in TGS’ results.

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Corporate Structure as of December 31, 2015

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8.1 |  Electricity Generation

Pampa’s electricity generation assets include the company stakes in Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A. (which in turn owns Central Térmica Piquirenda), Central Térmica Loma de la Lata S.A. and Central Piedra Buena S.A.

The following table summarizes Pampa’s electricity generation assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTLL1	CTG2	CTP	CPB
Installed Capacity (MW)	265	388	645	361	30	620	2,309
Market Share	0.8%	1.2%	1.9%	1.1%	0.1%	1.9%	6.9%

Net Generation 2015 (GWh)	538	367	2,582	1,682	152	2,737	8,057
Market Share	0.4%	0.3%	1.9%	1.3%	0.1%	2.0%	6.0%
Sales 2015 (GWh)	539	367	2,582	2,283	152	2,739	8,661

Net Generation 2014 (GWh)	516	322	3,421	1,528	131	3,090	9,008
Variation Net Generation 2015 - 2014	+4.3%	+13.8%	-24.5%	+10.0%	+15.7%	-11.4%	-10.6%
Sales 2014 (GWh)	549	351	3,502	2,124	131	3,144	9,802

Average Price 2015 (AR$ / MWh)	160.2	174.5	407.1	304.2	699.6	152.2	279.3
Average Gross Margin 2015 (AR$ / MWh)	22.4	(14.1)	322.7	111.4	n.d.	41.9	141.5
Average Gross M argin 2014 (AR$ / MWh)	20.6	(24.2)	228.8	102.4	n.d.	39.7	118.3

Note: Gross Margin before depreciation and amortization. [1] CTLL’s installed capacity includes 178 MW from conversion to combined cycle, which was commissioned on November 1, 2011 at 165 MW. [2] As from the fourth quarter of 2013, due to CTG’s merger with EGSSA and EGSSA Holding, the average gross margin takes into account CTP’s results.

The following chart shows Pampa’s market share in the electricity generation segment, measured in terms of net generation in 2015:

2015 Net Electricity Generation

100% = 134,496 GWh

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Hidroeléctrica Los Nihuiles S.A. (‘HINISA’)

In June 1994, HINISA was granted a thirty-year concession for the generation, sale, and marketing of electricity from the Nihuiles hydroelectric system (the ‘Los Nihuiles System’). Located on the Atuel river, in the Province of Mendoza, the Los Nihuiles System has an installed capacity of 265.2 MW, which represents 0.8% of Argentina’s installed capacity, and consists of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. The Los Nihuiles System extends for a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2015, its annual average generation was 847 GWh, with a record high of 1,250 GWh in 2006 and a record low of 516 GWh in 2014.

HINISA’s revenues consist of power and capacity sales. Total revenues for the fiscal year ended December 31, 2015 were AR$86 million, corresponding to the sale of 539 GWh (1.9% lower than in 2014); and a hydraulic contribution of 674 Hm3 (12% higher than in 2014). HINISA marketed 98% of its sales on the spot market.

The following table shows the most relevant statistical data on HINISA:

	2011	2012	2013	2014	2015
Net Generation (GWh)	586	689	616	516	538
Energy Purchases (GWh)	287	276	217	33	1
Total Energy Sales (GWh)	873	965	833	549	539

Average Price (AR$ / MWh)	190.7	186.2	167.3	155.6	160.2
Average Gross Margin (AR$ / MWh)	63.6	60.2	33.1	20.6	22.4

Note: Gross Margin before depreciation and amortization.

Hidroeléctrica Diamante S.A. (‘HIDISA’)

In October 1994, HIDISA was granted a thirty-year concession for the generation, sale and marketing of electricity from the Diamante hydroelectric system (the ‘Diamante System’). Located on the Diamante River, in the Province of Mendoza, the Diamante System has an installed capacity of 388.4 MW, which represents 1.2% of Argentina’s installed capacity, and consists of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos, and El Tigre). The Diamante System extends for a total distance of approximately 55 km, with a height differential between 873 m and 1,338 m. From 1990 to 2015, its annual average generation was 569 GWh, with a generation record high of 943 GWh in 2006 and a record low of 322 GWh in 2014.

HIDISA’s revenues consist of power and capacity sales. Total revenues for the fiscal year ended December 31, 2015 were AR$64 million, corresponding to the sale of 367 GWh (4.4% higher than in the same period during 2014); and a hydraulic contribution of 700 Hm3 (9.0% higher than in 2014). HIDISA executed 100% of its sales on the spot market.

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The following table shows the most relevant statistical data on HIDISA:

	2011	2012	2013	2014	2015
Net Generation (GWh)	406	441	421	322	367
Energy Purchases (GWh)	300	280	209	29	0
Total Energy Sales (GWh)	706	721	630	351	367

Average Price (AR$ / MWh)	217.9	215.9	202.7	166.2	174.5
Average Gross Margin (AR$ / MWh)	44.1	49.6	27.9	(24.2)	(14.1)

Note: Gross Margin before depreciation and amortization.

Central Térmica Güemes S.A. (‘Güemes’ or ‘CTG’) and Central Térmica Piquirenda (‘CTP’)

CTG is located in Northwestern Argentina, in the City of General Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal power generation plant with the addition, in September 2008, of a General Electric natural gas-powered turbo generator unit of 100 MW, totaling 361 MW, which accounts for 1.1% of Argentina’s installed capacity. From 1993 to 2015, its average annual generation was 1,804 GWh, with a generation record high of 1,903 GWh in 1996, and a record low of 1,030 GWh in 2003.

As from October 1, 2013, CTP’s parent company, Emdersa Generación Salta S.A. (‘EGSSA’) and EGSSA Holding merged and were taken over by CTG. CTP is located in Northwestern Argentina, in the small village of Piquirenda, Municipality of Aguaray, Department of General San Martín, Province of Salta. Its construction started in early 2008 and finished in 2010. It has a 30 MW thermoelectric power generation plant consisting of ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of Argentina’s installed capacity.

CTG and CTP total revenues for the fiscal year ended December 31, 2015 were AR$801 million, corresponding to CTG’s sales of 2,283 GWh (7.5% higher than in 2014) and CTP’s sale of 152 GWh (15.7% higher than in 2014). Such increases mainly due to a higher and fuel availability within CTG and CTP’s areas.

The following table shows the most relevant statistical data on CTG:

	2011	2012	2013	2014	2015
Net Generation (GWh)	1,846	1,533	1,675	1,528	1,682
Energy Purchases (GWh)	480	483	593	596	601
Total Energy Sales (GWh)	2,325	2,016	2,268	2,124	2,283

Average Price (AR$ / MWh)	224.1	218.6	196.8	293.0	304.2
Average Gross Margin (AR$ / MWh)	64.8	41.3	51.9	102.4	111.4

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The following table shows the most relevant statistical data on CTP:

	2011	2012	2013	2014	2015
Net Generation (GWh)	66	110	130	131	152

Average Price (AR$ / MWh)	388.0	411.8	440.3	678.2	699.6
Average Gross Margin (AR$ / MWh)	125.8	222.2	N/A	N/A	N/A

Note: Gross Margin before depreciation and amortization. * Due to CTG’s merger with EGSSA and EGSSA Holding, as from the fourth quarter of 2013 the average gross margin takes into account CTP’s results.

Central Térmica Loma de la Lata S.A. (‘CTLL’)

CTLL is located in Loma de la Lata, Province of Neuquén. The plant was built in 1994 and it consists of three gas turbines with an installed capacity of 375 MW, plus the addition of a 165 MW Siemens steam turbine in 2011 for its conversion to combined cycle.

CTLL has a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata.

Under the ‘2014 Agreement for the Increase of Thermal Generation Availability’, a 120 MW expansion in the installed capacity was performed. In this respect, the commissioning of the 105 MW gas turbine will take place in March 2016, whereas the installation of the 15 MW engines is in the engineering and feasibility stage, and commissioning is expected for the first quarter of 2017.

From 1997 to 2015, the average annual generation was 1,499 GWh, with a record high of 3,421 GWh registered in 2014 and a record low of 272 GWh registered in 2002.

Total revenues for the fiscal year ended December 31, 2015 were AR$1,051 million, corresponding to the sale of 2,582 GWh (26.3% lower than in 2014). This decrease was mainly due to the performance of scheduled maintenance services in gas turbines and the lower allocation of natural gas for dispatch.

The following table shows the most relevant statistical data on CTLL:

	2011	2012	2013	2014	2015
Net Generation (GWh)	1,185	2,479	1,947	3,421	2,582
Energy Purchases (GWh)	14	290	425	81	-
Total Energy Sales (GWh)	1,199	2,769	2,372	3,502	2,582

Average Price (AR$ / MWh)	202.9	260.4	237.3	270.4	407.1
Average Gross Margin (AR$ / MWh)	58.6	118.9	103.0	228.8	322.7

Note: Gross Margin before depreciation and amortization.

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Central Piedra Buena S. A. (‘CPB’)

CPB is located in the port of Ingeniero White, close to the City of Bahía Blanca, Province of Buenos Aires. The plant consists of 2 turbines of 310 MW each, totaling 620 MW, which represents 1.9% of Argentina’s installed capacity. The boilers can be indistinctly fed with natural gas or fuel oil.

The supply of natural gas is made through a proprietary 22 km gas pipeline, which is also operated and maintained by CPB, connecting with the main gas pipeline system of Transportadora Gas del Sur. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 m3. From 1997 to 2015, its average annual generation was 2,197 GWh, with a generation record high of 3,434 GWh in 2011, and a record low of 189 GWh in 2002.

Total revenues for the fiscal year ended December 31, 2015 were AR$417 million, corresponding to the sale of 2,739 GWh (12.9% lower than in 2014). Such increase was mainly due to a higher availability caused by the performance of overhauls and forced outages.

The following table shows the most relevant statistical data on CPB:

	2011	2012	2013	2014	2015
Net Generation (GWh)	3,434	3,265	2,229	3,090	2,737
Energy Purchases (GWh)	718	565	447	55	2
Total Energy Sales (GWh)	4,152	3,829	2,676	3,144	2,739

Average Price (AR$ / MWh)	424.0	539.8	144.1	129.2	152.2
Average Gross Margin (AR$ / MWh)	28.9	1.8	(12.0)	39.7	41.9

Note: Gross Margin before depreciation and amortization.

Financial Debt

As of December 31, 2015, the financial debt in the electricity generation segment (excluding accrued interest and intercompany-loans) reached AR$1,868.3 million (dollar-denominated debts converted at a AR$13.04/US$ exchange rate). The following table shows financial debt by company and currency:

Subsidiary	AR$ Million*	Annual Average Interest Rate	US$ Million*	Annual Average Interest Rate
CPB	-	-	-	-
CTG	151.2	30.8%	3.0	10.5%
CTLL	1,262.7	27.2%	31.8	6.25%
N&D	-	-	-	-
Total	1,413.9		34.8

*Excluding financing with CAMMESA and inter-company loans.

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Regarding risk ratings, FixScr S.A. Credit Rating Agency (‘FixScr’) kept the credit rating to ‘A- (arg) with a negative outlook for CTLL’s CBs.

Additionally, FixScr kept CTG’s credit rating in ‘A (arg)’, as granted in January 2014.

8.2 |  Electricity Transmission

Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

Transener is the leading company in the public service of extra high voltage electricity transmission in Argentina. It holds a concession over Argentina’s extra high voltage electricity transmission network composed by 14,472 kilometers of transmission lines and 55 transforming substations, apart from the 6,158 kilometers of lines and 93 transforming substations that comprise the network managed by its controlled company, Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (‘Transba S.A.’, of which Transener holds 90%). Thus, Transener operates 90% of Argentina’s high voltage electricity lines.

The following table summarizes Transener’s most relevant technical and financial indicators:

	2014	2015
Technical Data
Transener Transmission Lines (Km)	12,279	14,472
Transba Transmission Lines (Km)	6,159	6,158

Financial Information*
Revenues from Sales	1,476.9	1,946.8
Fiscal year’s Results	153.5	64.5
Attributable to Company’s shareholders	145.2	52.2

Net cash flow provided by operating activities	(448.1)	(885.9)
Net cash flow used in investment activities	(392.6)	(257.2)
Net cash flow (used) generated in financing activities	1,096.7	1,405.3

Current assets	849.1	1,194.8
Non-current assets	1,605.3	1,760.4
Total Assets	2,454.4	2,955.2
Current liabilities	624.6	766.4
Non-current liabilities	1,175.1	1,466.2
Total Liabilities	1,799.7	2,232.7
Minority Interest	35.8	48.2
Shareholders’ Equity	654.7	722.5

* Consolidated annual financial statements under IFRS figures, in million pesos.

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Operation and Maintenance

Argentina’s Extra High Voltage National Interconnected System operated and maintained by Transener is subject to higher and higher load conditions every year. In 2015, the winter peak reached 23,529 MW, a value which exceeded the highest historical winter peak of 22,552 MW registered in 2013. On the other hand, the 2015 summer peak did not exceed the highest historical summer peak of 24,034 MW recorded in January, 2014, reaching 23,949 MW in January 2015.

Despite the great number of power grid solicitations, in 2015 service quality has been wholly acceptable for the values required from a company like Transener, which ended the year with a Failure Rate equal to 0.41 failures per each 100 kilometer-line, consistently with international parameters accepted for companies which operate and maintain extra high voltage transmission systems.

The following chart shows Failure Rate associated with to the service provided by the power utility:

Failure Rate

(Rate per 100 km of 500 kV lines)

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Investments

During 2015, Transener made investments in the amount of AR$285 million. The following chart illustrates its annual distribution:

Transener’s Annual Investments

1999 – 2015

Business Development

Engineering Services –Works

Regarding power grid expansion works, Transener has focused its activity on those works in which the company has competitive advantages, prioritizing the works to be executed on the 500 kV system.

The development of an important work program for replacing equipment and installing new storage facilities within the transportation system has entailed the demand for other services, such as: the preparation of bidding documents, electricity studies, implementation of power generation and demand systems (DAG and DAD systems), testing and commissioning of step-up substations. Transener’s technical teams extensive expertise has been a key factor in the customers’ decision to entrust it with the performance of critical works.

Bidding documents for the expansion of the transportation system under the Federal Plan, for works pursuant to SE Resolution No. 01/03, and other extensions to be executed by different WEM agents have been drafted. Among the most important works, we can mention ET Ezeiza, ET 25 de Mayo, ET Luján (Province of San Luis), ET Nueva San Juan (Province of San Juan) and ET Cobos (Termoandes).

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Electricity Transmission-Related Services

Operation, maintenance and other services —such as specific testing hired by private customers owning transmission facilities for both private and public use (independent and/or international transmission utilities)— have been provided since the creation of the company

Among the works performed by Transener, we can mention the replacement of bushings, the performance of oil analyses, diagnostic trials, OPGW repairs, FO connections in repeater junction boxes, the cleaning of isolators, measurements of electric and magnetic fields, automation implementation, and maintenance of step-up substations’ lines and equipment.

All service agreements include provisions to maintain the real values of Transener’s remuneration.

Communications

In 2015, Transener continued to provide infrastructure services to several communications companies, comprising the assignment of dark fiber optics to its own system (Line IV), as well the lease of space in microwave stations and in their aerial-supporting structures. The increasing demand from mobile communications companies has led to a significant increase in these revenues both in terms of volume and better prices involved.

Besides, Transener continued to provide support services for operating communications and data transmission to WEM agents.

Financial Situation

Given the current uncertainty about Transener and Transba’s tariff schemes, in 2015 its treasury management was based on prudential standards aiming to ensure power grid operation by optimizing the use of cash funds to reduce risks and enhance hedging and yields.

As a result of the transactions conducted during this fiscal year, particularly due to the third amortization payment of principal on Series 1 CBs, the net financial debt as of December 31, 2015 amounted to US$116.3 million.

Regarding Transener’s risk rating, Standard & Poor’s changed domestic ratings to ‘raB-’/negative and its global rating to ‘CCC-’/negative for foreign and local currency.

8.3 |  Electricity Distribution

Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

Edenor is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh as well as in pesos). It holds a concession to distribute electricity on an exclusivity basis in Northwestern Greater Buenos Aires and the Northern City of Buenos Aires, which covers an area of 4,637 sq. km. and a population of approximately 8 million people.

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The following table summarizes Edenor’s electricity sales and customers:

The following table shows Edenor’s market share in the distribution segment in 2015:

2015 Total Electricity Distribution

100% = 106,253 GWh

Source: CAMMESA and ADEERA.

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The following table summarizes Edenor’s main technical and financial indicators:

	2014	2015
Technical Information
Distribution and transmission lines (Km)	37,418	37,902
Number of customers (million)	2.8	2.8
Electricity sales (GWh)	21,292	22,381
Financial Information*
Revenue from services	3,598.4	3,802.2
Fiscal year’s results	(779.7)	1,142.4
Attributable to Company’s shareholders	(779.7)	1,142.4

Net cash flow provided by operating activities	1,548.0	3,217.0
Net cash flow used in investment activities	(1,461.8)	(3,103.3)
Net cash flow (used) generated in financing activities	(155.7)	(172.9)

Current Assets	1,640.8	3,867.3
Non-Current Assets	6,989.3	9,113.6
Total Assets	8,630.1	12,980.9
Current Liabilities	4,333.4	5,678.3
Non-current Liabilities	3,911.7	5,777.6
Total Liabilities	8,245.1	11,455.9
Shareholders’ Equity	385.0	1,525.1

* Consolidated annual financial statements under IFRS figures, in million pesos.

Energy Demand

The volume of electricity distributed in 2015 across Edenor’s area, including the sale of energy and the wheeling system, totaled 22,381 GWh. Energy purchased to meet such demand totaled 26,332 GWh, which represents a 5.9% increase compared to 2014. Edenor purchased all the energy in the market at an average annual monomic price of AR$86.46/MWh. Without considering the subsidy by the National Government, this price amounted to AR$320.77/MWh. In 2015, a total number of 34,108 customers were connected to the grid, which represents a capacity increase of 1,151 MW.

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Evolution of Peak Power Capacity

2000–2015, in MW

Source: Edenor.

Commercial Area

The sale of electricity evidenced a year-on-year 5.1% increase in 2015. Residential demand, which plays a key role in the total volume of the demand behavior (43.2%), experienced a 6.1% increase compared to 2014. The stores segment demand, which represents 16.6% of the total demand, increased by 8.2%, whereas the large-scale, T3 and wheeling system demands, which represent a 35.2% share, recorded a 3.1% increase compared to 2014.

Large Customers

In 2015, large-scale demand, T3 and the wheeling system recorded a 5.2% increase. This figure results from a 7.3% increase in energy demand under T3 and a 0.3% decrease in energy demand by the wheeling system. In 2015, a total number of 76 T3 customers joined the grid and the number of large users remained unchanged.

Energy Losses

The Annual Rolling Rate (‘TAM’) for total (technical and non-technical) energy losses reached 14.89% in 2015, that is, 0.62% above the 14.27% rate for the previous year.

During the winter season, in poor homes with no natural gas network access, several kinds of high energy consuming home-made devices continued to be used for room and water heating purposes. Massive and simultaneous use of such devices during the winter season has created a substantial demand for energy.

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Electricity theft in poor neighborhoods was the most influential factor in the increase of total losses. Secondly, fewer actions, long-unresolved union conflicts and some problems resulting from the updating of the commercial system had a negative impact on the TAM.

In 2015, the company continued to work on the most significant fraud cases involving customers from the non-poor segment with the support of a law firm, as well as on establishing new technological criteria for reducing the facilities’ vulnerability. In this sense, new prepaid meters and long-distance reading and cut-off meters have been developed. Field tests have been satisfactory.

Regarding the recovery of energy, a number of 799 clandestine customers and 3,332 inactive customers were put back to normal, which represents 108 fewer normalized customers than in 2014. Besides, some antifraud operations were conducted in poor neighborhoods and shopping centers.

The following chart illustrates the evolution of the annual rolling rate for energy losses since the beginning of Edenor’s concession:

Energy Losses: Annual Rolling Rate (%)

1992 – 2015

Source: Edenor.

Investments

Investments made in 2015 amounted to AR$2,518 million, as Edenor’s Board of Directors expressly decided to prioritize their execution over any other expenditure as a way of maintaining quality service delivery under safe conditions. It is worth pointing out that there has been a continuous recovery in the level of investments compared to the years following the 2002 crisis, even if we consider that during the year the restrictions on the availability of resources continued as a result of the electricity tariff freeze and cost increases.

In order to meet this growing demand, most of the investments were used to build new infrastructure, to reinforce existing facilities, and to connect the new power supplies. Edenor has continuously made its bests efforts to maintain efficient levels of fraud and delinquency ratios, as well as service and product quality. The company also made substantial investments in environmental protection outdoor safety.

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In comparative terms, there was an investment increase of AR$807 million in 2015, compared to investments made in 2014, mainly due to the application of funds managed by the FOCEDE trust and to extraordinary financing granted by the National Government. Edenor’s historical investments from the commencement of its activities in 1992 until 2015 amount to AR$9,542 million.

The following chart illustrates its annual distribution:

Edenor’s Annual Investments

1992 – 2015

Source: Edenor.

Financial Debt

As of December 31, 2015, Edenor’s total financial liabilities amounted to AR$2,509.8 million, including accrued interest for AR$49 million. Compared to 2014, financial debt net of cash/cash equivalents and banks and financial assets had an increase of AR$877.4 million (+54%) mainly as a result of the effect of devaluation on the exchange rate.

The current debts profile points to an average maturity of approximately 5.3 years and to an average interest rate estimated at 10.19%. Nearly all of Edenor’s financial debt is dollar denominated, thus being exposed to variations in the exchange rate.

As of fiscal year 2015’s closing date, the dollar-denominated financial liabilities outstanding capital, net of repurchased portfolio CBs, amounted to US$191.1 million.

On the ratings side, on December 21, 2015 Standard & Poor’s maintained global ‘CCC-’ ratings for Edenor’s CB programs for a sum not to exceed US$600 million and final maturity in 2016; US$220 million with final maturity in 2017, and US$300 million with final maturity in 2022, and on February 5, 2016, it improved their local ratings to ‘raB+’. In turn, on December 17, 2015, Moody’s Latin America maintained its ‘Caa3’ global and improved its local ratings to ‘BB.ar’, with a stable outlook, for the various series of bonds issued by Edenor.]

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8.4 |  Oil and Gas

Petrolera Pampa S.A. (‘Petrolera’)

Petrolera Pampa was established with the purpose of supplying our thermal power stations. Besides, Petrolera Pampa was interested in taking part in the production of hydrocarbons so as to drive Pampa’s growth consistently with vertical integration. This initiative was in line with the company’s strategy to support and take the lead in energy sector investments.

The following table summarizes Petrolera Pampa’s main technical and financial indicators:

	2014	2015
Technical Information
Number of productive wells	45	114
Average gas production (thousand m3/day)	631.2	1,433.9
Average oil production (thousand m3/day)	14.6	25.7
Financial Information*
Revenues	356.8	943.5
Fiscal year’s results	83.9	351.7

Net cash flow provided by operating activities	248.6	460.9
Net cash flow used in investment activities	(674.0)	(1,186.4)
Net cash flow (used) generated in financing activities	475.8	705.8

Current Assets	738.7	1,300.8
Non-Current Assets	750.6	2,669.0
Total Assets	1,489.3	3,969.8
Current Liabilities	417.7	1,987.8
Non-current Liabilities	814.2	1,372.9
Total Liabilities	1,231.9	3,360.7
Shareholders’ Equity	257.4	609.2

* Consolidated annual financial statements, figures in million pesos.

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Petrolera Pampa Projects

Investment Agreement with YPF

On November 6, 2013, Petrolera Pampa entered into an investment agreement with YPF, whereby it undertook to invest US$151.5 million in exchange for 50% of the stake in the production of hydrocarbons from the Rincón del Mangrullo block (the ‘RDM block’) in the province of Neuquén, up to the Mulichinco formation (the ‘Assigned Stake’.) The Assigned Stake represents 50% of the rights and duties relating to the production of hydrocarbons from the RDM block, except for certain existing wells that have already been drilled by YPF within the RDM block, and new specific YPF-owned wells that will be drilled exclusively at YPF’s cost and expense.

The Investment Agreement consists of two phases:

•           Phase One: Petrolera has committed to invest US$80 million during this phase in the drilling, completion, and commissioning of approximately 17 wells, and US$1.5 million in the execution of 3D seismic surveys covering approximately 40 km2. During this phase, YPF has committed to execute the drilling, completion, and commissioning of 17 additional wells (the ‘YPF Wells’) which will be drilled in Eastern RDM block.

•           Phase Two: After completing the first investment phase, Petrolera may choose to continue with the second phase for an amount not to exceed US$70 million, in which 15 wells are expected to be drilled anywhere within the RDM block. Phase Two will not be mandatory for Petrolera. In case Petrolera decides not to go ahead with this second phase, YPF will not be entitled to make any claim against Petrolera on any grounds whatsoever, the parties retaining the rights and obligations stipulated under the agreement, including Petrolera’s right on the hydrocarbon production from the wells it has drilled during the first phase. The agreement provides that if Petrolera decides not to incur costs and investments in new wells, it will automatically lose all its rights on the facilities built during the first phase, which will be incorporated into the concession, without Petrolera being entitled to any claims against YPF, with the exception of certain rights.

Expenses to be paid for the production and evacuation of hydrocarbons, plus royalties (12%), the relevant fee, and surface rights will be borne proportionally to their respective stakes in the joint venture (‘UTE’), unless otherwise stipulated in the agreement.

On May 26, 2015, Petrolera and YPF entered into an agreement to amend certain terms and conditions of the Investment Agreement executed on November 6, 2013 (the ‘Addendum’). On July 14, 2015, both parties have deemed certain conditions precedent duly met and, consequently, all terms and conditions stipulated in the Addendum are fully in force, with retroactive effects for the Parties as from January 1, 2015. The main amendments to the Agreement were the following:

i.       Other formations not previously included are incorporated, with the exclusion of Vaca Muerta and Quintuco formations;

ii.      Petrolera undertakes to make the joint and proportional investments in surface facilities necessary to evacuate the gas extracted within the RDM block. Currently, this plan for the years 2015-2016 represents a commitment for approximately US$65 million. In consideration of this commitment, Petrolera will be entitled to its share production in all wells within the RDM block (including YPF’s wells);

iii.     Petrolera will invest US$22.5 million in wells in the Mulichinco formation and/or additional surface investments for the 2016-2017 period; and

iv.     Petrolera will invest in exploratory wells at the Lajas formation, which will involve an investment of US$34 million for the 2016-2017 period.

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As from this Addendum’s effective date, Petrolera has raised its average production in the area by 300 m3/d, which represents an increase above 35%. Furthermore, the liquids and natural gas volumes retroactively recognized to Petrolera for the period comprised between January 1 and the Addendum’s effective date amount to 63.7 million m3 and 1,820 m3, respectively, which will be compensated to Petrolera by April 30, 2016.

Thus, after the Addendum’s entry into force, the total investment committed by Petrolera for the 2014-2017 period in the RDM block would exceed US$350 million.

By the end of the year 2015, both investment phases had been completed, and the daily production assigned to Petrolera amounted to 2.2 million m3/day (including 300,000 m3/day as compensation), which is marketed through gas supply agreements with different customers at an average price of US$4.3/MMBTU.

By December 31, 2015, 96 wells had been drilled (including a well still being drilled in the Lajas formation), out of which 78 wells were already in production. As of the closing of fiscal year 2015, US$187 million had been invested in wells and US$31 million in surface facilities.

It should be underlined that evacuation facilities currently have a 3.2 million m3/day capacity, which we expect will increase to 4 million m3/d in March 2016.

Investment Agreement with Yacimientos del Sur (formerly, Apache)

In December 2010, Petrolera entered into an investment agreement with Apache to jointly engage in the development and exploitation of unconventional gas reservoirs.

The partnership with Apache aims to produce 700,000 m3/ day of unconventional natural gas for a three-year term, intended to be sold to CTLL under the scope of the Gas Plus market. Extracted gas comes from low-permeability reservoirs in the Anticlinal Campamento and Estación Fernández Oro areas, located in the Provinces of Neuquén and Río Negro respectively.

The preliminary drilling plan to maintain the production volume target for the three-year term included 30 wells. Petrolera has a 15% share in the necessary investments (initially estimated at approximately US$20 million) and operating expenses for developing such production, which enables Petrolera to obtain a proportional share in the production. As of the date of this Annual Report, investments under this agreement amount to US$17.5 million, with 22 productive wells. The investment term expired in December 2013. Petrolera Pampa will receive the proceeds from the already drilled wells up until the end of their life cycle and will bear the costs associated with their exploitation.

Investment Agreement with Petrobras Argentina S.A. (‘Petrobras I’)

On December 7, 2010, Petrolera entered into an investment agreement with Petrobras relating to the ‘El Mangrullo’ field, under which Pampa will acquire 43% of the right to freely dispose at wellhead, commercialize, and process hydrocarbons from certain wells to be drilled in this area.

Under such agreement, Petrolera has agreed to initially invest up to US$16 million to drill four wells, or any other sum of money required for drilling four wells, whichever amount is lower. In order to maintain a total production target of 400,000 m3 per day of natural gas under the Gas Plus Program for a four-year term, the total drilling plan was estimated at nine wells, with a total investment of approximately US$24 million by Petrolera.

As of December 31, 2015, 5 wells have been drilled, which enabled reaching the production volume target since March 2012. Investments under this agreement amount to US$21 million. Gas produced under this agreement is being sold under the Gas Plus Program and, as of December 2015, daily production amounted to approximately 175,000 m3/day.

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Investment Agreement with con Petrobras Argentina S.A. (‘Petrobras II’)

On February 7, 2013, Petrolera entered into an investment agreement with Petrobras relating to the ‘El Mangrullo’ field, under which Pampa will acquire 43% of the right to freely dispose at wellhead, commercialize, and process hydrocarbons obtained from certain wells to be drilled in such field.

Under this new agreement, Petrolera has agreed to initially invest up to US$22 million to drill four wells, or any other sum of money required for drilling four wells, whichever amount is lower. In order to maintain a total production target of 400,000 m3 per day of natural gas under the Gas Plus Program for a four-year term, it was estimated that the total drilling plan would consist of nine wells. For Petrolera, this would imply a total investment of approximately US$33 million.

As of fiscal year 2015’s closing date, 6 wells had been drilled, and 5 of them were productive, which enabled reaching the production volume target since July 2013. Investments under this agreement amount to US$29.3 million. For the 2016-2017 period, the investment plan is expected to continue in case it is necessary to maintain the production volume target. Gas produced under this agreement is being sold under the Gas Plus Program and, as of December 2015, daily production amounted to approximately 177,000 m3/day.

Partnership with Rovella, Gas y Petróleo de Neuquén (‘G&P’)

As operator of the Senillosa exploration block, located in the province of Neuquén, Petrolera has made all investments committed under the Partnership Agreement. During 2011, an analysis of the area was performed through a geochemical study, and 3D seismic surveys were acquired for an approximate area of 132 km2. In 2012, two drilling campaigns were conducted involving three exploratory wells each, resulting in a discovery well with hydrocarbon-bearing layers, and four other wells with hydrocarbon traces. After evaluating the results of 2012 drilling campaigns, Petrolera, jointly with its partners, successfully drilled a gas-producing extension well and performed a workover on the discovery well drilled in 2012.

In 2013, two exploratory wells drilling campaigns were conducted. During the first one, a gas well was successfully drilled, and the company is currently evaluating the feasibility of commissioning it together with those drilled in 2012. During the second campaign of the year, two exploratory wells were drilled, with oil discoveries in both.

In the month of June 2015, Petrolera completed the works for the construction and mounting of a gas conditioning plant and a gas pipeline for connection with the transportation system, which has allowed to bring the area on to production.

On December 29, 2015, Petrolera was served notice of Executive Order No. 2,541/15 passed by the Province of Neuquén, whereby the province’s Executive Branch:

•           Granted G&P, in its capacity as area concessionaire under the agreement, an exploitation concession on the exploitation lot called ‘Rio Limay Sur’, which has an area of 12,68 km2, for a term of 25 years; and

•           Approved the creation of an evaluation lot called ‘Aguada Pavón’, which has an area of 17.19 km2, until July 14, 2016 to evaluate the four wells showing hydrocarbon traces.

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As of this date, Petrolera’s total investments, including 3D seismic surveys performed in 2011, amount to US$12.5 million. Petrolera is currently in the process of recovering US$3 million pertaining to investments made on the other partner’s account.

Petrolera’s production under this agreement amounts to approximately 11,000 m3/d, which are sold pursuant to new gas supply agreements entered into with customers for an approximate average price of US$4.2 per million BTU.

Service Agreement for Hydrocarbon Exploitation from ‘El Caracol Norte’ Block

On June 4, 2015, Petrolera agreed on the assignment of all its rights and obligations under the investment agreement in ‘El Caracol Norte’ block to the consortium made up of Petróleos Sudamericanos S.A., HOMAQ S.A. and JCR S.A. in consideration of US$200,000, out of which US$133,000 correspond to Petrolera.

This assignment agreement is subject to approval by the Environmental Authority and the Provincial Executive Branch within a term of six months as from the first business day following the execution of the agreement. As of this date, the meeting of these conditions is still pending recognition.

The following chart shows Petrolera Pampa’s operating performance:

Natural Gas Production by Agreement

Petrolera Pampa’s Share, in Million m3

Source: Petrolera Pampa.

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Crude Oil Production

Petrolera Pampa’s Share, in Million m3

Source: Petrolera Pampa.

8.5 |  Other Business

Transportadora del Gas del Sur (‘TGS’)

TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. It is also a leading company in the production and sale of natural gas liquids (NGLs) for both domestic and export markets, conducting this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires. TGS also provides comprehensive solutions in the natural gas area and, since 1998, it has also landed in the telecommunications area through its controlled company Telcosur S.A.

In January 2011, Pampa acquired all the defaulted debt of CIESA, TGS’ parent company, as well as a 10% equity interest in CIESA through EPCA. This equity ownership interest entitles us to exercise several rights, including the following:

•           Appointment of one director in CIESA and TGS;

•           Appointment of the Vice Chairman in CIESA and TGS;

•           Pre-emptive rights in CIESA; and

•           Approval of CIESA’s and TGS’ annual budget.

On July 13, 2012, Pampa and Petrobras reached a Conciliation Agreement, withdrawing any and all cross claims, and CIESA’s defaulted debt was settled as a whole. Consequently, Pampa received from CIESA.

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i.       Ownership of 34,133,200 Series B common shares issued by TGS representing 4.3% of TGS’ capital stock and voting rights, which were sold in different open market operations;

ii.      A payment of US$87.0 million; and

iii.     Pampa’s appointment, through Pampa Inversora S.A. (‘PISA’), as trust beneficiary under the Trust Agreement dated August 29, 2005 where The Royal Bank of Scotland–Argentine Branch acts as trustee, holding the trust ownership of 40% of CIESA’s shares (the ‘Trust Shares’). Therefore, once the conditions precedent have been met and under the instruction of PISA, the Trust Shares will be transferred to Pampa according to the terms and conditions of the Restructuring Agreement, as amended, (the ‘Restructuring Agreement’) timely executed by CIESA and its financial creditors. Thus, Pampa will become CIESA’s co-controlling company together with Petrobras.

The following table summarizes TGS’ main technical and financial indicators:

	2014	2015
Technical Information
Gas Transportation
Average firm capacity purchases (in million m3 per day)	80.4	80.6
Average deliveries (in million m3 per day)	65.4	66.0
Production and selling of liquids
Total liquid production (in thousand tons)	969.9	924.2
Gas processing capacity (in million m3 per day)	46.0	46.0
Storage capacity (in tons)	54,840	54,840
Financial Information*
Revenues	4,304.0	4,226.6
Fiscal year’s results	105.0	(172.1)

Net cash flow provided by operating activities	1,019.0	489.3
Net cash flow used in investment activities	(194.4)	(250.5)
Net cash flow (used) generated in financing activities	(982.4)	(294.6)

Current Assets	1,959.0	2,230.2
Non-Current Assets	4,215.5	4,416.4
Total Assets	6,174.4	6,646.6
Current Liabilities	1,251.8	1,320.6
Non-current Liabilities	3,055.1	3,630.6
Total Liabilities	4,306.9	4,951.1
Shareholders’ Equity	1,867.5	1,695.4

* Consolidated annual financial statements, figures in million pesos.

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Description of Business Segments

Regulated Segment: Gas Transportation

In 2015, revenues from this business segment amounted to AR$1,044.0 million, showing an increase of AR$269.9 million compared to the AR$744.1 million recorded in 2014. This rise is based on a 44.3% increase in the natural gas transportation service and a 73.2% increase in the Single Access Chart (‘CAU’) passed by Resolution No. 3,347/15 under the transitory agreement set out in Executive Order No. 1,918/09.

These increases, which had a minimum impact on end users, were insufficient to offset sustained operating cost increases following the passing and enactment of Public Emergency and Exchange Rate Regime Reform Act No. 25,561 during the first days of the month of January, 2002, the effectiveness of which was later extended on several occasions.

In September 2015, and in order to advance in the execution and implementation of the Comprehensive Agreement, after the occurrence of the condition stipulated in the loan agreement granted by TGS to Pampa consisting of its compulsory cancellation, TGS acquired all rights in the Arbitration Proceeding, including the powers to suspend, control and waive it [11]. The exercise of the Arbitration Proceeding’s rights will allow TGS to continue with the tariff renegotiation process and to fulfill the conditions necessary for the execution and implementation of the Comprehensive Memorandum of Understanding. In this sense, in October, 2015 TGS initialized the new text of the Comprehensive Memorandum of Understanding at the UNIREN, thus amending the agreement entered into in October 2011 and updating it in compliance with ENARGAS Resolutions No. 2,852/14 and 3,347/15.

However, the constant increase in operating costs necessary to provide a reliable transportation system and the failure to update tariffs has substantially deteriorated operating results in this segment. That is why TGS will continue taking all the necessary steps seeking a proper and fair tariff update so that it may get revenues that are consistent with cost increases to continue providing this utility service.

In 2015, the daily average injection of natural gas into the gas pipeline system operated by TGS was higher than in 2014. During the winter of 2015, the TGS gas pipeline system was fairly responsive to meet demand needs, but the regulatory authority continued restricting the supply of natural gas to the industrial market in order to reorient and allocate gas to so-called priority users, mainly residential, commercial, and compressed natural gas (‘CNG’) users. Imposed restrictions affected both direct carriers that maintain natural gas transportation service agreements with TGS and grid-connected industries within the country’s distribution zones and nearby gas field areas. However, these industrial restrictions were lower as a result of a decrease in residential consumption due to higher ambient temperatures compared to the previous year.

Regarding gas pipeline system expansions, progress was made in the development of the natural gas transportation capacity expansion works commenced in 2006, which will allow for transportation of a total incremental volume of 10.7 million m3 a day, of which 8.7 million m3/d are enabled and supported by currently effective firm gas transportation contracts. For the provision of enabled transportation services, TGS receives a monthly CAU, which has remained unchanged since its creation in 2005. These expansion works —planned in successive commissioning stages— are developed and funded under the Gas Trust Program, with cash contributions by third-party investors, gas producers, and carriers awarded with the incremental transportation capacity bidding process, with a structure contemplating recovery through revenues from specific fiduciary fees, paid by all transportation company carriers and distribution company users who have entered into firm service agreements. During the development of expansion works, TGS undertakes the role of Project Technical Manager for the works to be executed on its gas pipeline system.

[11] For further information, see section 7.8.2 of this Annual Report.

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Non-Regulated Segment: Production and Selling of Gas Liquids

Unlike the gas transportation business, the production and selling of gas liquids is not regulated by ENARGAS.

In 2015, this segment’s revenues accounted for 69% of TGS total revenues, which have decreased by AR$335.5 million this year, from AR$3,243.3 million recorded in 2014 to AR$2,907.8 million in 2015.

Gas liquids production and selling activities are conducted at the Cerri Complex, located close to Bahía Blanca, which is supplied by all of TGS’ main gas pipelines. Ethane, propane, butane and natural gasoline are recovered at such industrial complex. TGS sells these liquids to both domestic and foreign markets. On the domestic market, propane and butane are sold to fractionation companies. On the foreign market, the sale of these products and natural gasoline is made at current international market prices. Ethane is sold to Polisur at a price mutually agreed by the parties.

During fiscal year 2015, the production of liquids experienced a 45,744 tons, or 4.7%, decrease, mainly as a result of the lower number of tons of ethane purchased by Polisur. 339.441 tons were sold in the external market during 2015, 26,172 more than the 313,269 sold in 2014.

Faced with the decline in international reference prices for natural gas liquids and in order to lessen the impact of such reduction, the National Ministry of Economy and Public Finances issued Resolution No. 1,077/14, published in the Official Gazette on December 31, 2014 and effective as from January 1, 2015, amending the system applicable to withholding taxes on natural gasoline. For natural gas liquids, different withholding rates are stipulated based on the international reference price (defined as the reference Brent oil price minus US$8 per barrel, or ‘PI’): when the PI is lower than US$71 per barrel, the withholding rate will be 1%, and when it is equal to or higher than this amount, the rate will be assessed based on the following formula: (PI – 70) / 70 x 100 (the actual rate being applicable on the PI exceeding US$70/ton).

Additionally, the Ministry of Economy issued Resolution No. 60/15 applicable to liquefied petroleum gas (‘LPG’) products, which provides that should the LPG product’s international price daily informed by the SE fall below the reference price (US$464/ton for propane, US$478/ton for butane), the effective rate will be 1%. If the international price is higher than the reference price, the producer will only be authorized to receive the maximum amount set out in Resolution No. 60/15 (US$460/ton for propane, US$473/ton for butane), and the balance will be paid as withholding taxes.

In 2015, TGS continued participating in the program for the supply of butane for gas carafes at subsidized prices, which was amended by Executive Order No. 470/15 and later regulated through SE Resolution No. 49/15 and No. 70/15. Through these measures, the National Government created the Houses with Carafes Program (the ‘New Stabilization Program’) replacing the Prices Stabilization Agreement entered into in 2008 between producers and this entity (the ‘2008 Stabilization Agreement’). Even though these modifications increased the price and the shares allotted to the supply of the product to the domestic market, it obliges TGS to produce and market the LPG volumes required by the SE at lower-than-market prices. In view of this situation, production costs are not met, which results in negative operating margins. Therefore, throughout 2015, TGS has filed both claims aiming to safeguard the company rights and ameliorate losses generated by the supply of LPG.

Additionally, several positive modifications were introduced to the internal prices regime for the commercialization of LPG to customers not covered by the New Stabilization Program. On March 16, 2015, with the passing of SE Resolution No. 36/15, the prices for the sale of LPG in the domestic market were equaled to export prices, effective as from April 1, 2015.

As regards ethane, there was an increase in the sales price to Polisur to reflect natural gas cost increases being experienced by TGS; however, the volume of ethane sold during the summer periods lowered for commercial reasons beyond TGS’ control. On December 31, 2015, the agreement with Polisur (our only customer purchasing ethane) expired; therefore, TGS is currently negotiating the terms and conditions for the new agreement extending it to guarantee the profitability of the supply of this product within the current business context. Meanwhile, TGS will continue selling ethane to Polisur under the terms mutually agreed for each specific product delivery.

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Therefore, the decrease in international reference prices, jointly with the current issues described above, have contributed to a decrease in the operating margins with which TGS operates in this segment. This situation could be alleviated with the implementation of several measures allowing for an improvement in the recovery of natural gas liquids at the Cerri Complex and the renegotiation of natural gas supply agreements guaranteeing supply at reasonable prices, which involved a 6% decrease in gas purchase prices compared to 2014.

Sales of Gas Liquids by Destination Market

In Thousands of Tons, 2010-2015

Non-Regulated Segment: Other Services

The Other Services segment is not regulated by ENARGAS. TGS provides so-called ‘midstream’ services, which mainly consist of treatment, impurity separation and gas compression. It may also include gas extraction and transportation at gas fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services for the production of electricity. This business segment also includes revenues from telecommunication services provided through the subsidiary Telcosur S.A. (‘Telcosur’).

This segment represented 7% of TGS’ total income in 2015. During fiscal year 2015, even though there was a decrease in revenues for compression and treatment services upon the expiration of certain contracts, the impact was wholly offset by the generation of new business associated with engineering, construction, and operation and maintenance services for natural gas facilities. The company also continued providing management services for the execution of the extension works begun in 2006 under the Financial Trusts Program.

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Regarding telecommunication services provided by Telcosur, during 2015 its business consolidation strategy was reinforced through the renewal of transmission capacity agreements and the execution of new agreements with carrier and corporate customers.

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9.         Human Resources

In 2015, the Human Resources area continued making progress towards consolidating controls and optimizing payroll processing by unifying information and payroll management, absences, demographic data, professional history and other data bases to automate and simplify reporting under unified criteria and to develop a staff and team leaders’ self-managed data base. Additionally, reliability, process optimization and their automation have been improved, with no claims for settlement errors being submitted in 2015.

Regarding the Compensation and Benefits Division, salaries were adjusted according to collective agreements and, for non-bargaining unit employees, raises based on inflation were granted. In addition, all benefits were updated, including those associated with maternity (financial support for daycare centers, home office, and reduced working hours). Besides, the Company developed a corporate discount program through an online platform, and the benefits granted by financial entities through which salaries are paid were optimized.

In 2015, our Training sector continued to focus on the three main HR development people drivers: Communication, Leadership and Team Work, designed for managers and directors; as well as on mentoring and coaching techniques, by organizing workshops on segment-specific activities. Moreover, in 2015 Communication, Leadership and Team Work training was extended to staff with no reporting employees, thereby successfully integrating these topics across the whole organization. In line with the installation of a new gas turbine in CTLL and the technological upgrade performed in CPB, the plant’s staff received important technical training. Furthermore, e-learning programs were incorporated as a training tool, where most courses were deployed during 2015.

For 2016, we will keep on aligning Pampa with policies and practices that are consistent with world-class energy market companies by achieving the commitment of our employees and the strategic goals of our Company, and at the same time, by creating an excellent work environment.

The major challenges will be to master Human Resources management through the SAP SuccessFactors system, which will be fully productive as from February 2016, and on the trade union front, to keep low levels of conflict in each province, reaching satisfactory agreements for all parties involved. It is worth stressing that during 2015, no forceful measures were recorded. As to our Training area, in 2016 we will keep on working in matters of Communication, Leadership and Team Work, focusing on each work group and HR area. Training will also be focused on creating highly performing teams and reaching effective time management. Moreover, we will go ahead with technical workshops on the specific activities relating to each job title, so that employees will be professionally educated and trained to become succession planning resources in the future.

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10.     Corporate Responsibility

We understand Corporate Responsibility as a strategic management model covering the financial, social and environmental impacts related to the development of organizational activities. It implies a commitment to our stakeholders, including the community and our contributors as privileged groups.

We are true to our commitment to society, which goes beyond electricity demand satisfaction, being oriented towards improving the life quality of our employees, their families and the people in the communities where we operate.

We apply a social investment approach aimed at formalizing a real development and growth process. In order to achieve this, we promote programs that help strengthen the abilities of people and social organizations through Fundación Pampa Energía, showing a clear sustainable commitment with the communities we are part of.

10.1 |         Corporate Responsibility Actions by Pampa Energía

Fundación Pampa Energía is the vehicle enabling us to honor our commitment to society, which goes beyond electricity demand satisfaction, because it is geared to improving the life quality of our employees, their families and the people in the communities where we operate.

Scholarships for More Energy Program

Effective since 2007, the Scholarships for More Energy Program was designed as a response to the small number of professionals that are properly trained to work in the energy sector in the domestic and the international labor market. Its main goal is to provide comprehensive education to Electrical Engineers. Fundación Pampa Energía, together with the Buenos Aires Institute of Technology (‘ITBA’), has promoted access to higher education by its employees’ children and young people from the communities of influence.

All over 2015, 12 enthusiastic and industrious young students have taken up Electrical Engineering programs with outstanding academic performance. In June 2014 we started our internship program targeted to fourth-year university students so that they may have a meaningful first work experience and a space for action learning. Currently 46 young students are participating in the internship, and the incorporation of other 3 students is expected for 2016.

Energy for Life

As a prevention strategy, hydroelectric power plants HINISA and HIDISA are implementing the Prevention of Accidents and Environmental Protection Campaign at strategic tourist points, such as Valle Grande, Nihuil I, and Los Reyunos. During the 2015-2016 summer, an awareness campaign was carried out on printed, television and radio broadcast media in order to provide information on safety standards applicable to water dam and reservoir areas.

‘Energy for Transformation’ Program: Education, Community and Commitment

Since 2014, the Company is committed to assisting two projects in the City of San Rafael. The first one was the ‘PET Plastic Bottle Crusher’, submitted by Technical School Juan Pablo II from Monte Comán. During 2015, PET bottles were stockpiled and machine crushed; in 2016, the second stage of the project will start, which consists of the recycling of the crushed material. Regarding this school, support was extended so that students may participate in ‘Desafío Eco’, a contest for technical schools, where the students were faced with the challenge of manufacturing a zero emission vehicle. In their first participation in the contest, students from this school ranked 39th among 125 participating schools throughout the country.

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The second project was ‘The Path towards Radio through Educational Institutions’ submitted by Villa 25 de Mayo School. In 2015 we participated in one of the programs; during the interview, we explained the different corporate responsibility actions by the company.

Volunteering

In partnership with Fundación Sí, two volunteering sessions were organized with the participation of Pampa employees. At the foundation’s headquarters, several toys and educational games were made, which were later donated to different organizations assisted by the foundation throughout the country.

The Energy Researchers

In this program, participants became ‘Researchers’ of different phenomena related to energy, their sources, efficiency, and benefits associated with the different types of energy.

The program was implemented in 13 primary schools in the province of Mendoza and 56 schools in the Municipality of Tigre, Province of Buenos Aires, thus directly reaching more than 6,500 students. Each school received an ‘experiential box’ with educational material to conduct 10 workshops. Each workshop encompasses different games, activities or experiments, and contents are organized based on the different areas of the official study programs, offering innovative resources to teachers coordinating the workshops. Thus, we can see how a genuine and relevant alternative educational experience is created from the act of playing and learning, motivating young children and teenagers to discover scientific spirit and research as a vocation.

Reading and Writing Program for Children in Salta

This program, which aims to promote and encourage regular reading and writing as a pleasant, entertaining and essential activity, is developed in partnership with EDESA, the local electricity provider.

The program was conducted in 10 primary schools located in the interior of the province, specifically in the departments of General San Martín, Orán and Cafayate, to promote an integrated social fabric by instilling children’s commitment with the environment and human values.

All works were reviewed by a distinguished panel and published in a book to transmit their messages to the community in general. Throughout 2015, 277 children participated in the program.

Study Scholarships

As part of its Corporate Responsibility programs and projects, Pampa Energía grants university scholarships through CTG. The main purpose of this scholarship program is to promote a comprehensive professional education.

Assistance and integration actions are mainly focused on providing assistance to the Piquirenda aboriginal community living near our plant. In 2015, 410 scholarships were granted, which allowed these students to continue with their studies.

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Soup Kitchen in Partnership with the Food Bank

In partnership with the Salta Food Bank, we continue providing constant support to this soup kitchen located in the community of General Güemes, which is attended by more than 120 children. Within this project, highly-qualified professionals make a follow-up of each child, defining their nutritional needs and selecting the monthly menu based on these observations.

Professional Practices

The Human Resources area has been working since 2013 in the implementation of professional practices for students attending 5th year at technical schools of nearby communities. This has been made possible through a master agreement entered into between the Ministry of Education of the Province of Salta, the Industrial Union of Salta and CTG.

In 2015, 24 students participated in the program (19 students from 4 technical schools in General Güemes, Campo Santo and El Bordo carried out internships in CTG, and 5 students from technical schools in Tartagal and Aguaray joined internships in CTP).

Open Doors Program

Though guided visits to CTG, the Open Doors Program helps understand the process whereby every day-use electricity is generated.

In this tour, visitors get to know about the generation process, the technology involved in the different processes, the control of significant environmental aspects, and the constant concern for workers’ safety, thus encouraging the training of students of different levels, as well as the general knowledge of people interested in knowing a thermal generation plant as a way to arise interest in industrial activities.

10.2 |         Corporate Responsibility Actions by Edenor

A Hundred Books for our School

This program invites Government-run primary schools located within Edenor’s concession area to participate in a contest about different electricity-related matters. The program encourages students to submit their projects in the form of mockups and/or posters, and the winning schools are awarded a library with over one hundred books. In 2015, more than 8,000 students participated in this program.

Connection to the Future

This initiative consisted of a theater play, in an easily understandable language especially oriented to children, which explains electricity functioning, the rational use of energy, its safe use at home, safety on the streets and other aspects of electric power. In 2015, 34 schools in the districts of Hurlingham, José C. Paz, Morón and San Martín were visited, and 19,002 children attended the play.

Community Service Campaigns

In 2015, Edenor continued publishing community service campaigns in its web site to disseminate public safety issues; in the second semester of the year 2015, leaflets were sent together with energy bills publishing these guidelines.

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Furthermore, with the purpose of strengthening its institutional presence in the labor market, in 2015 Edenor took part in different sessions, exhibitions and events promoting contact between leading companies and young talents.

10.3 |         Corporate Responsibility Actions by Transener and Transba

In 2015, Transener continued with Corporate Responsibility actions nationwide, working, among others, in schools, hospitals, and children charities. The most important projects and collaborations are the following:

Fundación Hospital Garrahan

Our collaboration with Fundación Hospital Garrahan’s Paper Recycling Program continued in the Head and Ezeiza Offices. Since 2008, 42,469 kilograms of paper have been collected; furthermore, in 2015 we started collecting plastic bottle caps, reaching a volume of 32 kilograms.

Volunteering

Corporate volunteering activities continued during 2015 with a program for the delivery of orthopedic devices organized by the NGO CILSA; besides, a reading session within the ‘Storytelling Friends’ Program was organized in two educational institutions of the city of Necochea. This actions was complemented with the donation of books for the schools’ libraries.

Public Awareness Activities

103 talks to raise public awareness were organized at educational institutions with the aim of promoting Public Security Protection, strengthening environmental protection awareness, and disseminating information on Transener’s activities.

Charitable Collections

Throughout 2015, Transener organized charitable collections of toys, clothes, and non-perishable food voluntarily donated by employees, which were periodically distributed to different charities such as CILSA, the Haciendo Caminos Association, the Creando Lazos de Esperanza Association, the Niño Jesús de Praga Retirement Home, etc.

10.4 |         Corporate Responsibility Actions by TGS

TGS promotes social investment programs in nearby communities through skills training and corporate volunteering programs. Training workshops held in Bahía Blanca offered students from La Piedad School the possibility to perform professional practices in our Cerri Complex. Several skills training workshops were offered in peripheral neighborhoods of the City of Bahía Blanca so that schools may reach out to communities in need. More than 500 youngsters and adults attended the turnery, electricity, carpentry and other workshops.

Corporate Volunteering is an activity connecting employees with communities surrounding the facilities which, with the company support, allows for the development of programs aimed to improve the community’s non-governmental organizations and institutions.

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Together with Cruzada Patagónica, TGS implements substantial improvements in the supply of water for the school located in the Valley of Cholila, Province of Río Negro, an educational space for the area’s aboriginal communities. Through productive loans for families, orchard greenhouses are developed for a healthier diet and the commercialization of products.

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11.     Information Technology

In 2015, the Information Technology area continued providing maintenance, development, implementation and innovation services, as well as solutions associated with applications, technology, telecommunications, and IT and process security in order to guarantee an adequate level of service in line with business needs of the Company and its subsidiaries.

It is worth stressing that this area has specific policies and procedures in place which establish high quality and control standards, and are monitored on a continuous basis to assess compliance with the goals of the energy sector, internal controls and SOC requirements, as well as to ensure quality and ongoing improvement.

Projects and actions implemented in 2015 have been mainly focused on the implementation of applications, and technological and communications upgrades. The most significant projects and actions implemented this year are included below:

•           The technological and functional upgrading of collaborative, internal communication and web sites so as to expand the scope of these solutions and optimize their efficiency, integrity and security. The implementation of new sites (Legal and Human Resources), the incorporation of new functionalities into existing sites, and the launching of the process for the development of a new Intranet;

•           The implementation of SAP SuccessFactors, which in this first stage covers staff management processes, the definition of goals and development assessments, and a training content management platform;

•           The development of an operations log tool to record, follow and control business news;

•           The technological upgrade and improvement of management reports;

•           The implementation of mobile and remote access solutions, which allows for the safe use of business solutions and applications from several devices;

•           The technological upgrade of local data centers in remote offices and plants, which involved a hardware, software and server virtualization schemes upgrade; and

•           The implementation of improvements in local communication links in different offices and the beginning of bandwidth expansion projects in order to meet the growing business needs. The communication tower in CTP and its land link with Pampa were completed.

As a goal for 2016, the Information Technology area will continue with this investment process seeking to enhance the productivity and efficiency of existing processes and to adopt state-of-the-art technologies so as to step up actions focused on guaranteeing the security, confidentiality, completeness and availability of information.

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12.     Health, Safety and Environmental Management

12.1 |         Actions by our Generation segment

With the premise that the environment is a priority in business management and that its systematic and permanent protection enhances the standard of living of employees and the social environment surrounding each generating plant, Pampa Energía has developed and permanently observes internal proceedings, ISO 14.001, ISO 9.001 and OHSAS 18.001 international standards so that measures adopted on a daily basis for environmental protection and personal security are common to all generation units, technically verifiable and compliant with the provincial and national legislation in force.

The most sensitive environmental, occupational health and safety and quality aspects are permanently assessed by the responsible persons in each plant to keep a strict control on the impact of operations and to minimize the generation of oily residues, the use of water for generation purposes and the effect of liquid effluents on rivers and bodies of water.

Multiple internal audits as well as external audits conducted by firms hired by the Company, certifying bodies and Governmental control entities certify our thorough fulfillment with the commitment undertaken by Pampa Energía and expressed in its integrated management system policies, as well as in the goals committed before the ENRE and provincial bodies.

The annual Environmental, Occupational Health and Safety and Quality comprehensive management results show the efficiency in the attainment of goals, which is evidenced by the recertification of all integrated management systems by their respective certifying bodies.

Management areas within each plant invest important resources in the training of staff at all levels.

CTLL

In October 2015, CTLL was recertified to the ISO-IRAM 9.001, ISO-IRAM 14.001 and OHSAS 18.001 standards, and the commitment by the different sectors in the improvement of the Management Integrated System is noteworthy.

As regards the handling of special wastes, a waste treatment firm continues reusing waste oil and assisting in the return of bulky empty packages to their supplier to reduce the generation of this kind of waste and protect the environment.

The emergency sirens’ extension project was concluded with the installation of four new strobe light sirens; besides, the first stage of the construction of emergency eyewashes and showers for the new stockpiling and chemical products dosing areas was launched.

Furthermore, the Temporary Tank for Special Waste (‘DTRE’) was finished. This tank has separate sectors for the storage of waste and proper containment to prevent environmental pollution.

CTP

In December 2015, CTP underwent maintenance audits for ISO 14.001:2004 and ISO 9001:2008 standards. The maintenance audit for the OHSAS 18.001:2007 standard is scheduled for March 2016.

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CPB

In 2015, the Integrated Management System (‘IMS’) follow-up audit was performed, and the audit team recommended the IRAM Committee to maintain the certification. Furthermore, safety and environmental audits were performed in the fuel and auxiliary tanks pursuant to the water table and soil monitoring program.

The effluent discharge and estuary water intake permits were requested to the Water Authority. As regards the pier, the National Contingency Plan and the Port Protection Plan were validated. After the applicable audit, the Harbor Facility Plan was approved by the Argentine Naval Prefecture. New documentation was furnished to obtain the Mooring Permit. As regards gaseous effluents treatment, the modeling of the main and auxiliary stacks has been carried out to obtain the discharge permit from the Provincial Body for Sustainable Development (‘OPDS’).

Several special waste streams were managed pursuant to the applicable legislation in force. Besides, 100 kg of paper/cardboard/plastic packages were sent for recycling, the proceeds of which are destined to the Luis Braille Center.

Scheduled surveying of the gas pipeline was performed to detect possible leaks in chambers and vents. Annual notice was given to neighbors, companies and public entities.

Regarding the plant’s modernization, a 24-hour security service working in different shifts was set up, and approximately 620 contractors entered the plant with highly satisfactory results. During the execution of the works, which required approximately 130,000 hours, no accidents were recorded affecting CPB staff. As of this date, there have been 160 days with no accidents reported to the Workers’ Compensation Insurance Company, a first-time milestone for CPB.

Emergency and support brigades received several theoretical and practical training courses given by Ing. White’s Voluntary Firemen staff.

In 2015, there were four environmental events (noises, gaseous emissions) similar to those caused by sudden outages of the units, with the intervention of the local environmental authority and Pampa’s legal area for the applicable liability disclaimer.

CTG

In September 2015, the ISO 14001:2004 maintenance audit was performed, and in December 2015, the ISO 9.001 and OHSAS 18.001 maintenance audits were carried out, all of them with satisfactory results. Besides, several sectors of the plant were audited under the internal audits program, and a cross audit with staff from hydroelectric power plants HINISA and HIDISA was performed.

Moreover, training was given to set up brigades for fire emergencies, and rescues in confined spaces and at heights.

Finally, the renewal of the fire detection system for the plant’s steam turbines GUE11, GUE12 and GUE13 was completed.

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HINISA and HIDISA

In June 2015, the follow-up audit for ISO 9.001, ISO 14.001 and OHSAS 18.001 standards was performed, and the companies maintained their certification. Besides, no claims were received from enforcement authorities (DGI, RRNN, ENRE).

The monitoring of all dams in the Nihuil and Diamante System continued, which showed values that continue with the trend and fall within the limits defining proper environmental conditions. Deep waters are clean, with the presence of oxygen and algae-free.

As in previous years and since 2000, fish stocking activities jointly developed with the Ministry of Lands, Environment and Sustainable Growth and the El Nihuil’s Fishers Club during 2015 were as follows:

•         Stocking of 20,000 juvenile rainbow trout in the Nihuil, Agua del Toro and Los Reyunos dams;

•         Negotiations with the Chascomús Hydrobiological Station to stock the Nihuil, Agua del Toro, Los Reyunos and Valle Grande dams with 500,000 silverside eggs;

•         Coordination of silverside brood fish catching and spawning actions in the Agua del Toro dam for the obtaining of juvenile fish and the stocking and creation of initial breeding groups; and

•         430 hours of training in accident prevention, waste management, fire-risk situations (with the area’s firefighters) and contractors.

12.2 |         Actions by Transener

In 2015, Transener was deeply involved in keeping safety standards so that every member of the company is fully aware of the critical value of developing safe working habits. In this line, and in a constant search for exceeding goals and strengthening the management integrated system, efforts were made to obtain the OSHAS 18.001 standard certification. This certificate evidences the joint work of all the company areas and formalizes the Management’s commitment with safety as an essential value.

Another activity which evidences the prevention approach towards safety was the joint effort, together with the Technical Management areas, for the development and consolidation of the Fire Plan. This Plan comprises all transformer substations, identifies and defines needs, and suggests basic regarding equipment and facilities solutions to combat fires.

Accident rates are at very low levels. It is worth pointing out that the company is working to improve the efficiency in the communication of incidents so as to have more reliable data to base the definition of preventive strategies.

In environmental matters, in 2015 we kept our standards both in operation and maintenances activities, as well as in specific measures applicable to works in progress. This covers both Environmental Impact Studies (‘EIS’) and the requirements necessary to reach a sustainable impact linking the environment with operating possibilities.

Also in 2015, Transener was ratified as a ‘PCB-free’ company, which indicates that it has no PCB-contaminated transformers in accordance with international standards and the national legislation in force.

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12.3 |         Actions by Edenor

Sustainability Report - Global Compact Report

In its new 2013-2014 edition, which was published in 2015, this report details Edenor’s actions for the analyzed period. As it is customary, the report made reference to, among other topics, the company’s mission, vision and values, the investments made during the period, technological innovations, the company’s commitment with the environment, as well as to employees, customers and the community as a whole. The report was made pursuant to the principles of the ISO 26.000 standard and the Global Reporting Initiative (‘GRI’) Manual.

Furthermore, Edenor continues adhering to the Ten Principles of the UN Global Compact regarding Labor Practices, Human Rights, Environment and Anti-Corruption. In this sense, in August 2015, Edenor’s annual report was completed and uploaded in the United Nations’ website.

Both reports are available online and in the company’s official website.

Energetic Efficiency

In 2015 Edenor has developed the following projects:

•         ‘Galaxy’ telemetry software on a sample of tariff 3 customer meters and AT/MT substation meters;

•         Booklet on the Rational Use of Electric Power, with advice on the responsible use of electric power and water and waste disposal, to be delivered to Edenor’s staff and distributed to its commercial offices;

•         Under the FONARSEC-IRESUD project launched in 2010, in April 2015 the first photovoltaic power-generation system with power injected into Edenor’s distribution network was installed.

12.4 |         Actions by TGS

TGS has an IMS to maximize efficiency in the monitoring of the SSMAC policy, which is one of the cornerstones of TGS’ management. As a result of the efforts to strengthen its on-going improvement processes, in 2015 TGS maintained its SSMAC IMS certification under the ISO 14.001, ISO 9.001 and OHSAS 18.001 standards.

Furthermore, improvements were made within the company’s IMS to support management processes. This improvement consists of the incorporation of the ‘Environmental Permits’ module to follow up on the status of permits and documents associated with facilities. This module is part of the improvements implemented in the permits management process, which evidences TGS’ commitment with the performance of all legal requirements applicable to environmental management.

In 2015 we incorporated the concept of sustainability in the Strategic Map seeking to generate a cultural change in our staff through continuous training and the development of systems based on Best Practices. The purpose of this cultural change is based on improving contact with authorities, reviewing internal environmental processes and incorporating a preventive approach to management.

Besides, from the SSMAC management we have extended the implementation of environmental management monitoring indicators aligned with the GRI 3 indicators protocol, and reinforced TGS’ participation in the Argentine Business Council for Sustainable Development (‘CEADS’) and the Argentine Institute of Oil and Gas (‘IAPG’); besides, we have launched a campaign to disseminate environmental issues and, jointly with the Gas Pipelines area, we have worked on the preparation of four Gas Pipelines Environmental Protection Manuals to provide our contractors with environmental protection guidelines they should take into consideration during the performance of works.

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13.     Results for the Fiscal Year

Pampa focuses its business primarily on the electricity sector by participating in electricity generation, transmission, and distribution segments based on its equity ownership interest in the legal entities involved.

The following table summarizes the consolidated ratios obtained during the fiscal year ended December 31, 2015, compared to the last fiscal years:

	12/31/2015	12/31/2014	12/31/2013	12/31/2012
Liquidity	1.02	0.69	0.77	0.74
Solvency	0.34	0.22	0.22	0.20
Immobilized Capital	0.67	0.74	0.72	0.79
Yield	0.619	0.473	0.148	(0.269)

Through its subsidiaries and share participations in joint businesses, and based on the business nature, customer portfolio and risks involved, we were able to identify the following business segments:

•           Electricity Generation, consisting of the Company’s direct and indirect interests in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Pampa Comercializadora; as well as investments in shares of other electricity generation sector-related companies;

•           Electricity Transmission, consisting of Pampa’s indirect interest through Citelec in Transener and its subsidiaries. In order to show the information by segment, such indirect share participation has been consolidated proportionally;

•           Electricity Distribution, consisting of Pampa’s indirect interest in Electricidad Argentina, Edenor and its subsidiaries;

•           Oil and Gas, consisting of Pampa’s direct and indirect interest in Petrolera Pampa; and

•           Holding and Other Business, consisting of Pampa’s financial investment transactions, holding activities, oil and gas exploration and exploitation, and other business.

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Consolidated Income Statement by Segment, 2015 Fiscal Year (AR$ Million)

Consolidated profit and loss information (as of 31 de diciembre de 2015)	Generation	Transmission	Distribution	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	2,473.2	968.6	3,802.2	847.5	22.7	-	8,114.2
Intersegment sales	-	4.8	-	96.0	30.8	(111.7)	20.0
Cost of sales	(1,337.5)	(666.0)	(5,189.0)	(660.0)	(2.3)	96.0	(7,758.8)
Gross profit (loss)	1,135.8	307.4	(1,386.9)	283.5	51.3	(15.7)	375.4
Selling expenses	(23.5)	-	(833.4)	(115.7)	(0.0)	-	(972.7)
Administrative expenses	(262.7)	(125.6)	(711.9)	(149.7)	(130.7)	15.7	(1,364.9)
Other operating income	91.1	1.1	80.1	551.4	218.0	-	941.8
Other operating expenses	(79.2)	(13.5)	(584.3)	(84.7)	(6.2)	-	(767.9)
Reversal of impairment of property, plant and equipment	25.3	-	-	-	-	-	25.3
Profit from share in joint ventures	-	-	0.0	-	-	-	0.0
Loss from share in associates	-	-	-	-	(9.9)	-	(9.9)
Operating profit (loss) before higher costs recognition and SE Resolution No.
	886.8	169.4	(3,436.4)	484.8	122.4	-	(1,772.9)
32/15
Income recognition on account of the RTI - SE Resolution 32/15	-	-	5,025.1	-	-	-	5,025.1
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	551.5	-	-	-	551.5
Operating profit	886.8	169.4	2,140.2	484.8	122.4	-	3,803.7
Financial income	301.5	193.8	96.2	11.9	25.5	(86.6)	542.3
Financial expenses	(357.5)	(62.0)	(577.0)	(389.4)	(20.1)	86.6	(1,319.3)
Other financial results	(88.6)	(254.7)	(870.3)	408.0	2,251.9	-	1,446.3
Financial results, net	(144.6)	(122.9)	(1,351.1)	30.5	2,257.4	-	669.3
Profit before income tax	742.2	46.5	789.1	515.3	2,379.8	-	4,473.0
Income tax and minimun notional income tax	(192.4)	(18.8)	(176.3)	(163.6)	(54.5)	-	(605.6)
Profit for the year	549.8	27.6	612.8	351.7	2,325.3	-	3,867.3
Adjustment non-controlling interest in joint ventures	-	(18.5)	-	-	-	-	(18.5)
Total profit of the year	549.8	9.1	612.8	351.7	2,325.3	-	3,848.8
Total profit attributable to:
Owners of the Company	496.9	9.1	59.1	174.6	2,325.3	-	3,065.1
Non - controlling interest	52.9	-	553.7	177.1	-	-	783.7

Consolidated statement of financial position (as of 31 de diciembre de 2015)	Generation	Transmission	Distribution	Oil and gas	Holding and others	Eliminations	Consolidated
Assets	8,051.0	1,490.9	11,736.6	3,969.8	6,372.2	(1,170.9)	30,449.7
Liabilities	5,956.0	1,116.4	11,672.8	3,360.7	949.8	(1,170.9)	21,884.8

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Reconciliation between Consolidated Income by Segment and Consolidated Comprehensive Income, 2015 Fiscal Year (AR$ Million)

Consolidated profit and loss information (as of 31 de diciembre de 2015)	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	8,114.2	(968.6)	7,145.6
Intersegment sales	20.0	(4.8)	15.2
Cost of sales	(7,758.8)	666.0	(7,092.8)
Gross profit (loss)	375.4	(307.4)	68.0
Selling expenses	(972.7)	-	(972.7)
Administrative expenses	(1,364.9)	125.5	(1,239.4)
Other operating income	941.8	(1.1)	940.7
Other operating expenses	(767.9)	13.5	(754.4)
Reversal of impairment of property, plant and equipment	25.3	-	25.3
Profit from share in joint ventures	0.0	9.3	9.3
Loss from share in associates	(9.9)	-	(9.9)
Operating profit (loss) before higher costs recognition and SE Resolution No.
	(1,772.9)	(160.3)	(1,933.2)
32/15
Income recognition on account of the RTI - SE Resolution 32/15	5,025.1	-	5,025.1
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	551.5	-	551.5
Operating profit	3,803.7	(160.3)	3,643.4
Financial income	542.3	(193.8)	348.5
Financial expenses	(1,319.3)	62.0	(1,257.3)
Other financial results	1,446.3	254.7	1,701.0
Financial results, net	669.3	122.9	792.2
Profit before income tax	4,473.0	(37.4)	4,435.6
Income tax and minimun notional income tax	(605.6)	18.8	(586.8)
Profit for the year	3,867.3	(18.5)	3,848.8
Adjustment non-controlling interest in joint ventures	(18.5)	18.5	-
Total profit of the year	3,848.8	-	3,848.8

Consolidated statement of financial position (as of 31 de diciembre de 2015)	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Assets	30,449.7	(1,300.1)	29,149.6
Liabilities	21,884.8	(1,116.4)	20,768.4

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Consolidated Income Statement by Segment, 2014 Fiscal Year (AR$ Million)

Consolidated profit and loss information (as of 31 de diciembre de 2014)	Generation	Transmission	Distribution	Oil and gas	Holding and others	Eliminations	Consolidated
Revenue	2,275.5	737.0	3,598.4	289.5	29.8	-	6,930.1
Intersegment sales	-	1.5	-	67.3	37.5	(93.2)	13.0
Cost of sales	(1,176.7)	(539.7)	(4,716.5)	(201.2)	(2.0)	67.3	(6,568.8)
Gross profit (loss)	1,098.8	198.7	(1,118.1)	155.6	65.3	(26.0)	374.3
Selling expenses	(17.9)	-	(658.9)	(36.5)	(0.0)	-	(713.4)
Administrative expenses	(200.0)	(91.8)	(510.3)	(71.1)	(81.5)	25.5	(929.2)
Other operating income	113.4	3.9	53.2	138.9	6.5	-	315.8
Other operating expenses	(73.5)	(11.4)	(319.2)	(52.0)	(2.3)	-	(458.5)
Reversal of impairment of property, plant and equipment	88.4	-	-	-	-	-	88.4
Profit from share in joint ventures	-	-	0.0	-	-	-	0.0
Loss from share in associates	-	-	-	-	(1.6)	-	(1.6)
Operating profit (loss) before higher costs recognition	1,009.1	99.3	(2,553.4)	134.9	(13.6)	(0.4)	(1,324.1)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	-	-	2,271.9	-	-	-	2,271.9
Operating profit (loss)	1,009.1	99.3	(281.5)	134.9	(13.6)	(0.4)	947.8
Financial income	240.9	226.1	239.0	12.9	13.1	(65.4)	666.7
Financial expenses	(310.8)	(59.4)	(692.5)	(176.7)	0.8	65.9	(1,172.6)
Other financial results	(82.3)	(142.0)	(528.1)	123.0	907.5	-	278.0
Financial results, net	(152.1)	24.7	(981.6)	(40.8)	921.4	0.4	(227.9)
Profit (Loss) before income tax	857.0	124.0	(1,263.1)	94.2	907.8	-	719.9
Income tax and minimun notional income tax	(224.1)	(51.4)	161.8	(10.2)	(27.8)	-	(151.8)
Profit (Loss) for the year	633.0	72.6	(1,101.4)	83.9	879.9	-	568.1
Adjustment non-controlling interest in joint ventures	-	(38.5)	-	-	-	-	(38.5)
Total profit (loss) of the year	633.0	34.1	(1,101.4)	83.9	879.9	-	529.5
Total profit (loss) attributable to:
Owners of the Company	529.3	34.1	(742.1)	41.9	879.9	-	743.2
Non - controlling interest	103.6	-	(359.2)	42.0	-	-	(213.6)

Consolidated statement of financial position (as of 31 de diciembre de 2014)	Generation	Transmission	Distribution	Oil and gas	Holding and others	Eliminations	Consolidated
Assets	5,152.6	1,245.0	8,066.9	1,489.3	2,887.8	(910.0)	17,931.5
Liabilities	3,547.4	900.1	8,616.2	1,231.9	827.7	(910.0)	14,213.3

2015 Annual Report | 104

Reconciliation between Consolidated Income by Segment and Consolidated Comprehensive Income, 2014 Fiscal Year (AR$ Million)

Consolidated profit and loss information (as of 31 de diciembre de 2014)	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Revenue	6,930.1	(737.0)	6,193.1
Intersegment sales	13.0	(1.5)	11.5
Cost of sales	(6,568.8)	539.7	(6,029.1)
Gross profit (loss)	374.3	(198.7)	175.6
Selling expenses	(713.4)	-	(713.4)
Administrative expenses	(929.2)	91.8	(837.5)
Other operating income	315.8	(3.9)	312.0
Other operating expenses	(458.5)	11.4	(447.1)
Reversal of impairment of property, plant and equipment	88.4	-	88.4
Profit from share in joint ventures	0.0	34.2	34.2
Loss from share in associates	(1.6)	-	(1.6)
Operating profit (loss) before higher costs recognition	(1,324.1)	(65.2)	(1,389.3)
Higher Costs Recognition - SE Resolution No. 250/13 and subsequent Notes	2,271.9	-	2,271.9
Operating profit (loss)	947.8	(65.2)	882.6
Financial income	666.7	(226.1)	440.5
Financial expenses	(1,172.6)	59.4	(1,113.2)
Other financial results	278.0	142.0	420.1
Financial results, net	(227.9)	(24.7)	(252.6)
Profit (Loss) before income tax	719.9	(89.9)	630.0
Income tax and minimun notional income tax	(151.8)	51.4	(100.4)
Profit (Loss) for the year	568.1	(38.5)	529.5
Adjustment non-controlling interest in joint ventures	(38.5)	38.5	-
Total profit (loss) of the year	529.5	-	529.5

Consolidated statement of financial position (as of 31 de diciembre de 2014)	Segment information	Results from interest in joint ventures	Consolidated comprehensive total income
Assets	17,931.5	(1,064.5)	16,867.0
Liabilities	14,213.3	(900.1)	13,313.1

2015 Annual Report | 105

Income Analysis for the Fiscal Year Ended December 31, 2015, as Compared to the Fiscal Year Ended December 31, 2014 12

Consolidated net sales revenues of AR$7,160.8 million for the fiscal year ended December 31, 2015, 15.4% higher than the AR$6,204.6 million for fiscal year 2014, primarily explained by increases of 8.7% (AR$197.8 million) in generation, 5.7% (AR$203.8 million) in distribution and 164.4% (AR$586.7 million) in oil and gas, partially offset by a decrease of 20.4% (AR$13.7 million) in holding and others segment.

Consolidated cost of sales of AR$7,092.8 million for the fiscal year ended December 31, 2015, a rise of 17.6% compared to AR$6,029.1 million for the same period in 2014, mainly due to increases of 13.7% (AR$160.8 million), 10.0% (AR$472.5 million), 228.1% (AR$458.8 million) and 14.1% (AR$0.3 million) in the cost of sales of our generation, distribution, oil and gas, and holding and others segment, respectively.

Consolidated gross income of AR$68.0 million for the fiscal year ended December 31, 2015, a AR$107.6 million decrease compared to AR$175.6 million for the same period in 2014, mainly due to higher losses in the amount of AR$268.7 million in the distribution segment and a 21.4% (AR$14.0 million) decrease in holding and others, partly offset by increases of 3.4% (AR$37.0 million) and 82.2% (AR$127.9 million) in the generation and oil and gas segments, respectively.

Consolidated operating profit of AR$3,643.4 million for the fiscal year ended December 31, 2015, a 312.8% increase compared to AR$882.6 million for the same period in 2014, including AR$5,576.6 million in the distribution segment corresponding to Resolution No. 32, PUREE and the recognition of MMC pursuant to SE Resolution No. 250/13 and subsequent Notes, which would otherwise had resulted in a consolidated operating loss of AR$1,933.2 million.

Net financial results represented a profit of AR$792.2 million for the fiscal year ended December 31, 2015, an increase of AR$1,044.8 million compared to AR$252.6 million losses for the same period in 2014, mainly due to a decrease in net losses of AR$7.5 million and AR$71.2 million in the generation and oil and gas segments, respectively, and an increase in net profits of AR$1,336.0 million in the holding and others segment, partly offset by greater net financial losses of AR$369.4 million in our distribution segment.

Consolidated profit of AR$3,848.8 million during the fiscal year ended December 31, 2015, of which AR$3,065.1 million are attributable to the owners of the Company, compared to AR$743.2 million attributable to the owners of the Company for the same period in 2014, explained by reported profits of AR$496.9 million in generation, AR$9.1 million in transmission, AR$59.1 million in distribution, R$174.6 million in oil and gas and AR$2,325.3 million in the holding and others segment.

Generation Segment

Net sales in our generation segment increased by 8.7% to AR$2,473.2 million for the fiscal year ended December 31, 2015, against AR$2,275.5 million for the same period in 2014. The rise of AR$197.8 million in electricity net sales was mainly due to an increase in the average electricity selling price calculated for the segment (AR$279.3 per MWh for the fiscal year ended December 31, 2015, compared to AR$225.3 per MWh for the same period in 2014, which represents a sales increase of AR$529.1 million), partially offset by a decrease in the amount of electricity sold by the segment (8,056.8 GWh for the fiscal year ended December 31, 2015, compared to 9,802.0 GWh for the same period in 2014, which represents a AR$318.7 million decrease in sales).

The average electricity selling price in the segment reflects the impact of the pricing scheme update set out in SE Resolution No. 95/13, passed in July 2015 and effective as from the February 2015 transaction13 , as well as the effect of changes in the nominal exchange rate which impact our contracts under Energy Plus and SE Resolution No. 220/07. Moreover, the decrease in physical electricity sales was mainly due to scheduled overhauls in CTLL and CPB, which were partly offset by a higher dispatch at CTG and CTP. In our hydroelectric power units, despite the lower water flow and input in the area, in 2015 the joint dispatch was similar to that for the same period in 2014.

12 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’.

2015 Annual Report | 106

The following table shows net electricity sales (in GWh) for power generation plants:

	Twelve-Month Periods ended December 31,
	2015			2014
In GWh	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	538.1	0.5	538.6	516.1	33.0	549.1
HIDISA	366.8	-	366.8	322.4	28.9	351.3
Thermal
CTG	1,681.7	601.0	2,282.8	1,528.2	596.2	2,124.4
CTLL	2,581.8	-	2,581.8	3,420.9	80.8	3,501.7
CTP*	151.6	-	151.6	131.1	-	131.1
CPB	2,736.7	2.4	2,739.1	3,089.6	54.8	3,144.4
Total	8,056.8	603.9	8,660.7	9,008.3	793.6	9,802.0
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation cost of sales increased by 13.7%, to AR$1,337.5 million for the fiscal year ended December 31, 2015, against AR$1,176.7 million for the same period in 2014, mainly due to higher labor costs of 33.8% in our hydroelectric power units and of 33.4% in our thermal power units, besides higher materials and maintenance costs in our thermal power units of 50.9% and 89.1%, respectively, resulting from scheduled overhauls in CTLL and CPB. These higher costs were partially offset with lower energy purchases of 91.1% in our hydroelectric power units and of 3.8% in our thermal power units since, as from the implementation of SE Resolution No. 95/13, MAT contracts are managed by CAMMESA. Furthermore, there was a drop of 72.3% in penalties and of 30.4% in gas consumption costs as a result of scheduled outages at CTLL. The following table shows the main components of our generation segment cost of sales for the specified periods:

13 For further information, see section 5.1 of this Annual Report.

2015 Annual Report | 107

	Fiscal Years Ended December 31,
Cost of Sales, in AR$m except %	2015		2014
Hydroelectric facilities
Labor costs	74.0	45.0%	55.3	34.1%
Amortization for intangible assets	19.4	11.8%	19.4	12.0%
Royalties	19.2	11.6%	18.1	11.2%
Repairs and Maintenance	15.3	9.3%	10.3	6.3%
Rentals and insurance	7.2	4.4%	6.2	3.8%
Materials	5.9	3.6%	3.1	1.9%
Fees for third-party services	2.4	1.5%	2.3	1.4%
Energy purchases	2.2	1.4%	25.1	15.5%
Depreciation of property, plant and equipment	1.8	1.1%	1.7	1.1%
Others	17.1	10.4%	20.5	12.6%
Total hydroelectric	164.6	100.0%	162.2	100.0%
Thermal facilities
Labor costs	287.6	24.5%	215.6	21.3%
Energy purchases	210.2	17.9%	218.5	21.5%
Gas consumption	148.8	12.7%	213.8	21.1%
Depreciation of property, plant and equipment	123.5	10.5%	107.1	10.6%
Repairs and Maintenance	112.2	9.6%	74.3	7.3%
Materials	79.7	6.8%	42.2	4.2%
Rentals and insurance	69.9	6.0%	42.1	4.2%
Fees for third-party services	49.0	4.2%	20.8	2.1%
Penalties	3.2	0.3%	11.4	1.1%
Others	88.8	7.6%	68.6	6.8%
Total thermal	1,172.9	100.0%	1,014.5	100.0%
Total	1,337.5	100.0%	1,176.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, our generation segment gross profit increased by 3.4% to AR$1,135.8 million for the fiscal year ended December 31, 2015, compared to AR$1,098.8 million for the same period in 2014. During the fiscal year ended December 31, 2015, the sales gross margin had a 45.9% decrease compared to 48.3% recorded for the same period in 2014.

Selling expenses from our generation segment increased to AR$23.5 million for the fiscal year ended December 31, 2015, against AR$17.9 million for the same period in 2014, mainly due to higher labor costs for AR$3.0 million, taxes, rates and contributions for AR$1.4 million and bad debts for AR$1.2 million. Selling expenses from our hydroelectric power units amounted to AR$9.7 million and AR$8.4 million, and those corresponding to our thermal power units reached AR$13.8 million and AR$9.5 million for the fiscal years ended December 31, 2015 and 2014, respectively. The following table shows the main components of our distribution segment selling expenses for the specified periods:

2015 Annual Report | 108

	Fiscal Years Ended December 31,
Selling Expenses, in AR$m except %	2015		2014
Taxes, rates and contributions	10.5	44.6%	9.1	50.6%
Labor costs	7.8	33.3%	4.8	26.9%
Doubtful accounts	2.7	11.6%	1.5	8.3%
Others	2.5	10.5%	2.5	14.1%
Total	23.5	100.0%	17.9	100.0%
Of which:
Hydroelectric	9.7	41.2%	8.4	46.8%
Thermal	13.8	58.8%	9.5	53.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation administrative expenses increased to AR$262.7 million for the fiscal year ended December 31, 2015 from AR$200.0 million for the same period in 2014, mainly due to a 61.4% increase in labor costs borne by our generating subsidiaries, which were partly offset by lower fees for third-party services (-13.0%), taxes, rates and contributions (-57.7%) and depreciation and amortization (-28.1%). Administrative expenses pertaining to our hydroelectric power units amounted to AR$26.5 million and AR$21.5 million, and those corresponding to our thermal power units reached AR$236.2 million and AR$178.5 million for the fiscal years ended December 31, 2015 and 2014, respectively. The following table shows the main components of our generation segment administrative expenses for the specified periods:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$m except %	2015		2014
Labor costs	170.6	65.0%	105.7	52.8%
Fees for third-party services	43.8	16.7%	50.4	25.2%
Rentals and leasings	13.2	5.0%	12.1	6.1%
Depreciation of property, plant and equipment	4.1	1.6%	5.7	2.8%
Taxes, rates and contributions	2.2	0.8%	5.2	2.6%
Others	28.7	10.9%	20.9	10.5%
Total	262.7	100.0%	200.0	100.0%
Of which:
Hydroelectric	26.5	10.1%	21.5	10.8%
Thermal	236.2	89.9%	178.5	89.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other net operating income and expenses decreased by 70.0%, to a profit of AR$12.0 million for the fiscal year 2015, compared to a profit of AR$39.9 million for the same period in 2014. AR$74.8 million were disclosed in 2015 as compensation under the arbitration proceeding filed by CTLL against the contractor Isolux14 , while during fiscal year 2014 insurance recoveries, provisions for bad debts and taxes were disclosed for a total amount of AR$93.1 million. The following table shows the main components of our generation segment for the specified periods:

14 For further information, see section 7.4 of this Annual Report.

2015 Annual Report | 109

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$m except %	2015		2014
Income recognition for arbitral proceedings	74.8	624.9%	-	0.0%
Recovery of penalties	7.2	60.1%	-	0.0%
Insurance recovery	0.0	0.3%	5.6	14.1%
Tax on bank transactions	(54.1)	-451.6%	(30.9)	-77.4%
Allowance for uncollectible tax credits	(12.1)	-101.0%	(4.0)	-10.0%
Recovery of receivables	(9.1)	-75.7%	49.5	124.0%
Provision for contingencies	(1.6)	-13.3%	(20.1)	-50.4%
Recovery of taxes	-	0.0%	37.9	95.1%
Other	6.7	56.2%	1.8	4.5%
Total	12.0	100.0%	39.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Generation operating income decreased by 12.1% to AR$886.8 million for the fiscal year ended December 31, 2015, against AR$1,009.1 million for the same period in 2014. In 2015, our generation operating margin decreased to 35.9% of sales, against 44.3% for the same period in 2014.

Generation net financial results accounted for a loss of AR$144.6 million for the fiscal year ended December 31, 2015, compared to a loss of AR$152.1 million for the fiscal year 2014, mainly due to lower losses from net exchange rates (AR$238.7 million), which were partly offset by lower revenues for the current measured value of consolidated receivables from CAMMESA (AR$196.4 million), lower net income for commercial interest (AR$21.9 million) and higher losses for net financial interest (AR$10.8 million). The following table shows the main components of our generation segment financial and holding income for the specified periods:

2015 Annual Report | 110

	Fiscal Years Ended December 31,
Financial Results, in AR$m except %	2015		2014
Financial income
Commercial interest	143.9	47.7%	164.9	68.4%
Financial interest	127.2	42.2%	76.1	31.6%
Others	30.4	10.1%	0.0	0.0%
Subtotal	301.5	100.0%	240.9	100.0%
Financial cost
Financial interest	(284.7)	79.6%	(222.8)	71.7%
Tax interest	(48.8)	13.7%	(31.7)	10.2%
Commercial interest	(2.1)	0.6%	(1.1)	0.4%
Others	(21.9)	6.1%	(55.2)	17.7%
Subtotal	(357.5)	100.0%	(310.8)	100.0%
Other financial results
Foreign exchange differences, net	(153.7)	173.5%	(392.4)	477.0%
Changes in the fair value of financial instruments	45.1	-51.0%	90.6	-110.1%
Proceeds from current value measurement	20.0	-22.5%	216.4	-263.1%
Other financial results	-	0.0%	3.2	-3.8%
Subtotal	(88.6)	100.0%	(82.3)	100.0%
Total	(144.6)	100.0%	(152.1)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded an income tax charge of AR$192.4 million for the fiscal year ended December 31, 2015, compared to a charge of AR$224.1 million for the same period in 2014.

Finally, our generation segment recorded a net profit of AR$549.8 million for the fiscal year ended December 31, 2015, of which AR$496.9 million are attributable to the owners of the Company, compared to a net profit of AR$529.3 million for the same period in 2014 attributable to the owners of the Company.

Transmission Segment

Transmission net sales increased by 31.8% to AR$973.4 million for the fiscal year ended December 31, 2015, compared to AR$738.4 million for the same period in 2014. Net regulated sales increased by 52.4% to AR$879.6 million for the fiscal year ended December 31, 2015, against AR$577.2 million for the same period in 2014, mainly as a result of greater recognition of cost variations (AR$663.1 million in 2015 compared to AR$425.0 million in 2014) pursuant to the Instrumental Agreement and the Renewal Agreement entered into by Transener, Transba, the SE, and the ENRE15. During fiscal year 2015, no net revenues from Fourth Line royalties were disclosed, whereas AR$9.1 million were recorded in the fiscal year ended December 31, 2014. It is worth stressing that, effective as from January 1, 2015, Transener no longer accrues recurring financial income from Fourth Line’s retroactive royalties and, therefore, it has requested an update of operation and maintenance costs to the ENRE. Net other sales decreased by 38.3% to AR$93.9 million for the fiscal year ended December 31, 2015, against AR$152.1 million for the same period in 2014, mainly as a result of lower unregulated revenues from Transener (supervision and construction works) and Transba.

15 For further information, see section 5.2 of this Annual Report.

2015 Annual Report | 111

Transmission’s cost of sales increased by 23.4% to AR$666.0 million for the fiscal year ended December 31, 2015 compared to AR$539.7 million for the same period in 2014, mainly due to labor costs increases agreed in 2015 (+31.1%), which were partly offset by a 76.2% decrease in the consumption of materials. The following table shows the main components of our transmission segment cost of sales for the specified periods:

	Ejercicio finalizado el 31 de diciembre de
Cost of Sales, in AR$m except %	2015		2014
Labor costs	391.7	58.8%	298.8	55.4%
Depreciation of property, plant and equipment	44.9	6.7%	42.8	7.9%
Travel allowance	30.8	4.6%	23.0	4.3%
Repairs and Maintenance	30.4	4.6%	25.7	4.8%
Rentals and insurance	27.4	4.1%	23.1	4.3%
Fees for third-party services	18.4	2.8%	13.7	2.5%
Materials	12.5	1.9%	52.6	9.7%
Others	109.9	16.5%	60.0	11.1%
Total	666.0	100.0%	539.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, transmission gross profits increased to AR$307.4 million for the fiscal year ended December 31, 2015, against a profit of AR$198.7 million for the same period in 2014, mainly as a result of the higher recognition of sales under the Instrumental Agreement and the Renewal Agreement. The gross margin increased to 31.6% of sales during fiscal year 2015, compared to 26.9% for the same period in 2014.

We do not record selling expenses related to our transmission activities.

Transmission administrative expenses increased by 36.8% to AR$125.6 million for the fiscal year ended December 31, 2015, against AR$91.8 million for the same period in 2014, mainly due to a 38.9% labor cost increase associated with higher salaries. The following table shows the main components of our transmission segment administrative expenses for the specified periods:

	Ejercicio finalizado el 31 de diciembre de
Administrative Expenses, in AR$m except %	2015		2014
Labor costs	93.2	74.2%	67.1	73.1%
Fees for third-party services	7.3	5.8%	6.0	6.5%
Rentals and insurance	5.2	4.1%	3.4	3.7%
Depreciation of property, plant and equipment	4.5	3.6%	4.3	4.7%
Others	15.4	12.3%	11.0	12.0%
Total	125.6	100.0%	91.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other net income and expenses recorded a loss of AR$12.4 million for the fiscal year ended December 31, 2015, compared to a AR$7.6 million loss for the same period in 2014. The following table shows the applicable details for the specified periods:

2015 Annual Report | 112

	Ejercicio finalizado el 31 de diciembre de
Other Op. Income & Expenses, in AR$m except %	2015		2014
Insurance recovery	1.1	-8.9%	2.7	-35.5%
Tax on bank transactions	(12.2)	98.4%	(11.1)	146.1%
Others	(1.3)	10.5%	0.8	-10.5%
Total	(12.4)	100.0%	(7.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission’s operating income accounted for a profit of AR$169.4 million for the fiscal year ended December 31, 2015, a figure 70.6% higher than the profit of AR$99.3 million for the same period in 2014, mainly as a result of increases in regulated sales, which were partially offset by increases in the above-described costs and expenses. In 2015, our transmission operating margin increased to 17.4% of total sales, against 13.4% for the same period in 2014.

Net financial results accounted for a loss of AR$122.9 million for the fiscal year ended December 31, 2015, compared to a profit of AR$24.7 million for the same period in 2014, mainly due to higher foreign exchange liability losses (AR$115.5 million) and financial interest on liabilities (AR$2.5 million), besides lower interest income from the Fourth Line and the IVC under the Memorandum of Understanding (AR$32.3 million). The following table shows the main components of our transmission segment financial and holding income for the specified periods:

	Ejercicio finalizado el 31 de diciembre de
Financial Results, in AR$m except %	2015		2014
Financial income
Financial interest	193.8	100.0%	226.1	100.0%
Subtotal	193.8	100.0%	226.1	100.0%

Financial cost
Financial interest	(61.4)	99.0%	(58.9)	99.2%
Others	(0.6)	1.0%	(0.5)	0.8%
Subtotal	(62.0)	100.0%	(59.4)	100.0%

Other financial results
Foreign exchange differences, net	(253.9)	99.7%	(138.4)	97.4%
Others	(0.7)	0.3%	(3.6)	2.6%
Subtotal	(254.7)	100.0%	(142.0)	100.0%

Total	(122.9)	100.0%	24.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our transmission segment recorded an income tax charge of AR$18.8 million for the fiscal year ended December 31, 2015, compared to AR$51.4 million for the same period in 2014.

Finally, our transmission segment recorded a net profit of AR$9.1 million for the fiscal year ended December 31, 2015, compared to AR$34.1 million for the same period in 2014, both attributable to the Company’s owners.

2015 Annual Report | 113

Distribution Segment

Net sales from our distribution activities increased by 5.7% to AR$3,802.2 million for the fiscal year ended December 31, 2015, compared to AR$3,598.4 million for the same period in 2014, mainly due to charges collected from Edenor’s customers to be allocated to the FOCEDE fund implemented under Resolution No. 347/12, and to the higher volume of electricity sales by Edenor between the years under study (which experienced a 1,089 GWh increase), the sales volume being 22,381 GWh for 2015, compared to 21,292 GWh in 2014.

The cost of sales increased by 10.0% to AR$5,189.0 million for the fiscal year ended December 31, 2015, compared to AR$4,716.5 million for the same period in 2014, mainly due to labor cost increases (+35.4%) and power purchases (+7.7%), which were partially offset with lower fees and compensations for third-party services. The following table shows the main components of our distribution segment cost of sales for the specified periods:

	Ejercicio finalizado el 31 de diciembre de
Cost of Sales, in AR$m except %	2015		2014
Energy purchases	2,022.0	39.0%	1,878.1	39.8%
Labor costs	1,859.7	35.8%	1,373.2	29.1%
Fees for third-party services	463.2	8.9%	714.3	15.1%
Penalties	257.3	5.0%	233.9	5.0%
Depreciation of property, plant and equipment	240.1	4.6%	211.8	4.5%
Materials for works	211.4	4.1%	205.9	4.4%
Others	135.3	2.6%	99.4	2.1%
Total	5,189.0	100.0%	4,716.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross losses from our distribution activities increased to AR$1,386.9 million in the fiscal year ended December 31, 2015, compared to a loss of AR$1,118.1 million for the same period in 2014, mainly due to the increase in the cost of sales, which was not offset by a revenue increase.

Selling expenses increased by 26.5% to AR$833.4 million for the fiscal year ended December 31, 2015, compared to AR$658.9 million for the same period in 2014, mainly due to an increase in fees and compensations for third-party services (+25.4%), labor costs on account of wage increases (+20.4%) and communication expenses (+50.3%). The following table shows the main components of our distribution segment selling expenses for the specified periods:

	Ejercicio finalizado el 31 de diciembre de
Selling Expenses, in AR$m except %	2015		2014
Fees for third-party services	329.5	39.5%	262.8	39.9%
Labor costs	299.8	36.0%	249.0	37.8%
Communication Expenses	58.7	7.0%	39.1	5.9%
Taxes, rates and contributions	48.5	5.8%	42.2	6.4%
Doubtful accounts	24.1	2.9%	21.5	3.3%
Penalties	24.4	2.9%	18.4	2.8%
Others	48.4	5.8%	25.9	3.9%
Total	833.4	100.0%	658.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

2015 Annual Report | 114

Administrative expenses from our distribution segment increased by 39.5% to AR$711.9 million for the fiscal year ended December 31, 2015, compared to AR$510.3 million for the same period in 2014, mainly due to labor cost increases resulting from wage increases (+35,3%), and increases in fees and compensations for third-party services between both periods (+36.1%). The following table shows the main components of our distribution segment administrative expenses for the specified periods:

	Ejercicio finalizado el 31 de diciembre de
Administrative Expenses, in AR$m except %	2015		2014
Labor costs	332.3	46.7%	245.5	48.1%
Fees for third-party services	214.8	30.2%	157.8	30.9%
Rental and insurance	58.2	8.2%	35.2	6.9%
Security surveillance expenses	24.1	3.4%	15.1	3.0%
Others	82.5	11.6%	56.6	11.1%
Total	711.9	100.0%	510.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other operating income and expenses for the fiscal year ended December 31, 2015 amounted to a net loss of AR$504.3 million, compared to a loss of AR$266.1 million for the same period in 2014, which is mainly explained by higher losses disclosed under provisions for contingencies and tax credits (AR$231.6 million both), voluntary retirements (AR$18.2 million) and debit and credit tax (AR$21.1 million). These effects were partially offset with higher income form services to third parties (AR$20.3 million) and lower expenses under the FOCEDE trust (AR$38.1 million). The following table shows the details for the specified periods:

	Ejercicio finalizado el 31 de diciembre de
Other Op. Income & Expenses, in AR$m except %	2015		2014
Income from services to third-parties	53.6	-10.6%	33.3	-12.5%
Net expenses for technical functions	(12.9)	2.6%	(16.2)	6.1%
Voluntary retirements	(43.2)	8.6%	(25.0)	9.4%
Tax on bank transactions	(86.3)	17.1%	(65.1)	24.5%
Other expenses FOCEDE	(59.6)	11.8%	(97.7)	36.7%
Allowance for uncollectible tax credits	(80.7)	16.0%	(0.1)	0.0%
Provision for contigencies	(226.4)	44.9%	(75.4)	28.3%
Others	(48.8)	9.7%	(19.8)	7.4%
Total	(504.3)	100.0%	(266.1)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income from our distribution activities increased by AR$2,421.7 million to a profit of AR$2,140.2 million for the fiscal year ended December 31, 2015, compared to a loss of AR$281.5 million for the same period in 2014, mainly due to the implementation of SE Resolution No. 32/15, whereby income for AR$5,576.6 million was accrued, whereas for the same period in 2014 AR$2,271.9 million were disclosed as recognition of MMC pursuant to SE Resolution No. 250/12 and subsequent Notes.16 Excluding such effect, operating income from our distribution segment would account for a loss of AR$3,436.4 million and AR$2,553.4 million for fiscal years 2015 and 2014, respectively.

16 For further information, see sections 5.3 and 7.5.1 of this Annual Report.

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Net financial results related to our distribution activities represented a loss of AR$1,351.1 million for the fiscal year ended December 31, 2015, a percentage 37.6% higher than the AR$981.6 million loss for the same period in 2014, mainly due to higher losses for net foreign exchange differences due to the appreciation of the U.S. Dollar on the outstanding debt incurred in such currency (AR$577.3 million), losses from commercial interest due to the debt incurred with CAMMESA (AR$166.6 million), and lower income from financial interest resulting from the implementation of SE Resolution No. 250/13 and subsequent Notes (AR$145.6 million), as well as a decrease in profits due to the repurchase of corporate bonds (AR$44.4 million). These were partially offset by higher income from changes in the fair value of financial instruments (AR$283.7 million) and lower losses in financial liabilities interest (AR$267.2 million). The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

	Ejercicio finalizado el 31 de diciembre de
Financial Results, in AR$m except %	2015		2014
Financial income
Financial interest	50.1	52.1%	195.7	81.9%
Commercial interest	46.1	47.9%	43.3	18.1%
Subtotal	96.2	100.0%	239.0	100.0%

Financial cost
Commercial interest	(360.2)	62.4%	(193.6)	28.0%
Financial interest	(192.5)	33.4%	(459.7)	66.4%
Tax interest	(4.1)	0.7%	(5.9)	0.9%
Others	(20.2)	3.5%	(33.3)	4.8%
Subtotal	(577.0)	100.0%	(692.5)	100.0%

Other financial results
Foreign exchange differences, net	(1,225.1)	140.8%	(647.8)	122.7%
Gain in debt repurchase	-	0.0%	44.4	-8.4%
Changes in the fair value of financial instruments	351.8	-40.4%	68.1	-12.9%
Others	3.0	-0.3%	7.3	-1.4%
Subtotal	(870.3)	100.0%	(528.1)	100.0%

Total	(1,351.1)	100.0%	(981.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, our distribution operations recorded an income tax charge of AR$163.6 million in the fiscal year ended December 31, 2015, compared to a AR$161.8 million benefit for the same period in 2014.

Finally, our distribution activities disclosed a net profit of AR$612.8 million for the fiscal year ended December 31, 2015, of which AR$59.1 million are attributable to the owners of the Company, compared to a net loss of AR$742.1 million for the same period in 2014 attributable to the owners of the Company.

Oil and Gas Segment

Net sales from our oil and gas segment amounted to AR$943.5 million for the fiscal year ended December 31, 2015, 164.4% higher than the AR$356.8 million disclosed for the same period in 2014. The AR$586.7 million increase was mainly due to higher gas sales resulting from our partnership with YPF in the Rincón del Mangrullo block (+171.3% compared to fiscal year 2014) and the effect of changes in the sales price, which is denominated in U.S. dollars. The following table shows Petrolera Pampa’s oil and gas production under the different agreements:

2015 Annual Report | 116

	Twelve-Month Periods ended December 31,
	2015	2014
Oil (m3/d)
Ysur	5.3	9.3
Petrobras	4.6	3.9
YPF	15.8	2.9
Total	25.7	16.1

Gas (dam3/d)
Ysur	65.2	90.7
Petrobras	366.1	365.1
YPF	994.5	355.7
Senillosa	14.2	-
Total	1,439.9	811.5
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Sales costs increased by 228.1% to AR$660.0 million for the fiscal year ended December 31, 2015, against AR$201.2 million for the same period in 2014, mainly due to higher well depreciation costs (AR$194.4 million), internal gas consumption (AR$125.2 million) and third-party labor services (AR$54 million). The following table shows the main components of our oil and gas segment cost of sales for the specified periods:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$m except %	2015		2014
Depreciation of property, plant and equipment	275.0	41.7%	80.6	40.1%
Gas consumption and production	162.8	24.7%	37.6	18.7%
Royalties	119.5	18.1%	49.4	24.6%
Fees for third-party services	71.4	10.8%	17.3	8.6%
Labor costs	10.4	1.6%	6.8	3.4%
Others	20.9	3.2%	9.4	4.6%
Total	660.0	100.0%	201.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, our oil and gas segment’s gross profit increased by 82.2% to AR$283.5 million for the fiscal year ended December 31, 2015, compared to AR$155.6 million for the same period in 2014. In 2015, our operating margin decreased to 30.0% of total sales, against 43.6% for the same period in 2014.

Our oil and gas segment selling expenses increased to AR$115.7 million for the fiscal year ended December 31, 2015, against AR$36.5 million for the same period in 2014, mainly due to the accrual of higher costs under Compensation Agreements for certain Petrolera Pampa officers (AR$55.0 million) and higher tax losses (AR$22.7 million). The following table shows the main components of our oil and gas segment selling expenses for the specified periods:

2015 Annual Report | 117

	Fiscal Years Ended December 31,
Selling Expenses, in AR$m except %	2015		2014
Compensation Agreements	74.3	64.2%	19.3	52.9%
Taxes, rates and contributions	35.9	31.0%	13.2	36.1%
Others	5.6	4.8%	4.0	11.0%
Total	115.7	100.0%	36.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In turn, administrative expenses increased to AR$149.7 million for the fiscal year ended December 31, 2015, against AR$71.1 million for the same period in 2014, mainly due to the accrual of higher costs under Compensation Agreements for certain Petrolera Pampa officers (AR$75.4 million) and higher labor costs (AR$7.3 million), which were partly offset by lower fees for third-party services (AR$6.2 million). The following table illustrates the main components of administrative expenses from our oil and gas segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$m except %	2015		2014
Compensation Agreements	101.0	67.5%	25.6	36.0%
Labor costs	20.9	14.0%	13.6	19.2%
Fees for third-party services	19.6	13.1%	25.7	36.2%
Others	8.2	5.5%	6.1	8.6%
Total	149.7	100.0%	71.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Other net operating income and expenses increased by AR$379.9 million to a profit of AR$466.8 million for the fiscal year 2015, compared to AR$86.9 million for the same period in 2014. This net profit mainly results from an increase in the additional compensation pursuant to the Surplus Injection Promotion Program passed by Resolution No. 1/13, under which AR$546.8 million were accrued during 2015, a figure 330.0% higher than the AR$127.1 million disclosed in 2014. The following table shows the main components of our oil and gas segment for the specified periods:

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$m except %	2015		2014
Res. No. 1/13 Natural Gas Excess Injection Income	546.8	117.1%	127.1	146.4%
Compensation Agreements	(48.3)	-10.4%	(16.7)	-19.2%
Tax on bank transactions	(32.8)	-7.0%	(12.8)	-14.8%
Decrease in property, plant and equipment	(3.0)	-0.7%	(21.8)	-25.1%
Recovery of expenses	-	0.0%	6.5	7.5%
Others	4.1	0.9%	4.5	5.1%
Total	466.8	100.0%	86.9	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Oil and gas operating income increased by AR$349.9 million, reaching AR$484.8 million for the fiscal year ended December 31, 2015, against AR$134.9 million for the same period in 2014. In 2015, our operating margin increased to 51.8% of total sales, compared to 37.8% for the same period in 2014.

2015 Annual Report | 118

Net financial results related to our oil and gas activities represented a profit of AR$30.5 million for the fiscal year ended December 31, 2015, compared to a AR$40.8 million loss for the same period in 2014, mainly due to higher profits for net foreign exchange differences on account of the devaluation of the Argentine peso, the currency in which most of Petrolera Pampa’s debt is denominated (AR$182.9 million), and changes in the fair value of financial instruments (AR$120.9 million), which were partly offset by higher losses resulting from financial liabilities interest (AR$208.0 million). The following table illustrates the main components of financial and holding results from our oil and gas segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in AR$m except %	2015		2014
Financial income
Financial interest	11.9	100.0%	12.7	98.3%
Others	(0.0)	0.0%	0.2	1.7%
Subtotal	11.9	100.0%	12.9	100.0%

Financial cost
Financial interest	(381.5)	98.0%	(173.5)	98.2%
Others	(7.8)	2.0%	(3.2)	1.8%
Subtotal	(389.3)	100.0%	(176.7)	100.0%

Other financial results
Changes in the fair value of financial instruments	246.2	60.3%	125.3	101.9%
Foreign exchange differences, net	180.7	44.3%	(2.3)	-1.8%
Others	(18.9)	-4.6%	(0.0)	0.0%
Subtotal	408.0	100.0%	123.0	100.0%

Total	30.5	100.0%	(40.8)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our oil and gas segment recorded an income tax charge of AR$163.6 million for the fiscal year ended December 31, 2015, compared to a charge of AR$10.2 million for the same period in 2014.

Finally, our oil and gas segment recorded a net profit of AR$351.8 million for the fiscal year ended December 31, 2015, of which AR$174.6 million are attributable to the Company’s owners, compared to a profit of AR$41.9 million for the same period in 2014 attributable to the Company’s owners.

Holding and Others Segment

Net sales from our holding and others segment amounted to AR$56.6 million for the fiscal year ended December 31, 2015, 20.4% lower than the AR$67.2 million disclosed for the same period in 2014. These sales mostly correspond to fees collected from the Group’s companies.

The cost of sales of the holding and others segment increased by 14.1% to AR$2.3 million for the fiscal year ended December 31, 2015, compared to AR$2.0 million for the same period in 2014, mainly due to labor cost increases (AR$0.7 million). The following table shows the main components of our holding and others segment cost of sales for the specified periods:

2015 Annual Report | 119

	Fiscal Years Ended December 31,
Cost of Sales, in AR$m except %	2015		2014
Labor costs	1.2	51.1%	0.5	23.2%
Inventory purchases	0.8	33.9%	1.2	59.8%
Others	0.3	15.0%	0.3	17.0%
Total	2.3	100.0%	2.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, net sales from our holding and others segment amounted to AR$51.3 million for the fiscal year ended December 31, 2015, 21.4% lower than the AR$65.3 million disclosed for the same period in 2014. In 2015, our operating margin reached 95.8% of total sales, lower than the 97.0% recorded for the same period in 2014.

Our holding and others segment’s selling expenses increased to AR$3,200 for the fiscal year ended December 31, 2015, compared to AR$5,300 in 2014.

Administrative expenses increased by 60.5% to AR$130.7 million for the fiscal year ended December 31, 2015, compared to AR$81.5 million for the same period in 2014, mainly due to higher fees to directors and statutory auditors (AR$19.3 million), contractors (AR$19.0 million) and taxes (AR$18.7 million). These effects were partly offset by lower labor costs (AR$4.2 million) and the fact that during fiscal year 2015 no charge was accrued on account of the management warrants reserve, as the fifth and last warrant accrued in September 201417. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$m except %	2015		2014
Taxes, rates and contributions	32.2	24.6%	13.5	16.6%
Directors' and syndics' fees	31.4	24.0%	12.1	14.8%
Fees for third-party services	31.3	23.9%	12.3	15.1%
Labor costs	19.0	14.5%	23.2	28.4%
Directors' options reserve	-	0.0%	6.7	8.2%
Others	16.9	12.9%	13.7	16.8%
Total	130.7	100.0%	81.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Net other operating income and expenses from our holding and others activities registered a profit of AR$211.8 million during fiscal year 2015, AR$207.6 million higher than the AR$4.2 million disclosed in 2014. This is mainly due to profits in the amount of AR$215.4 million for the cancellation of the debt conferring arbitration rights initiated by Enron Creditors Recovery Corp. and Ponderosa Assets LLP against the Republic of Argentina before the ICSID, where the condition stipulated in the loan agreement granted by TGS occurred in September 2015, which required its compulsory cancellation through the full and unconditional assignment of all rights and obligations under the Arbitration Proceeding18. The following table shows the main components for the specified periods:

17 For further information, see section 7.9 of this Annual Report.

18 For further information, see section 7.8.2 of this Annual Report.

2015 Annual Report | 120

	Fiscal Years Ended December 31,
Other Op. Income & Expenses, in AR$m except %	2015		2014
Gain from discharge/cancellation of TGS Loan	215.4	101.7%	-	0.0%
Recovery of expenses	2.4	1.2%	1.7	40.3%
Allowance for uncollectible tax credits	(2.5)	-1.2%	(0.2)	-4.7%
Provision for contingencies	(0.1)	-0.1%	(0.9)	-21.8%
Tax on bank transactions	(3.3)	-1.6%	(0.9)	-21.7%
Dividends earned	-	0.0%	3.4	82.3%
Other	(0.1)	0.0%	1.1	25.5%
Total	211.8	100.0%	4.2	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

The operating income of our holding and others segment amounted to AR$122.4 million for the fiscal year ended December 31, 2015, compared to the operating loss of AR$13.6 million for the same period in 2014, mainly due to the profits for the cancellation of debts conferring arbitration rights described above.

Net financial results related to holding and others activities represented a profit of AR$2,257.4 million for the fiscal year ended December 31, 2015, compared to AR$921.4 million for the same period in 2014, mainly due to higher profits for changes in the fair value of financial assets (AR$1,072.9 million), net foreign exchange differences (AR$264.0 million) and debt buy-back (AR$7.2 million). These effects were partially offset by higher losses from net financial interest (AR$1.1 million) and tax interest (AR$8.3 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

	Fiscal Years Ended December 31,
Financial Results, in AR$m except %	2015		2014
Financial income
Financial interest	25.5	100.0%	13.1	100.0%
Subtotal	25.5	100.0%	13.1	100.0%

Financial cost
Financial interest	2.8	-13.9%	16.3	1918.3%
Tax interest	(21.7)	108.1%	(13.4)	-1575.5%
Others	(1.2)	5.8%	(2.1)	-242.8%
Subtotal	(20.1)	100.0%	0.8	100.0%

Other financial results
Changes in the fair value of financial instruments	605.0	26.9%	341.0	37.6%
Foreign exchange differences, net	1,637.0	72.7%	564.2	62.2%
Gain in debt repurchase	9.9	0.4%	2.7	0.3%
Others	(0.0)	0.0%	(0.5)	-0.1%
Subtotal	2,251.9	100.0%	907.5	100.0%

Total	2,257.4	100.0%	921.4	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

2015 Annual Report | 121

Also, our holding and others segment recorded an income tax charge of AR$54.5 million for the fiscal year ended December 31, 2015, compared to a charge of AR$27.8 million for the same period of 2014.

Finally, our holding and others segment registered a net profit of AR$2,325.3 million for the fiscal year ended December 31, 2015 compared to a net profit of AR$879.9 million recorded in the same period of 2014, attributable to the Company’s owners.

2015 Annual Report | 122

14.     Dividend Policy

We are not planning to pay cash dividends on our ordinary shares or ADSs in the short term, retaining all available funds and any future profit in order to apply them to the operation and expansion of our business. Notwithstanding that, and except for legal limitations, we are not subject to any restriction on the payment of dividends.

2015 Annual Report | 123

15.     Board of Directors’ Proposal

Net income for the year resulted in a profit of AR$3,065,089,423. Therefore, the Board of Directors proposes that 5% of such profit be appropriated to a legal reserve of AR$153,254,471, and the remaining balance of AR$2,911,834,952 be appropriated to an optional reserve.

Finally, we would like to express our gratitude to all the people who shape Pampa Energía into a leading electricity company in Argentina. To all of them, to our shareholders who rely on us, to our advisors, to our clients and suppliers, a warm vote of thanks.

Buenos Aires City, March 9, 2016.

THE BOARD OF DIRECTORS

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Appendix I: Corporate Governance Report

CNV General Resolution No. 606/12

Background

Following the guidelines of the abrogated Public Offering Transparency Regime (the ‘RTOP’) under Executive Order No. 677/01, the National Securities Commission (the ‘CNV’) under General Resolution No. 516/07 approved the minimum content requirements for the preparation of a Code of Corporate Governance. Pursuant to this Code, all listed companies authorized by the CNV to make public offering of their marketable securities must meet disclosure requirements for the presentation of their annual financial statements. Their annual report should include a separate appendix with a detailed report where they should inform whether and how they comply with the recommendations in this Code, or explain the reasons why they fail to fully or partially comply with them, and/or whether they plan to adopt such recommendations in the future.

Then, based on the core principles set out in CNV General Resolution No. 516/07 regarding corporate governance and best practices, on May 23, 2012, the CNV passed General Resolution No. 606/12, specifically providing as follows: (i) abrogating CNV Resolution No. 516/07 for fiscal years beginning as from January 1, 2012; (ii) setting out a new Corporate Governance Code (the ‘Code’), laying down the various corporate governance principles and recommendations (substantially similar to those contained in the previous resolution); (iii) broadening the scope of application of this Code, covering all the issuers subject to the securities public offering regime, except for small and mid-sized enterprises, commercial paper debt issuers, credit unions, associations, and financial trust/depositary receipt Cedear issuers; and (iv) changing the way in which issuers must present their annual report, specifying full or partial compliance with the provisions contained in this Code.

As a result of the passing and enactment of Capital Market Act No. 26,831 (‘CMA’), in force since January 25, 2012, the RTOP regime was expressly abrogated by such law, and any reference thereto contained herein will conform to the new principles.

Therefore, the Board of Directors of Pampa Energía S.A. (‘Pampa’) has approved the report required by the Code, which is an integral part of these financial statements, and which contents are indicated below:

PRINCIPLE I: Ensuring Transparency in the Relationship between the Issuer, the Business Group of which it is a Leader and/or a Part, and its Related Parties

Recommendation I.1: Ensuring Board disclosure of applicable policies to the Issuer’s relationship with the business group of which it is a leader or a part, and its related parties

•           Compliance: Total

•           Inform or Explain: In Meeting No. 2019 dated October 10, 2008, Pampa’s Board of Directors approved the Related Party Transaction Policy and later, in meeting No. 2,123 dated October 27, 2015, approved an update of this Policy. Pursuant to this policy, all transactions (i) deemed high-value transactions, that is, with a value equal to or higher than 1% of Pampa’s Shareholders Equity; (ii) made with individuals and/or legal entities which, pursuant to Section 72 of the CMA, are considered ‘related parties’ should be subject to a specific prior authorization and control procedure carried out under the coordination of Pampa’s Legal Department with the participation of both Pampa’s Board of Directors and its Audit Committee (as applicable).  Said procedure strictly follows the guidelines set out in the applicable laws and regulations in this matter (Section 72 of the CMA.)

2015 Annual Report | 125

Additionally, Pampa will present itemized information on any contract entered into with related parties in its annual and quarterly financial statements; furthermore, in compliance with the regulations in force, all high-value transactions executed by Pampa with related parties will promptly be reported under the caption ‘relevant event’ to both the National Securities Commission and the markets where the Company quotes its shares.

Recommendation I.2: Ensuring the existence of mechanisms to prevent any conflict of interest

•           Compliance: Total

•           Inform or Explain: Pampa has a Code of Business Conduct in place stating the ethical principles that are the groundwork for the relationship between Pampa, its directors and statutory auditors, and its employees and suppliers. These guidelines provide that individuals within the scope of the applicable Code of Business Conduct should avoid any situation resulting in a conflict between their own personal interests and the company’s, thus preventing their personal or family interests from exerting any influence on their decisions and professional performance.

Any infringement upon the Code of Business Conduct may be reported through Pampa’s Ethics Hotline.

Recommendation I.3: Preventing misuse of insider information

•           Compliance: Total

•           Inform or Explain: On the one hand, the Code of Business Conduct provides that any information known to the directors, statutory auditors and Pampa’s employees within the framework of the organization and due to the performance of its day-to-day business will be treated as confidential and should not be disseminated, unless otherwise expressly stated.

On the other hand, and specifically relating to insider trading practices, Pampa has a Code of Best Securities Trading Practices. The policy provides that Directors, statutory auditors, managers and employees may not use material privileged information about Pampa, its affiliates, subsidiaries, and related companies to take advantage for their own or for third parties whenever they purchase or sell marketable securities.

In this regard, the Code provides that, at all times, all covered subjects should require the express authorization of the Compliance Office to conduct any operation involving Pampa and/or its subsidiaries securities’. Besides, the Code provides for a ‘restricted period’ within which no covered subject is authorized to conduct any operation. This period begins 20 days before the 48 hours after the presentation of the intermediate and annual financial statements to the applicable control bodies.

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PRINCIPLE II: Laying the Groundwork for Sound Management and Supervision by the Issuer

Recommendation II.1: Ensuring that Management takes on the Issuer’s management, supervision, and strategic direction

II.1.1

II.1.1.1

•           Compliance: Total

•           Inform or Explain: Pampa’s Board of Directors approves the Company’s annual budget, management goals, administrative matters, and different policies and strategies. It also monitors the strategic goals pursued by Pampa’s subsidiaries.

II.1.1.2

•           Compliance: Partial

•           Inform or Explain: Pampa has a Cash Flow Committee and a Management Committee in charge of implementing procedures and monitoring the company’s financial transactions in order to ensure transparency, clarity, and real-time availability of material information. In turn, articulation of investment policies is supervised by the Company’s General Manager.

Furthermore, the Financial Transactions Manual sets out the applicable procedures for the administration and control of financial operations performed by all companies within the Pampa Group so as to ensure transparency, clarity, and real-time availability of material information.

II.1.1.3

•           Compliance: Total

•           Inform or Explain: Annually, the Board of Directors approves the Corporate Governance report pursuant to CNV General Resolution No. 606/12.

Moreover, most of the internal policies implemented in the company in accordance to the aforementioned resolution are approved by Pampa’s Board of Directors.

II.1.1.4

•           Compliance: Partial

•           Inform or Explain: The appointment of Pampa’s senior managers is the result of a coordinated recruitment process conducted by the Company’s Chairman & CEO, together with members of the Board of Directors and the HR Department. The Company does not have specific policies regulating the recruitment of managers.

Furthermore, the Company has a procedure in place that is coordinated by the HR Department, by which all the employees (including managers) are annually evaluated on the level of performance and fulfillment of goals set by more senior officers. Based on the degree of fulfillment of corporate goals, among other factors, an annual variable compensation (performance bonus), and potential promotions and salary increases are determined based on market parameters and the company’s internal criteria.

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II.1.1.5

•           Compliance: Partial

•           Inform or Explain: CEOs, together with the HR Department, are in charge of designing succession planning for senior managers. The Company does not have specific policies regulating the succession planning for senior managers.

II.1.1.6

•           Compliance: Partial

•           Inform or Explain: CEOs, together with the HR Department, are in charge of designing succession planning for senior managers. The Company does not have specific policies regulating the succession planning for senior managers.

II.1.1.7

•           Compliance: Total

•           Inform or Explain: Pampa’s Board of Directors approved the Corporate Responsibility Policy at meeting No. 2019 held on October 10, 2008. The purpose of this corporate policy is to design and implement programs strengthening education, and promoting community development in all communities where Pampa operates directly or indirectly through its subsidiaries.

II.1.1.8

•           Compliance: Total

•           Inform or Explain: Regarding risk management, at the meeting held on March 7, 2007, Pampa’s Board of Directors decided to implement a risk management approach which would turn into a useful tool for identifying the main risks affecting Pampa. Such method provides for adequate risk response solutions, as well as formal risk disclosure channels. Later on, at the meeting No. 2004 held on March 7, 2008, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, which in December 2010 was updated and restated as ‘Business Risk Management Policy’.

Regarding internal controls, the Pampa’s Internal Audit Area has developed the ‘Internal Audit Handbook’, a collection of the premium standards issued by the ‘Institute of Internal Auditors’.

On the other hand, in 2010, Pampa’s Board of Directors approved an Anti-Fraudulent Practices Program. The purpose of this program is to supplement Pampa’s Code of Business Conduct, setting out responsibilities, duties, and methods for prevention and detection of fraudulent acts occurring within the Company.

II.1.1.9

•           Compliance: Partial

•           Inform or Explain: Pampa has implemented a training policy geared to supporting professional and academic development, and allowing for conducting programs to attract, develop, and retain its own human resources. This policy has neither been formally approved by Pampa’s Board of Directors nor supervised by Pampa’s HR Department.

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II.1.2

•           Compliance: Total

•           Inform or Explain: There is no other relevant corporate governance policy not previously mentioned in this report.

II.1.3

•           Compliance: Total

•           Inform or Explain: Pampa’s Legal Department supplies all Pampa’s directors and statutory auditors, as early as possible, with all the information on business to be transacted at any Board meeting. Moreover, by way of Pampa’s Legal Department, any director and/or statutory auditor may ask the relevant managers’ office questions on issues that are submitted to them for consideration. Besides, it’s Pampa’s internal practice to submit monthly management reports to the Board of Directors stating all relevant business, technical, regulatory, financial and accounting information related to Pampa and its subsidiaries.

II.1.4

•           Compliance: Total

•           Inform or Explain: Every Pampa’s significant ordinary business affair or administration matter to be approved by its Board of Directors is supported by the relevant reports written by the Pampa’s managers’ offices involved, as well as their opinions on the risks inherent to such matters. If applicable, all these procedures are conducted within the framework of the Business Risk Management Policy.

Recommendation II.2: Ensuring effective Corporate Management and Control

II.2.1

•           Compliance: Total

•           Inform or Explain: Pampa’s Board of Directors, either on its own behalf or delegating its functions to the various company managers’ offices, regularly verifies compliance with, deviations from, or adjustments for the annual budget, as well as the business plan.

II.2.2

•           Compliance: Partial

•           Inform or Explain: As specified in Recommendation II.1.1.4, the Company conducts an employee performance assessment, as coordinated by the HR Department, by which every employee (including managers) is annually evaluated on the level of performance and fulfillment of goals set by corporate officers. Based on the degree of fulfillment of corporate goals, among other factors, an annual variable compensation (performance bonus), and potential promotions and salary increases are determined based on market parameters and the company’s internal criteria.

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Recommendation II.3: Ensuring disclosure of Management’s performance assessment and its impact

II.3.1

•           Compliance: Total

•           Inform or Explain: Pampa’s Board of Directors’ performance is subject to the provisions set forth in the bylaws, the board rules, and any other applicable laws and regulations.

In Meeting No. 2087 held on March 30, 2012, Pampa’s Board of Directors approved its Internal Rules. These regulations primarily regulate issues concerning the requirements for holding board meetings.

II.3.2

•           Compliance: Total

•           Inform or Explain: Contemporaneously with the approval of audited annual financial statements, as well as quarterly financial statements with limited review, Pampa’s CEOs, on behalf of the Board of Directors and the Investor Relations Area, organize a conference call for all Pampa’s shareholders and other stakeholders generally, with a view to sharing information on management and financial results, giving reasons for such results, and answering all questions and queries.

Historically, Pampa’s Annual General Shareholders’ Meetings transacting the annual performance assessment of directors have generally approved such business without any qualification or specification. As of the date of this report, none of the shareholders present at these meetings has ever requested to have the performance of directors assessed according to the compliance levels specified in this Recommendation.

Recommendation II.4: Ensuring that the number of external and independent members constitutes a significant share of Management.

II.4.1

•           Compliance: Total

•           Inform or Explain: Based on its structure, Pampa has an adequate proportional number of independent and executive directors.

Regarding independent directors, pursuant to the criteria set out in the CNV Rules, Pampa has a greater proportional number than that required under section 109 of the CMA. This is due to the fact that Pampa is subject to the U.S. Sarbanes-Oxley Act.

Therefore, all members of Pampa’s Audit Committee are ‘independent’ directors.

II.4.2

•           Compliance: Total

•           Inform or Explain: It is not necessary to implement any type of internal policy to ensure that at least 20% of Board members are independent, because under the applicable laws and regulations in force, and as provided by the Company bylaws, the Board of Directors has a greater proportional number of independent directors than that specified in this Recommendation.

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To date, the independence of the members of Pampa’s Board of Directors has never been challenged.

On the other hand, Pampa’s directors holding company shares and participating in company shareholders’ meetings regularly abstain from discussing and voting on any matter relating to their performance (e.g., approving their performance, setting their compensation, etc.)

Recommendation II.5: Ensuring the existence of standards and procedures for recruitment and proposed appointment of directors and senior managers

II.5.1

•           Compliance: Non-Compliance

•           Inform or Explain: The duties to be discharged by an Appointment Committee would overlap with certain duties already undertaken by Pampa’s Audit Committee. Moreover, Section 12 of Pampa’s bylaws sets out a method for recruitment of directors, who are elected upon candidate lists, which guarantees enhanced transparency for such recruitment process.

II.5.1.1 – II.5.1.5

•           Compliance: Non-Compliance

•           Inform or Explain: Not applicable.

II.5.2 and subsections

•           Compliance: Non-Compliance

•           Inform or Explain: Not applicable.

II.5.3 and subsections

•           Compliance: Non-Compliance

•           Inform or Explain: Not applicable.

Recommendation II.6: Assessing the suitability that directors, and/or statutory auditors, and/or supervisory board members may discharge functions at different Issuers

•           Compliance: Total

•           Inform or Explain: It is not necessary to limit the participation of Pampa’s directors and/or statutory auditors in other companies that are part of other business groups. We understand that the existing legal limitations on this matter, in addition to the liability system applicable to directors and statutory auditors and the pertinent provisions of the Code of Business Conduct, are sufficient and ensure an adequate performance of duties by Pampa’s directors and statutory auditors.

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Recommendation II.7: Ensuring Training and Development of the Issuer’s directors and senior managers

II.7.1

•           Compliance: Total

•           Inform or Explain: In the Training area, a process for the implementation of an e-learning course platform was launched in 2015 aimed to develop this kind of training and ease the learning process and the transfer of knowledge within the organization.

Furthermore, several internal work meetings were organized to redefine and optimize the Company’s internal training process. In this respect, cross-area workshops were developed to link theoretical contents with real-life situations using group dynamics which generated significant involvement by each group’s members, and allowed for the application of the tools transmitted within the workshop’s theoretical framework.

Moreover, the Company continued offering mentoring and coaching activities for leadership roles so as to use coaching as a tool helping them to maximize their potential.

As in previous years, technical trainings on the specific activities of each area continued, seeking to keep our employees fully updated and to contribute to their professional development.

Besides, the Audit Committee approves an annual training plan for non-audit-related issues (for example, auditing and internal international accounting standards, among other issues). In this sense, during 2015, the members of the Audit Committee received refresher training on key aspects of risk management and the 3-line model. Furthermore, in its Meeting No. 175 held on September 3, 2015, the Audit Committee approved the training plan for fiscal year 2016, which will focus on the process and communication of relevant events, communications with the external auditor required under The Public Company Accounting Oversight Board (‘PCAOB’) applicable to companies listed in United States Stock Exchanges, and international auditing standards (‘IAS’).

II.7.2

•           Compliance: Total

•           Inform or Explain: Pampa generally provides financial support for master degree programs and postgraduate education to its employees.

PRINCIPLE III: Endorsing an Effective Policy for Identifying, Measuring, Managing and Disclosing Business Risk

Recommendation III: The Board of Directors must provide for a comprehensive business risk management policy and monitor its proper implementation

III.1

•           Compliance: Total

•           Inform or Explain: At the meeting held on March 7, 2007, Pampa’s Board of Directors decided to approve the selection, adjustment, and implementation of a risk management approach as a useful tool for identifying the main risks affecting Pampa. Such method provides for adequate risk response solutions, as well as formal risk disclosure channels. Afterwards, at meeting No. 2004 held on March 7, 2008, Pampa’s Board of Directors approved the ‘Risk Management Handbook’, later updated and restated as ‘Business Risk Management Policy’ in December 2010, which describes a process methodology and the roles and responsibilities for risk management.

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The key aspect of this policy is the establishment of duties, responsibilities, and methods for the prevention and detection of risks arising from activities conducted by the Company, and affecting its business or operations.

III.2

•           Compliance: Total

•           Inform or Explain: This Policy sets out responsibilities and methods for business risk assessment, and the procedure is conducted with the assistance of the Audit Committee, which is in charge of supervising assessment procedures and implementing related measures.

The key business risk factors taken into consideration by Pampa include, among others: (i) regulatory conditions having an impact on the Company; (ii) potential production failures; (iii) operational interruptions; (iv) losses resulting from incidents and/or disasters; (v) claims and complaints arising from disputes having an impact on the organization; (vi) environmental issues; (vii) impaired margins; (viii) trade union disputes; (ix) delay in certain maintenance works (known to and consented by the manufacturer) increasing the probability of unit failure despite taking every possible precaution.

III.3

•           Compliance: Total

•           Inform or Explain: This Policy also provides for the role of a Risk Manager, who is responsible for including in its annual programs all the necessary tests for detecting business risk signals and indicators, monitoring the effectiveness of the program as a whole, and safeguarding compliance with and oversight of this Policy.

III.4

•           Compliance: Total

•           Inform or Explain: The Business Risk Management Policy is updated on a yearly basis and the Risk Manager presents all new events to the Audit Committee for consideration.

Risks detected are evaluated under this proceeding to obtain the certification set out in the Sarbanes-Oxley Act (‘SOX’).

III.5

•           Compliance: Total

•           Inform or Explain: The results from this risk assessment procedure are communicated to the different departments and disclosed in the Annual Report.

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PRINCIPLE IV: Safeguarding Integrity of Financial Information with Independent Audits

Recommendation IV: Ensuring independence and transparency of the duties assigned to the Audit Committee and the External Auditor

IV.1

•           Compliance: Total

•           Inform or Explain: Pursuant to Pampa’s bylaws and the Audit Committee’s Rules, this committee consists exclusively of independent members.

IV.2

•           Compliance: Total

•           Inform or Explain: In 2010, Pampa hired a professional to fulfill the duties of an internal auditor, and who reports to the Audit Committee. In this sense, the Audit Committee evaluates the progress and development of the internal audit plan.

It is worth mentioning that the internal audit function is performed in accordance with international standards for internal audit practice issued by the Institute of Internal Auditors. Pampa’s internal auditor is also certified internationally by said institute.

IV.3

•           Compliance: Total

•           Inform or Explain: Upon the presentation and publication of Pampa’s annual financial statements, the Audit Committee conducts an annual assessment of the external auditors’ performance and issues an informed opinion in this regard pursuant to Section 18, Title V, Chapter III of CNV Regulations (Text Restated in 2013) and the Audit Committee’s Internal Rules.

IV.4

•           Compliance: Non-Compliance

•           Inform or Explain: Pampa has no specific rotation policy in place for Supervisory Board members and/or the External Auditor.

As regards the External Auditor’s rotation, Pampa complies with the provisions of the CNV. In this sense, on December 16, 2015, Pampa’s Board of Directors, Audit Committee and Supervisory Board issued an opinion favorable to extending the External Auditor rotation term for three additional years pursuant to CNV Resolution No. 639/15. Furthermore, an Extraordinary Meeting was called for January 22, 2016 to address this issue.

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PRINCIPLE V: Respecting the Rights of Shareholders

Recommendation V.1: Ensuring that shareholders have access to the Issuer’s information

V.1.1

•           Compliance: Total

•           Inform or Explain: Pampa’s CEOs, on behalf of the Board of Directors’ and the Investor Relationship area, organize a conference call upon each closing and presentation of the Company’s annual and quarterly financial statements. In these conference calls, which may be attended by all shareholders willing to participate and the investing public generally, information is provided on profits and losses for each fiscal year and relevant events for each period, and answers are given on specific doubts and queries.

V.1.2

•           Compliance: Total

•           Inform or Explain: On the one hand, Pampa has a special area within its organization that receives questions and/or queries from its shareholders and/or the investing public generally.

On the other hand, Pampa’s website has a special ‘Customer Relationship’ section containing all material information (financial statements, filings before regulatory authorities —including the U.S. Securities & Exchange Commission and the New York Stock Exchange—, relevant events, corporate governance policies, etc.) for its shareholders and the investing public generally. In turn, this special website section facilitates channeling queries.

Recommendation V.2: Promoting Active Participation by all Shareholders

V.2.1

•           Compliance: Total

•           Inform or Explain: Shareholders are given notice of meetings through the formal means set out in the bylaws and applicable regulations. Observance of these formalities are given notice to attend meetings is effective, and it does not undermine the principle of shareholder equal treatment.

V.2.2

•           Compliance: Total

•           Inform or Explain: Pampa considers it unnecessary and inappropriate to implement any kind of rules to ensure disclosure requirements for shareholders prior to holding a meeting since the Company strictly complies with the effective regulations in this matter. Along this line, Pampa guarantees shareholders the unrestricted exercise of the right to information, making available within the time periods specified in the applicable regulations, at its home office and also posted on its website, all relevant information and/or any information especially requested by a shareholder.

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V.2.3

•           Compliance: Total

•           Inform or Explain: Following the provisions set out in the applicable laws and regulations, Pampa’s bylaws expressly state that, upon written request, shareholders representing at least 5% of capital stock may call for a meeting, specifying its purpose and reasons. These requests will be handled in such a way that the Board of Directors or the Supervisory Board will convene the meeting for it to take place within 40 days of the date the notice of call is received.

To date, none of the shareholders representing at least 5% of Pampa’s capital stock has expressly called for a meeting.

V.2.4

•           Compliance: Total

•           Inform or Explain: Pampa has no policies in place to encourage the participation of major shareholders, thus abiding by the principle of equal treatment to shareholders, whether actual or potential.

V.2.5

•           Compliance: Non-Compliance

•           Inform or Explain: When directors are nominated for office, shareholders do not usually require them to state their position for or against the adoption of a Corporate Governance Code.

Recommendation V.3: Ensuring the one share one vote principle

•           Compliance: Total

•           Inform or Explain: The implementation of a policy to promote the one share one vote principle is not applicable to the Company. This is due to the fact that, pursuant to Pampa’s bylaws, shares are not divided into classes, and all of them confer the right to one vote.

Recommendation V.4: Setting out protection mechanisms for all shareholders vis-à-vis company takeovers

•           Compliance: Total

•           Inform or Explain: Pursuant to the provisions set forth in Section 90 of the Capital Market Act, the application of the Public Offering of Takeover Securities Regime is universal, thus comprising every company listing its shares on the stock exchange, such as Pampa.

Recommendation V.5: Increasing the outstanding shares/capital stock ratio

•           Compliance: Total

•           Inform or Explain: Pursuant to information supplied in compliance with the requirements set forth in Section 62 of the BCBA Listing Rules, as of December 31, 2015, there is a controlling group at Pampa holding 29.16% of its capital stock and voting rights. Consequently, the remaining percentage of capital stock is scattered among the investing public, largely exceeding the 20% specification contained in this recommendation.

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Moreover, in the last three years, it has been confirmed that more than 20% of the Issuer’s capital stock is scattered all over the market. Thus, in compliance with section 62 of the BCBA Listing Rules, the following percentages were identified in relation to the controlling group: (i) as of 12/31/15, 29.16%, (ii) as of 12/31/14, 20.94%; and (iii) as of 12/31/13, 22.63%.

Recommendation V.6: Ensuring transparency of the Company’s dividend policy

V.6.1

•           Compliance: Non-Compliance

•           Inform or Explain: Pampa has not set out a specific policy for dividend payments due to the unique characteristics of the electric power industry, the current scenario and the volatility of the markets. In this sense, it is not advisable to establish a specific dividend payment policy. The Board of Directors assesses the possibility of paying dividends to Pampa’s shareholders on a prudential basis within each fiscal year, after thoroughly examining the economic circumstances prevailing at the time.

V.6.2

•           Compliance: Partial

•           Inform or Explain: Although the Company has not put in place documented procedures to prepare the Issuer’s proposal for appropriation of retained earnings, Pampa’s Board of Directors drafts an informed proposal in conformity with legal requirements, which is included in the Annual Report.

The Shareholders’ Meeting held on April 30, 2015, resolved that profits recorded in the fiscal year ended 12/31/2014, amounting to AR$743,159,355, be allotted as follows: (i) 5% to the Legal Reserve; and (ii) the balance, to an Optional Reserve.

PRINCIPLE VI: Maintaining Direct and Responsible Bonds of Trust with the Community

Recommendation VI: Providing the community with information on the Issuer’s affairs, and a direct communication channel with the Company

VI.1

•           Compliance: Total

•           Inform or Explain: Pampa’s website, www.pampaenergia.com, is a user-friendly and permanently-updated browser tool which includes complete and accurate information on the member companies of the business group led by Pampa and their respective business. This website also enables users to ask questions and send queries

VI.2

•           Compliance: Partial

•           Inform or Explain: Once a year, Pampa prepares an Environmental Management Report, within each of its electric power generation plants.

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PRINCIPLE VII: Providing for Fair and Equitable Compensation

Recommendation VII: Setting out clear-cut policies for compensation of directors and senior managers, specifically focusing on conventional or bylaws-imposed limitations depending on the existence of profits

VII.1

•           Compliance: Non-Compliance

•           Inform or Explain: Pampa has no Compensation Committee in place. One of the key functions that this committee would perform regarding the compensation of directors and statutory auditors is currently performed by Pampa’s Audit Committee. On the other hand, any matter concerning remuneration of managers and employees is addressed by the Company’s HR Department in compliance with applicable laws and regulations.

VII.1.1 – VII.1.5

•           Compliance: Non-Compliance

•           Inform or Explain: Not applicable.

VII.2 and subsections

•           Compliance: Non-Compliance

•           Inform or Explain: Not applicable.

VII.3

•           Compliance: Non-Compliance

•           Inform or Explain: Not applicable.

VII.4

•           Compliance: Total

•           Inform or Explain: In this regard, the Audit Committee timely issues an opinion on the proposed remuneration for directors and senior managers strictly based on reasonable compensation criteria.

On the other hand, regarding the rest of the Company employees, the HR Department is responsible for developing and conducting the procedure for setting the relevant compensation amounts.

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PRINCIPLE VIII: Promoting Business Ethics

Recommendation VIII: Ensuring ethical behavior within the Issuer

VIII.1

•           Compliance: Total

•           Inform or Explain: Pampa has put in place a Code of Business Conduct which, additionally to setting out the ethical principles which lay the groundwork for the relationship between Pampa and its employees and suppliers, provides for means and tools that guarantee the transparency of affairs and issues affecting Pampa’s proper management. The Code establishes the principles that will govern the relationship between Pampa and its contractors, subcontractors, suppliers, and advisors pursuant to applicable laws and regulations.

On the other hand, the Code of Business Conduct, which is publicly available, must be signed by all the Company’s employees and members of the Board of Directors or the Supervisory Board.

VIII.2

•           Compliance: Total

•           Inform or Explain: As part of the various corporate governance policies adopted in the course of 2009, Pampa’s Management Committee approved the implementation of the Ethics Hotline as an exclusive channel to report, under strict confidentiality, any suspected misconduct or breach of the Code of Business Conduct.

The procedure for receiving, analyzing, and processing claims forwarded through the different Ethics Hotline channels (toll-free telephone number, e-mail, and/or webpage) is managed by a third-party provider.

VIII.3

•           Compliance: Total

•           Inform or Explain: The Code for Reporting Suspected Misconduct or Fraud Behavior within Pampa Group, under which the Ethics Hotline is implemented, provides that once a complaint is submitted, the third-party provider will draw up a report that will be sent to the Legal Manager who, under the supervision of Pampa’s Audit Committee, will analyze the complaint and classify it based on its urgency and type. Depending on how the complaint is categorized, it will be treated differently, which may even include the conduct of complaint-related inquiry proceedings. If appropriate, Pampa’s CEOs may coordinate the implementation of complaint-related corrective and/or disciplinary action.

PRINCIPLE IX: Deepening the Scope of the Code

Recommendation IX: Fostering the inclusion of good corporate governance practices in the Bylaws

•           Compliance: Total

•           Inform or Explain: The Board of Directors annually approves the Code of Corporate Governance Report, which is drafted in accordance with the applicable CNV regulations. However, Pampa’s Board of Directors believes that at present the provisions of the Code should not necessarily be reflected in whole in the Bylaws. Considering that the Bylaws, as well as the Report, are publicly available information through the CNV webpage, Pampa fully complies with the capital market transparency principle.

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